



















2012 Annual Report

Large enough to serve, small enough to care.


LNB
Bancorp, Inc.









Contents

Corporate Information 1

2012 Highlights 2-3

Investor Information 4

Financial Highlights 5

Chairman's Message 6

President's Message 7

Holding Company, Subsidiaries and Officers 8

Directors 9

Banking Locations 10

Financial Information/10K begins after Banking Locations



Corporate Information

Corporate Profile

LNB Bancorp, Inc. is a $1.2 billion bank holding company. The Lorain National Bank, LNB Bancorp's primary subsidiary, provides a full spectrum of financial services, including full-service community banking, specializing in commercial, personal banking services, residential mortgage lending and investment and trust services. Lorain National Bank serves customers through twenty retail banking centers and twenty-eight 24-hour ATMs in Lorain, Erie, Cuyahoga and Summit counties.

North Coast Community Development Corporation, a wholly owned subsidiary of The Lorain National Bank, provides qualified community businesses with debt financing. NCCDC offers commercial loans with preferred interest rates on projects that meet the standards for the New Markets Tax Credit Program.

Our Vision

The vision of LNB Bancorp, Inc. is to be recognized as a high growth, efficiently managed independent community bank.

Our Mission

The mission of LNB Bancorp, Inc. is to be a profitable, responsible, independent business that provides extraordinary service to our customers and community, while maximizing shareholder value and creating a high-quality and challenging work environment for our associates.


AVON LAKE TOWNE CENTER
LORAIN
NATIONAL
BANK

LNB: A Community Bank of Scale Serving Northeast Ohio

LNB receives SBA Lending Award

Lorain National Bank was recognized by the Small Business Administration as the 4th highest SBA lender in the Cleveland metropolitan area based on 2012 lender volume. The bank generated over $15 million in small business loans in 2012. This was the first time a community bank was ranked in the Top 5 in the Cleveland market.



George Nassif, vice president; Adrian Pasquale, vice president; Kevin Ball, senior vice president, commercial banking

Expanding our Home Loan Division

Lending for residential home purchases and refinancing was an important part of LNB's overall success in 2012. The Company opened lending offices in Solon and Hudson. These new markets, together with our existing Lorain County franchise, generated a 97% increase in home loans in 2012, compared to 2011. We expect mortgage revenue to continue to be strong in 2013 assuming that the housing market continues to improve. The value of looking to your community bank for a home loan—our team is knowledgeable and LNB moves quickly to get clients' transactions completed on schedule.


Introducing the
"NO-Cost"
Refinance Loan
Call
244-6000
LORAIN NATIONAL BANK
004391

Community Caring

In 2012, LNB and Morgan Bank associates logged an amazing 2,000+ hours of volunteer time at several organizations throughout Northeast Ohio. Just some of the worthwhile organizations where you will see LNB volunteers include: Second Harvest Food Bank, Catholic Charities, United Way, Neighborhood Alliance, Salvation Army, Lorain Public Schools, Girl Scouts, American Cancer Society, and the Leukemia & Lymphoma Society, to name a few.

"We all should be very proud of LNB and our **generous associates**. They continue to be **deeply involved** in support of our local communities and offer comfort and assistance to those less fortunate." – *Daniel E. Klimas, President & Chief Executive Officer*


VOLUNTEER

Investor Information

Corporate Headquarters

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll Free: (800) 860-1007

Corporate Website and E-mail Address

For up-to-date corporate, financial and product information.

www.4lnb.com
InvestorRelations@4lnb.com

Corporate Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Copies of Form 10-K and other filings are available at **www.4lnb.com** or by contacting Investor Relations. Analysts, shareholders and investors seeking additional corporate and financial information about LNB Bancorp, Inc. should contact Investor Relations at:

LNB Bancorp, Inc.
Investor Relations
Telephone: (440) 244-7317
Telefax: (440) 244-4815
457 Broadway
Lorain, OH 44052-1769
InvestorRelations@4lnb.com

Website Access to United States Securities and Exchange Commission Filings

All reports filed electronically by LNB Bancorp, Inc. with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on the Corporation's website at **www.4lnb.com**. These filings are accessible on the SEC's website at www.sec.gov.

Independent Registered Public Accounting Firm

Plante & Moran, PLLC
2601 Cambridge Court, Suite 500
Auburn Hills, MI 48326

Privacy Policy

The Privacy Policy of LNB Bancorp, Inc. and subsidiary companies describes how we safeguard customers' financial privacy. For more information, visit our website at **www.4lnb.com** or call (440) 244-7107.

Stock Transfer Agent and Registrar

Shareholders who hold their shares in physical certificates and have requests for information about their share balances, a change in name or address, lost certificates, or other shareholder account matters should call or write:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982
Toll Free: (800) 368-5948

Stock Listing



LNBB
NASDAQ
LISTED

LNB Bancorp, Inc. common stock is traded on the NASDAQ Stock Market® under the ticker symbol LNBB.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

You may buy LNB Bancorp, Inc. common stock through the LNBB Direct Stock Purchase and Dividend Reinvestment Plan using cash payments or automatic monthly deductions from your bank account. You also may have your dividends on LNB Bancorp, Inc. stock reinvested automatically. This is not an offer of LNB Bancorp, Inc. stock. To obtain a prospectus or more information about the LNBB Direct Stock Purchase and Dividend Reinvestment Plan, call (800) 368-5948.

Dividend Information

Complete dividend information is disclosed in the Form 10-K included with this report.

Quarterly Earnings Reporting

For 2013, LNB Bancorp, Inc.'s quarterly earnings are anticipated to be announced on or about the fourth week of April, July and October 2013 and January 2014. You may obtain a copy of the earnings release by accessing it at **www.4lnb.com** or by calling LNB at (440) 244-7317.

Financial Highlights for LNB Bancorp, Inc.

December 31, (Dollars in thousands, except per share data and ratios)	2012	2011	2010
Financial Position			
Assets	$ 1,178,254	$ 1,168,422	$ 1,152,537
Securities	203,763	226,012	221,725
Net loans	864,911	826,025	796,443
Deposits	999,592	991,080	978,526
Other borrowings	63,861	58,962	59,671
Shareholders' equity	110,144	113,274	109,464
Financial Results for the Year			
Interest income	$ 45,948	$ 49,349	$ 51,372
Interest expense	7,509	10,108	12,764
Net interest income	38,439	39,241	38,608
Provision for loan losses	7,242	10,353	10,225
Noninterest income	11,747	11,415	13,777
Noninterest expense	34,903	34,144	35,569
Income taxes	1,934	1,156	1,226
Net income	6,107	5,003	5,365
Preferred stock dividend and accretion	1,266	1,276	1,276
Net income available to common shareholders	4,841	3,727	4,089
Per Common Share Data			
Basic earnings	$ 0.61	$ 0.47	$ 0.55
Diluted earnings	0.61	0.47	0.55
Cash dividends	0.04	0.04	0.04
Book value (year-end)	11.50	11.18	10.75
Market value (year-end)	5.90	4.70	4.97
Financial Performance Ratios			
Return on average assets (ROAA)	0.51 %	0.43 %	0.46 %
Return on average shareholders' equity (ROAE)	5.29	4.47	4.97
Net interest margin (FTE)	3.49	3.67	3.60
Efficiency ratio	68.71	66.69	70.18
Loans/deposits	88.29	85.07	83.04
Dividend payout	6.56	8.51	7.27
Capital Ratios			
Core capital (Tier I)/Risk-adjusted assets	11.21 %	11.39 %	11.04 %
Total capital (Tier I Plus Tier II)/Risk-adjusted assets	12.47	14.01	13.82
Leverage ratio (Tier I/Average assets)	8.79	8.80	8.44
Average shareholders' equity to average assets	9.65	9.58	9.32
Market Ratios			
Price/earnings	9.67	10.00	9.04
Price/book (%)	51.30	42.04	46.23
Dividend yield (%)	0.68	0.85	0.80

Chairman's Message


James R. Herrick

Dear Fellow Shareholders,

I find myself writing this letter in the beginning of 2013 with a renewed enthusiasm and confidence in the success and direction of Lorain National Bank. As you review the details of our 2012 performance I would point out that not only did we increase profits from 2011 but we also took several key steps toward a successful transition from a Bank "with TARP" to a Bank "without Tarp"....an event we all recognize as a key moment in our Bank's future.

Along with the Treasury's sale of our TARP Preferred Stock and the subsequent repurchase by LNB of several million dollars of the Preferred Stock, our leadership team was busy building a strong and sustainable capital plan and business model for our future. Their efforts resulted in over $100,000,000 in new commercial loans, representing the Company's largest loan production in the past 10 years. They have also expanded your Bank's services into several new business markets and have developed key product offerings which enable our bankers to more effectively take care of our ever-widening customer base.

While managing this growth, your management team has also remained focused on controlling expenses and improving credit quality. With charge-offs 25% lower than 2011 and tight control of core expenses, our potential for 2013 and beyond continues to look even brighter in spite of what has been a very difficult interest rate environment and a very competitive marketplace.

As gratifying as it is to report the earnings and other results cited within this year's Annual Report, it is somewhat sobering to keep in mind that these relatively successful results came within a context of continued slow economic growth, high unemployment and a somewhat limited expansion of credit. You should know that the improvement in our performance coupled with our improved financial condition over the past year does not mean that we are content. Our aspirations for your Bank, our customers, our associates and ourselves are far from realized. We, your Board, remain mindful, specifically, that we must continue to focus on improving earnings per share with the goal of eventually providing the returns that you all expect from your investment in Lorain National Bank.

Nonetheless, I want to express my pride in our Company's accomplishments over the past year. The commitment of our associates to both our Bank and their communities remains a foundation for our success. The vision of management along with the skill and experience necessary to execute that vision has taken us through a very difficult period in U.S. economic history with a brighter outlook for tomorrow. Your Board's commitment to protecting and growing your Bank has driven us to the doorstep of what we hope to be a successful and brighter 2013.

I would like to take this opportunity to thank my fellow Board members for their dedication and hard work on all of our shareholders' behalf. In 2012, we continued to focus on developing every potential opportunity to grow our Bank and put in many long hours developing strategies and monitoring their executions in an effort to ensure our Bank's success. Individual Board member efforts have contributed greatly in both growth strategies and expense management. Your Board's commitment to supporting your management team has never been stronger, and I look forward to continuing that commitment in 2013 and beyond.

Finally, I would like to thank you, our shareholders. The past few years have been difficult for everyone in the banking sector, and I know you all know that. Your continued support and confidence has allowed us to remain focused on the tasks at hand. Whether it was survival, loan losses, TARP issues or interest rate pressures, we knew we could count on the support of our shareholder base as we fought our way through the difficult decisions and sometimes frustrating results during the past few years. We appreciate the patience you have shown as we have tackled the challenges of the last few years...and we are completely focused on rewarding your patience by continuing to build on our successes in 2012.

James R. Herrick
Chairman of the Board

President's Message



Daniel E. Klimas

To Our Shareholders,

I am encouraged by the financial results of your Company during 2012. Net income for the year was $6.1 million, a 22% increase over 2011. Credit quality has improved across all measures. The ratio of total nonperforming assets to total assets is at 2.48% as of December 31, 2012 compared to 3.09% as of December 31, 2011. Thanks to the outstanding contributions of our LNB associates and Board of Directors, we are a stronger community bank, well positioned for growth in 2013.

In 2012, we invested in a number of growth strategies for the bank. The Small Business Administration (SBA) recognized your Company as the 4th largest SBA lender in the Cleveland metropolitan area—generating over $15 million in small business loans. This was the first time a community bank was ranked in the Top 5. Serving small businesses has been a core strength of LNB throughout our 108-year history.

On the consumer side, residential home lending was an area of investment for us in 2012 and continues to be in 2013, as the housing market improves. We opened new lending offices in Solon and Hudson, expanding our sales efforts beyond Lorain County.

Morgan Bank, a division of LNB, has continued to grow and prosper. Our focus has been home lending and small business lending, and we've seen impressive growth even in this slow-growth economy. Our goal is to continue to expand the franchise through additional branch locations in the Summit/Portage County area.

LNB and its Morgan Bank subsidiary provide new and used auto loans through over 650 dealerships in Ohio, Georgia, Indiana, Kentucky, North Carolina and Tennessee. In late 2012, we expanded into the Pittsburgh, Pennsylvania market as well.

Although focused on growth and expansion, we are mindful of our roots in Lorain County. We remain committed to continuing our strong support in all of the communities we serve.

It is very exciting to be involved in new projects throughout our community. For example, we provided credit to Joe Firment Chevrolet & Joyce Buick/GMC to build their new stores in Avon. We also were involved with the new Lorain County Health & Dentistry building and the expansion for Kendal at Oberlin. We are excited to be part of the continuing success of our home market.

Our associates continue to demonstrate their commitment to our local communities, not only in serving our customers, but in providing volunteer support in a wide range of organizations. In 2012, our team logged an amazing 2,000+ hours of volunteer time at organizations throughout Northeast Ohio. These include Second Harvest Food Bank, Catholic Charities, Neighborhood Alliance, Girl Scouts, Salvation Army and many more.

I want to thank our customers, those who have been with LNB over the years, and our many new customers, for the confidence that you place in us each and every day. I want to recognize our Board of Directors for their dedication and their commitment to the value of community banking. And finally, thank you to our shareholders for your continued support.

Daniel E. Klimas
President and Chief Executive Officer

Holding Company, Subsidiaries and Officers

LNB Bancorp, Inc.

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

LNB Bancorp, Inc., a holding company and parent company of The Lorain National Bank.

Officers

Daniel E. Klimas
President and
Chief Executive Officer

Peter R. Catanese
Senior Vice President
Director of Marketing

Gary J. Elek
Chief Financial Officer

David Harnett
Senior Vice President
Chief Credit Officer

Robert F. Heinrich
Senior Vice President
Director of Risk Management
and Corporate Secretary

Mary E. Miles
Senior Vice President
Director of Human Resources,
Professional Development &
Security

Kevin W. Nelson
Senior Vice President
Director of Indirect Lending

John D. Simacek
Senior Vice President
Senior Retail Executive

Frank A. Soltis
Senior Vice President
Chief Information Officer

The Lorain National Bank

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

The Lorain National Bank operates 20 banking centers and 28 ATMs offering personal, residential mortgage lending and commercial banking products and services; investment management and trust services; 24-hour telephone banking and internet banking at **www.4LNB.com**.

Officers

Daniel E. Klimas
President and
Chief Executive Officer

Kevin G. Ball
Senior Vice President
Commercial Banking

Peter R. Catanese
Senior Vice President
Director of Marketing

Gary J. Elek
Chief Financial Officer

Patrick J. Griffin
Senior Vice President
Senior Trust Officer

David Harnett
Senior Vice President
Chief Credit Officer

Robert F. Heinrich
Senior Vice President
Director of Risk Management
and Corporate Secretary

Mary E. Miles
Senior Vice President
Director of Human Resources,
Professional Development & Security

Kevin W. Nelson
Senior Vice President
Director of Indirect Lending

John D. Simacek
Senior Vice President
Senior Retail Executive

Frank A. Soltis
Senior Vice President
Chief Information Officer

Joan P. Villarreal
Senior Vice President
Loan Operations

North Coast Community Development Corporation

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-7212

A wholly-owned subsidiary of The Lorain National Bank, its mission is to provide commercial loans and financial services to low and moderate communities in our service area.

Officers

Daniel E. Klimas
Chairman & President

Gary J. Elek
Treasurer

Robert F. Heinrich
Secretary

Directors of LNB Bancorp and Subsidiaries

LNB Bancorp, Inc. and The Lorain National Bank

James R. Herrick
Chairman of the Board; LNB Bancorp, Inc. and The Lorain National Bank
President; Liberty Auto Group, Inc.

Daniel E. Klimas
President and Chief Executive Officer; LNB Bancorp, Inc. and The Lorain National Bank

Robert M. Campana
Owner; Campana Development

J. Martin Erbaugh
President; JM Erbaugh Co.

Terry D. Goode
Consultant Old Republic National Title

Lee C. Howley
President; Howley Bread Group Ltd.

Daniel G. Merkel
Retired Regional President; Republic Bancorp, Inc.

Thomas P. Perciak
Mayor of Strongsville, Ohio

Jeffrey F. Riddell
President and Chief Executive Officer; Consumers Builders Supply Co.

John W. Schaeffer, M.D.
Elyria Memorial Regional Health System

Donald F. Zwilling, CPA, ABV
Director; Barnes Wendling CPAs, Inc.

North Coast Community Development Corporation

Daniel E. Klimas
Chairman of the Board
President and Chief Executive Officer; LNB Bancorp Inc. and The Lorain National Bank

Gary J. Elek
Treasurer

Tracie L. Haynes
Oberlin Community Leader

Robert F. Heinrich
Secretary

Homer A. Virdon
Director; Lorain Metropolitan Housing Authority

Banking Centers

Main
457 Broadway
Lorain, Ohio 44052
(440) 244-7185

Sixth Street Drive-In**
200 Sixth Street
Lorain, Ohio 44052
(440) 244-7242

Oberlin Avenue
3660 Oberlin Avenue
Lorain, Ohio 44053
(440) 282-9196

Pearl Avenue
2850 Pearl Avenue
Lorain, Ohio 44055
(440) 277-1103

Amherst Banking Center
1175 Cleveland Avenue
Amherst, Ohio 44001
(440) 988-4423

Avon Banking Center
2100 Center Road
Avon, Ohio 44011
(440) 934-7922

Avon Lake Banking Center
32960 Walker Road
Avon Lake, Ohio 44012
(440) 933-2186

Elyria Banking Centers
Ely Square
124 Middle Avenue
Elyria, Ohio 44035
(440) 323-4621

Chestnut Commons
105 Chestnut Commons Dr.
Elyria, Ohio 44035
(440) 366-5000

Lake Avenue
42935 North Ridge Road
Elyria Township, Ohio 44035
(440) 233-7196

Weslyan Village*
807 West Avenue
Elyria, Ohio 44035
(440) 989-5034

Village of LaGrange Banking Center
546 North Center Street
Village of LaGrange,
Ohio 44050
(440) 355-6734

North Ridgeville Center
34085 Center Ridge Rd.
North Ridgeville, Ohio 44039
(440) 327-2265

Oberlin Banking Centers
24 East College Street
Oberlin, Ohio 44074
(440) 775-1361

Kendal at Oberlin*
600 Kendal Drive
Oberlin, Ohio 44074
(440) 989-5033

Olmsted Township Banking Centers
27095 Bagley Road
Olmsted Township,
Ohio 44138
(440) 235-4600

The Renaissance*
26376 John Road
Olmsted Township,
Ohio 44138
(440) 989-5037

Vermilion Banking Center
4455 East Liberty Avenue
Vermilion, Ohio 44089
(440) 967-3124

Westlake Banking Center
Westlake Village*
28550 Westlake Village Drive
Westlake, Ohio 44145
(440) 989-5036


MorganBank
Simply More

178 W. Streetsboro Street
Hudson, Ohio 44236
(330) 342-4018

Other Offices
LNB Investment and Trust Services
457 Broadway
Lorain, Ohio 44052
(440) 244-7241

Commercial, Consumer and Mortgage Loans
457 Broadway
Lorain, Ohio 44052
(440) 244-7219
(440) 989-3348
(440) 985-7676

Customer Service
457 Broadway
Lorain, Ohio 44052
(440) 989-3348
(800) 860-1007

Human Resources
457 Broadway
Lorain, Ohio 44052
(440) 244-7207

All Other Offices Not Listed
Toll Free (800) 860-1007
Lorain (440) 244-6000

Commercial Banking
Independence Office
Summit 2, Suite 640
Independence, Ohio 44131
(216) 520-0846

Mortgage Lending Office
Solon Office
34305 Solon Rd.
Franklins Row #30
Solon, OH 44139
(440) 247-5656


Lorain County
Cuyahoga County
Avon Lake
Westlake
LORAIN
Avon
Olmsted Township
Vermilion
ELYRIA
Amherst
North Ridgeville
HUDSON
Oberlin
Summit County
Lagrange

ATM service available wherever you see this symbol
*Restricted to residents, their visitors and employees
**Drive-In service only

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 0-13203

LNB Bancorp, Inc.

(Exact name of the registrant as specified in its charter)

Ohio	**34-1406303**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
457 Broadway, Lorain, Ohio	**44052-1769**
(Address of principal executive offices)	*(Zip Code)*

(440) 244-6000

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1.00 per share	The NASDAQ Stock Market
Preferred Share Purchase Rights	The NASDAQ Stock Market

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates of the registrant at June 30, 2012 was approximately $45,092,641.

The number of common shares of the registrant outstanding on March 1, 2013 was 7,944,354.

Documents Incorporated By Reference

Portions of the Registrant's definitive Proxy Statement to be filed in connection with its 2013 Annual Meeting of Shareholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this report.

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2012.

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	12
Item 2.	Properties	12
Item 3.	Legal Proceedings	13
Item 4.	Mine Safety Disclosures	14
Supplemental Item: Executive Officers of the Registrant		14
	PART II	
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	38
Item 8.	Financial Statements and Supplementary Data	43
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosures	86
Item 9A.	Controls and Procedures	87
Item 9B.	Other Information	87
	PART III	
Item 10.	Directors, Executive Officers, Promoters and Control Persons of the Registrant	88
Item 11.	Executive Compensation	88
Item 12.	Security Ownership of Certain Beneficial Owners and Management	88
Item 13.	Certain Relationships and Related Transactions	89
Item 14.	Principal Accounting Fees and Services	89
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	89
Exhibit Index		90
SIGNATURES		93

PART I

Item 1. *Business*

LNB Bancorp, Inc. (the "Corporation") is a diversified banking services company headquartered in Lorain, Ohio. It is organized as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Its predecessor, The Lorain Banking Company, was a state chartered bank founded in 1905. It merged with the National Bank of Lorain in 1961, and in 1984 became a wholly-owned subsidiary of LNB Bancorp, Inc.

The Corporation engages in lending and depository services, investment services, and other traditional banking services. These services are generally offered through the Corporation's wholly-owned subsidiary, The Lorain National Bank (the "Bank").

The primary business of the Bank is providing personal, mortgage and commercial banking products, along with investment management and trust services. The Lorain National Bank operates through 20 retail-banking locations and 28 automated teller machines ("ATM's") in Lorain, Erie, Cuyahoga and Summit counties in the Ohio communities of Lorain, Elyria, Amherst, Avon, Avon Lake, LaGrange, North Ridgeville, Oberlin, Olmsted Township, Vermilion, Westlake and Hudson, as well as a business development office in Cuyahoga County.

Services

Commercial Lending. The Bank's commercial lending activities consist of commercial and industrial loans, commercial real estate loans, construction and equipment loans, letters of credit, revolving lines of credit, Small Business Administration loans and government guaranteed loans. The Bank's wholly-owned subsidiary, North Coast Community Development Corporation, offers commercial loans with preferred interest rates on projects that meet the standards for the federal government's New Markets Tax Credit Program.

Residential, Installment and Personal Lending. The Bank's residential mortgage lending activities consist of loans for the purchase of personal residences, originated for portfolio or to be sold in the secondary markets. The Bank's installment lending activities consist of traditional forms of financing for automobile and personal loans, indirect automobile loans, second mortgages, and home equity lines of credit. The Bank provides indirect lending services to new and used automobile dealerships located in Ohio, Kentucky, Indiana, North Carolina, Tennessee and Georgia. Through this program, the Bank has generated high-quality short-term assets that have been placed in its own portfolio or sold to several investor banks.

Deposit Services. The Bank's deposit services include traditional transaction and time deposit accounts, as well as cash management services for corporate and municipal customers. The Bank has occasionally supplemented local deposit generation with time deposits generated through a broker relationship. Deposits of the Bank are insured by the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC").

Other Services. Other bank services offered include safe deposit boxes, night depository, U.S. savings bonds, travelers' checks, money orders, cashiers checks, ATM's, debit cards, wire transfer, electronic funds transfers, foreign drafts, foreign currency, electronic banking by phone or through the internet, lockbox and other services tailored for both individuals and businesses.

Competition and Market Information

The Corporation competes primarily with 18 other financial institutions with operations in Lorain County, Ohio, which have Lorain County-based deposits ranging in size from approximately $930 thousand to over $970 million. These competitors, as well as credit unions and financial intermediaries, compete for Lorain County deposits of approximately of $3.9 billion.

The Bank's market share of total deposits in Lorain County was 22.14% in 2012 and 22.05% in 2011, and the Bank ranked number two in market share in Lorain County in 2012 and 2011.

The Corporation's Morgan Bank division operates from one location in Hudson, Ohio. The Morgan Bank division competes primarily with 10 other financial institutions for $637 million in deposits in the City of Hudson, and holds a market share of 20.09%.

The Bank has a limited presence in Cuyahoga County, competing primarily with 28 other financial institutions. Cuyahoga County deposits as of June 30, 2012 totaled $37.1 billion. The Bank's market share of deposits in Cuyahoga County was 0.07% in 2012 and 2011 based on the FDIC Summary of Deposits for specific market areas dated June 30, 2012.

Business Strategy

The Bank seeks to compete with larger financial institutions by providing exceptional local service that emphasizes direct customer access to the Bank's officers and compete with smaller local banks by providing more convenient distribution channels and a wider array of products. The Bank endeavors to provide informed and courteous personal services. The Corporation's management team ("Management") believes that the Bank is well-positioned to compete successfully in its market area. Competition among financial institutions is based largely upon interest rates offered on deposit accounts, interest rates charged on loans, the relative level of service charges, the quality and scope of the services rendered, the convenience of the banking centers and, in the case of loans to commercial borrowers, relative lending limits. Management believes that the commitment of the Bank to provide quality personal service and its local community involvement give the Bank a competitive advantage over other financial institutions operating in its markets.

Supervision and Regulation

The Corporation is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The BHC Act requires prior approval of the Federal Reserve Board before acquiring or holding more than a 5% voting interest in any bank. It also restricts interstate banking activities.

The Bank is subject to extensive regulation, supervision and examination by applicable federal banking agencies, including the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board. Because domestic deposits in the Bank are insured (up to applicable limits) and certain deposits of the Bank and debt obligations of the Bank are temporarily guaranteed (up to applicable limits) by the FDIC, the FDIC also has certain regulatory and supervisory authority over the Bank under the Federal Deposit Insurance Act (the "FDIA").

Regulatory Capital Standards and Related Matters

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The FDIC and the OCC have adopted risk-based capital ratio guidelines to which depository institutions under their respective supervision, such as the Bank, are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. The Corporation and the Bank met all risk-based capital requirements of the Federal Reserve Board, FDIC and OCC as of December 31, 2012.

Both federal and state law extensively regulate various aspects of the banking business, such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. To the extent statutory or regulatory provisions are described in this section, such descriptions are qualified in their entirety by reference to the particular statutory or regulatory provisions.

The Corporation and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between banks, affiliated companies and its executive officers and its affiliates. The statute prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restrict the types of collateral security permitted in connection with a bank's extension of credit to an affiliate. Additionally, all transactions with an affiliate must be on terms substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated parties.

EESA and ARRA

The Emergency Economic Stabilization Act of 2008 ("EESA"), as amended by the American Recovery and Reinvestment Act of 2009 ("ARRA") and the related interim final rule promulgated by the U.S. Treasury, among other things, imposed certain employee compensation and corporate expenditure limits on all participants in the U.S. Treasury's TARP Capital Purchase Program ("CPP"). The Corporation was a participant in the CPP as a result of its issuance and sale of Fixed Rate Cumulative Perpetual Preferred Stock, Series B ("Series B Preferred Stock"), to the Treasury in December 2008. As part of the Treasury's strategy for winding down its remaining investments in TARP, particularly in community banks, the Treasury conducted various public auctions of TARP preferred stock in 2012. On June 19, 2012, the Treasury completed a sale of the Series B Preferred Stock to the public through a modified Dutch auction. As a result, the Corporation is no longer subject to the employee compensation and corporate expenditure limits in EESA, ARRA and the related interim final rule. For details regarding the Corporation's participation in the CPP and the Treasury's sale of the Series B Preferred Stock, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law, which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act, together with the related regulations that are to be implemented, includes provisions affecting large and small financial institutions alike, including several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base, and permanently raises the current standard deposit insurance limit to $250,000; and expands the FDIC's authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to "offset the effect" of increased assessments on insured depository institutions with assets of less than $10 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions, establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly-traded companies and allows financial institutions to pay interest on business checking accounts. The law also restricts proprietary trading, places restrictions on the owning or sponsoring of hedge and private equity funds, and regulates the derivatives activities of banks and their affiliates. In addition, the law restricts the amount of trust preferred securities that may be considered Tier 1 capital. For depository institution holding companies with total assets of less than $15 billion, such as the Corporation, trust preferred securities issued before May 19, 2010 may continue to be included in Tier 1 capital, but future issuances of trust preferred securities will no longer be eligible for treatment as Tier 1 capital.

Because most aspects of this legislation continue to be subject to intensive agency rulemaking and subsequent public comment prior to implementation, which may occur over the next 12 months or more, it is difficult to predict at this time the ultimate effect of the Dodd-Frank Act on the Corporation.

Federal Deposit Insurance Act

Deposit Insurance Coverage Limits. Under the Dodd-Frank Act, the FDIC standard maximum depositor insurance coverage limit has been permanently increased to $250,000. The Dodd-Frank Act also provided that certain non-interest bearing transaction accounts had unlimited deposit insurance coverage through December 31, 2012.

Deposit Insurance Assessments. Substantially all of the Bank's domestic deposits are insured up to applicable limits by the FDIC. Accordingly, the Bank is subject to deposit insurance premium assessments by the FDIC. In February 2011, the FDIC approved an amendment to its deposit insurance assessment regulations. The rule implements a provision in the Dodd-Frank Act that changes the assessment base for deposit insurance premiums from one based on domestic deposits to one based on average consolidated total assets minus average Tier 1 capital. The rule also changes the assessment rate schedules for insured depository institutions so that approximately the same amount of revenue would be collected under the new assessment base as would be collected under the current rate schedule and the schedules previously proposed by the FDIC.

FICO Assessments. Since 1997, all FDIC-insured depository institutions have been required through assessments collected by the FDIC to service the annual interest on 30-year noncallable bonds issued by the Financing Corporation ("FICO") in the late 1980s to fund losses incurred by the former Federal Savings and Loan Insurance Corporation. FICO assessments are separate from and in addition to deposit insurance assessments, are adjusted quarterly and, unlike deposit insurance assessments, are assessed uniformly without regard to an institution's risk category.

Conservatorship and Receivership of Institutions. If any insured depository institution becomes insolvent and the FDIC is appointed its conservator or receiver, the FDIC may, under federal law, disaffirm or repudiate any contract to which such institution is a party, if the FDIC determines that performance of the contract would be burdensome, and that disaffirmance or repudiation of the contract would promote the orderly administration of the institution's affairs. Such disaffirmance or repudiation would result in a claim by its holder against the receivership or conservatorship. The amount paid upon such claim would depend upon, among other factors, the amount of receivership assets available for the payment of such claim and its priority relative to the priority of others. In addition, the FDIC as conservator or receiver may enforce most contracts entered into by the institution notwithstanding any provision providing for termination, default, acceleration, or exercise of rights upon or solely by reason of insolvency of the institution, appointment of a conservator or receiver for the institution, or exercise of rights or powers by a conservator or receiver for the institution. The FDIC as conservator or receiver also may transfer any asset or liability of the institution without obtaining any approval or consent of the institution's shareholders or creditors.

Depositor Preference. The FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of its depositors (including claims by the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as receiver would be afforded a priority over other general unsecured claims against such an institution. If an insured depository institution fails, insured and uninsured depositors along with the FDIC will be placed ahead of unsecured, nondeposit creditors, including a parent holding company and subordinated creditors, in order of priority of payment.

Prompt Corrective Action. The "prompt corrective action" provisions of the FDIA create a statutory framework that applies a system of both discretionary and mandatory supervisory actions indexed to the capital level of FDIC-insured depository institutions. These provisions impose progressively more restrictive constraints on operations, management, and capital distributions of the institution as its regulatory capital decreases, or in some cases, based on supervisory information other than the institution's capital level. This framework and the authority it confers on the federal banking agencies supplement other existing authority vested in such agencies to initiate supervisory actions to address capital deficiencies. Moreover, other provisions of law and regulation employ regulatory capital level designations the same as or similar to those established by the prompt corrective action provisions both in imposing certain restrictions and limitations and in conferring certain economic and other benefits upon institutions. These include restrictions on brokered deposits, limits on exposure to interbank liabilities, determination of risk-based FDIC deposit insurance premium assessments, and action upon regulatory applications.

Basel III

Internationally, both the Basel Committee on Banking Supervision and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III"). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with implementation by January 2019. In June 2012, the Federal Reserve Board released proposed rules regarding implementation of the Basel III regulatory capital rules for U.S. banking organizations. The proposed rules address a significant number of outstanding issues and questions regarding how certain provisions of Basel III are proposed to be adopted in the United States. Key provisions of the proposed rules include the total phase-out from Tier 1 capital of trust preferred securities for all banks, a capital conservation buffer of 2.5% above minimum capital ratios, inclusion of accumulated other comprehensive income in Tier 1 common equity, inclusion in Tier 1 capital of perpetual preferred stock, and an effective minimum Tier 1 common equity ratio of 7.0%. Final rules are expected to be adopted in 2013.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") and the federal regulations issued pursuant to it substantially broaden previously existing anti-money laundering law and regulation, increase compliance, due diligence and reporting obligations for financial institutions, create new crimes and penalties, and require the federal banking agencies, in reviewing merger and other acquisition transactions, to consider the effectiveness of the parties in combating money laundering activities.

Employees

As of December 31, 2012, the Corporation employed 262 full-time equivalent employees. The Corporation is not a party to any collective bargaining agreement. Management considers its relationship with its employees to be good. Employee benefits programs are considered by the Corporation to be competitive with benefits programs provided by other financial institutions and major employers within the current market area.

Industry Segments

The Corporation and the Bank are engaged in one line of business, which is banking services. See Item 8, "Financial Statements and Supplementary Data" for financial information regarding the Corporation's business.

Available Information

LNB Bancorp, Inc.'s internet website is www.4LNB.com. Copies of the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 are made available through this website or directly through the Securities and Exchange Commission (the "SEC") website which is www.sec.gov.

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "plan," "intend," "expect," "continue," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ materially from those expressed or anticipated as a result of risks and uncertainties which include but are not limited to:

- a worsening of economic conditions or slowing of any economic recovery, which could negatively impact, among other things, business activity and consumer spending and could lead to a lack of liquidity in the credit markets;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- increases in interest rates or further weakening of economic conditions that could constrain borrowers' ability to repay outstanding loans or diminish the value of the collateral securing those loans;
- market conditions or other events that could negatively affect the level or cost of funding, affecting the Corporation's ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth, and new business transactions at a reasonable cost, in a timely manner and without adverse consequences;
- changes in political conditions or the legislative or regulatory environment, including new or heightened legal standards and regulatory requirements, practices or expectations, which may impede profitability or affect the Corporation's financial condition (such as, for example, the Dodd-Frank Act and rules and regulations that have been or may be promulgated under the Act);
- persisting volatility and limited credit availability in the financial markets, particularly if market conditions limit the Corporation's ability to raise funding to the extent required by banking regulators or otherwise;
- significant increases in competitive pressure in the banking and financial services industries, particularly in the geographic or business areas in which the Corporation conducts its operations;
- limitations on the Corporation's ability to return capital to shareholders, including the ability to pay dividends, and the dilution of the Corporation's common shares that may result from, among other things, funding any repurchase or redemption of the Corporation's outstanding preferred stock;
- adverse effects on the Corporation's ability to engage in routine funding transactions as a result of the actions and commercial soundness of other financial institutions;
- general economic conditions becoming less favorable than expected, continued disruption in the housing markets and/or asset price deterioration, which have had and may continue to have a negative effect on the valuation of certain asset categories represented on the Corporation's balance sheet;
- increases in deposit insurance premiums or assessments imposed on the Corporation by the FDIC;
- a failure of the Corporation's operating systems or infrastructure, or those of its third-party vendors, that could disrupt its business;
- risks that are not effectively identified or mitigated by the Corporation's risk management framework; and
- difficulty attracting and/or retaining key executives and/or relationship managers at compensation levels necessary to maintain a competitive market position; as well as the risks and uncertainties described from time to time in the Corporation's reports as filed with the SEC.

The Corporation undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1A. ***Risk Factors***

As a competitor in the banking and financial services industries, the Corporation and its business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K and in the Corporation's other filings with the SEC, before making any investment decision with respect to the Corporation's securities. In particular, you should consider the discussion contained in Item 7 of this Annual Report on Form 10-K, which contains Management's Discussion and Analysis of Financial Condition and Results of Operations.

The risks and uncertainties described below may not be the only ones the Corporation faces. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently deems immaterial may also affect the Corporation's business. If any of these known or unknown risks or uncertainties actually occur or develop, the Corporation's business, financial condition, results of operations and future growth prospects could change. Under those circumstances, the trading prices of the Corporation's securities could decline, and you could lose all or part of your investment.

Economic trends have adversely affected the Corporation's industry and business and may continue to do so.

Difficult economic conditions, particularly over the last few years, led to dramatic declines in the housing market that resulted in decreasing home prices and increasing delinquencies and foreclosures which negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. These general economic trends, the reduced availability of commercial credit and relatively high rates of unemployment have all negatively impacted the credit performance of commercial and consumer credit and resulted in additional write-downs. Concerns over the stability of the financial markets and the economy resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets have adversely affected the Corporation's business, financial condition, results of operations and share price and may continue to do so. Also, the Corporation's ability to assess the creditworthiness of customers and to estimate the losses inherent in its credit exposure is made more complex by these difficult market and economic conditions. Business activity across a wide range of industries and regions remains slow to recover and local governments and many companies continue to be in difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Any worsening of current conditions or slowing of any economic recovery would have an adverse effect on the Corporation, its customers and the other financial institutions in its market. As a result, the Corporation may experience increases in foreclosures, delinquencies and customer bankruptcies.

Changes in interest rates could adversely affect the Corporation's earnings and financial condition.

The Corporation's earnings and cash flows depend substantially upon its net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond the Corporation's control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect: (1) the Corporation's ability to originate loans and obtain deposits; (2) the fair value of the Corporation's financial assets and liabilities, including its securities portfolio; and (3) the average duration of the Corporation's interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on the Corporation's financial condition and results of operations.

The Corporation's allowance for loan losses may not be adequate to cover actual future losses.

The Corporation maintains an allowance for loan losses to cover probable and incurred loan losses. Every loan the Corporation makes carries a certain risk of non-repayment, and the Corporation makes various assumptions and judgments about the collectibility of its loan portfolio including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review and consideration of the loan portfolio, Management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with the Corporation. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond the Corporation's control, and these losses may exceed current estimates. The Corporation cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If the Corporation's assumptions prove to be incorrect, its allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio, resulting in additions to the allowance. Excessive loan losses and significant additions to the Corporation's allowance for loan losses could have a material adverse impact on its financial condition and results of operations.

Federal regulators, as an integral part of their examination process, periodically review our allowance for loan losses and could require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

Changes in economic and political conditions could adversely affect the Corporation's earnings.

The Corporation's success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond the Corporation's control may adversely affect its asset quality, deposit levels and loan demand and, therefore, its earnings. Because the Corporation has a significant amount of real estate loans, additional decreases in real estate values could adversely affect the value of property used as collateral and the Corporation's ability to sell the collateral upon foreclosure. Adverse changes in the economy may also have a negative effect on the ability of the Corporation's borrowers to make timely repayments of their loans, which would have an adverse impact on the Corporation's earnings. If during a period of reduced real estate values the Corporation is required to liquidate the collateral securing a loan to satisfy the debt or to increase its allowance for loan losses, it could materially reduce the Corporation's profitability and adversely affect its financial condition. The substantial majority of the Corporation's loans are to individuals and businesses in Ohio. Consequently, significant declines in the economy in Ohio could have a materially adverse effect on the Corporation's financial condition and results of operations. Furthermore, future earnings are susceptible to declining credit conditions in the markets in which the Corporation operates.

Certain industries, including the financial services industry, are disproportionately affected by certain economic indicators such as unemployment and real estate asset values. Should the improvement of these economic indicators lag the improvement of the overall economy, the Corporation could be adversely affected.

Should the stabilization of the U.S. economy lead to a general economic recovery, the improvement of certain economic indicators, such as unemployment and real estate asset values and rents, may nevertheless continue to lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly. Furthermore, financial services companies with a substantial lending business are dependent upon the ability of their borrowers to make debt service payments on loans. Should unemployment or real estate asset values fail to recover for an extended period of time, the Corporation's results of operations could be negatively affected.

Strong competition may reduce the Corporation's ability to generate loans and deposits in its market.

The Corporation competes in a consolidating industry. A large part of the Corporation's competition continues to be large regional companies which have the capital resources to substantially impact such things as loan and deposit pricing, delivery channels and products. This may allow those companies to offer what may be perceived in the market as better pricing, better products and better convenience relative to smaller competitors like the Corporation, which could impact the Corporation's ability to grow its assets and earnings.

The Corporation's earnings and reputation may be adversely affected if credit risk is not properly managed.

Originating and underwriting loans is critical to the success of the Corporation. This activity exposes the Corporation to credit risk, which is the risk of losing principal and interest income because the borrower cannot repay the loan in full. The Corporation depends on collateral in underwriting loans, and the value of this collateral is impacted by interest rates and economic conditions.

The Corporation's earnings may be adversely affected if management does not understand and properly manage loan concentrations. The Corporation's commercial loan portfolio is concentrated in commercial real estate. This includes significant commercial and residential development customers. This means that the Corporation's credit risk profile is dependent upon, not only the general economic conditions in the market, but also the health of the local real estate market. Certain of these loans are not fully amortized over the loan period, but have a balloon payment due at maturity. The borrower's ability to make a balloon payment typically will depend on being able to refinance the loan or to sell the underlying collateral. This factor, combined with others, including the Corporation's geographic concentration, can lead to unexpected credit deterioration and higher provisions for loan losses.

The Corporation is subject to liquidity risk.

Market conditions or other events could negatively affect the level or cost of funding, affecting the Corporation's ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Although management has implemented strategies to maintain sufficient sources of funding to accommodate planned as well as unanticipated changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected and/or prolonged change in the level or cost of liquidity could adversely affect the Corporation's business, financial condition and results of operations.

As a result of the Dodd-Frank Act and international accords, financial institutions will become subject to new and increased capital and liquidity requirements. While it is not yet clear what form these requirements will take or how they will apply to the Corporation, it is possible that the Corporation could be required to increase its capital levels above the levels in its current financial plans. These new requirements could have a negative impact on the Corporation's ability to lend, grow deposit balances or make acquisitions and on its ability to make capital distributions in the form of dividends or share repurchases. Higher capital levels could also lower the Corporation's return on equity.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact the Corporation or the businesses in which it is engaged.

The financial services industry is extensively regulated. The Corporation is subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of its operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds, and not to benefit the Corporation's shareholders. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact the Corporation or its ability to increase the value of its business.

The US government has undertaken major reform of the financial services industry, including new efforts to protect consumers and investors from financial abuse. The Corporation expects to face further increased regulation of its industry as a result of current and future initiatives intended to provide economic stimulus, financial market stability and enhanced regulation of financial services companies and to enhance the liquidity and solvency of financial institutions and markets. The Corporation also expects in many cases more aggressive enforcement of regulations on both the federal and state levels. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Additionally, actions by regulatory agencies or significant litigation against the Corporation could require it to devote significant time and resources to defending its business and may lead to penalties that materially affect the Corporation and its shareholders.

In June 2012, the Federal Reserve Board released proposed rules regarding implementation of the Basel III regulatory capital rules for U.S. banking organizations. The proposed rules would substantially increase the complexity of capital calculations and the amount of required capital to be maintained. Specifically, the proposed rules would reduce the items that count as capital, establish higher capital ratios for all banks and increase risk weighting of a number of asset classes a bank holds. The potential impact of the proposed rules includes, but is not limited to, reduced lending and negative pressure on profitability and return on equity due to the higher capital requirements. The cost of implementation and ongoing compliance with the proposed rules may also negatively impact operating costs. To the extent the Company is required to increase capital in the future to comply with the proposed rules, existing shareholders may be diluted and/or our ability to pay common share dividends may be reduced.

The Dodd-Frank Act may adversely affect the Corporation's business, financial conditions and results of operations.

The Dodd-Frank Act, which became law in July 2010, imposes new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. Because the Dodd-Frank Act requires various federal agencies to adopt a broad range of regulations with significant discretion, the effects of the Act on the Corporation's business will depend largely on the implementation of the Act by those agencies, and many of the details of the new law and the effects they will have on the Corporation may not be known for months or even years.

Many of the provisions of the Dodd-Frank Act apply directly only to institutions much larger than the Corporation, and some will affect only institutions that engage in activities in which the Corporation does not engage. Among the changes to occur pursuant to the Dodd-Frank Act that can be expected to have an effect on the Corporation are the following:

- The OTS has been merged into the OCC and the authority of the other remaining bank regulatory agencies restructured;
- An independent Consumer Financial Protection Bureau has been established within the Federal Reserve Board, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws;
- New trust preferred securities will no longer count toward Tier 1 capital;
- The prohibition on the payment of interest on demand deposits has been repealed, effective July 21, 2011;
- The standard maximum amount of deposit insurance per customer is permanently increased to $250,000 and certain non-interest bearing transaction accounts had unlimited deposit insurance coverage through December 31, 2012;
- The deposit insurance assessment base calculation has been expanded to equal a depository institution's total assets minus the sum of its average tangible equity during the assessment period;
- New corporate governance requirements applicable generally to all public companies in all industries have required or will require new compensation practices, including, but not limited to, requiring companies to "claw back" incentive compensation under certain circumstances, to provide shareholders the opportunity to cast a non-binding vote on executive compensation, to consider the independence of compensation advisors and new executive compensation disclosure requirements;

- Establish new rules and restrictions regarding the origination of mortgages;
- Permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many provisions of the Dodd-Frank Act will not be implemented immediately and will require interpretation and rule making by federal regulators. The Corporation is closely monitoring all relevant sections of the Dodd-Frank Act to ensure continued compliance with laws and regulations. While the ultimate effect of the Dodd-Frank Act on the Corporation cannot be determined yet, the law is likely to result in increased compliance costs and fees paid to regulators, along with possible restrictions on the Corporation's operations.

The Corporation may be adversely impacted by weakness in the local economies it serves.

The Corporation's business activities are geographically concentrated in Northeast Ohio and, in particular, Lorain County, Ohio, where commercial activity has deteriorated at a greater rate than in other parts of Ohio and in the national economy. The Corporation is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. This has led to and may lead to further unexpected deterioration in loan quality, slower asset and deposit growth, which may adversely affect the Corporation's operating results. Moreover, the Corporation cannot give any assurance that it will benefit from any market growth or favorable economic conditions in its primary market areas if they do occur.

Future FDIC premiums could be substantially higher and would have an unfavorable effect on earnings.

Higher levels of bank failures over the last few years have dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. In addition, the FDIC now insures deposit accounts up to $250,000 per customer (up from $100,000) and noninterest-bearing transactional accounts were fully insured with unlimited coverage through December 31, 2012. These programs have placed additional stress on the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC has increased assessment rates of insured institutions. The Dodd-Frank Act also imposes additional assessments and costs with respect to deposits, requiring the FDIC to impose deposit insurance assessments based on total assets rather than total deposits. These announced increases, legislative and regulatory changes and any future increases or required prepayments of FDIC insurance premiums may adversely impact the Corporation's earnings and financial condition. If there are additional bank or financial institution failures, or the cost of resolving prior failures exceeds expectations, the Corporation may be required to pay even higher FDIC premiums than the recently increased levels.

The soundness of other financial institutions could adversely affect the Corporation.

The Corporation's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Corporation has exposure to many different industries and counterparties, and it routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Corporation or by other institutions. Many of these transactions expose the Corporation to credit risk in the event of default of the Corporation's counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due the Corporation. There is no assurance that any such losses would not materially and adversely affect the Corporation's results of operations.

A failure of the Corporation's operating systems or infrastructure, or those of its third-party vendors, could disrupt its business.

The Corporation's business is dependent on its ability to process and monitor large numbers of daily transactions in compliance with legal and regulatory standards and the Corporation's product specifications, which it changes to reflect its business needs. As processing demands change and the Corporation's loan portfolios grow in both volume and differing terms and conditions, developing and maintaining the Corporation's operating systems and infrastructure becomes increasingly challenging and there is no assurance that the Corporation can adequately or efficiently develop and maintain such systems. The Corporation's loan originations and conversions and the servicing, financial, accounting, data processing or other operating systems and facilities that support them may fail to operate properly or become disabled as a result of events that are beyond the Corporation's control, adversely affecting its ability to process these transactions. Any such failure could adversely affect the Corporation's ability to service its customers, result in financial loss or liability to its customers, disrupt its business, result in regulatory action or cause reputational damage. Despite the plans and facilities the Corporation has in place, its ability to conduct business may be adversely affected by a disruption in the infrastructure that supports its businesses. This may include a disruption involving electrical, communications, internet, transportation or other services used by the Corporation or third parties with which it conducts business.

Notwithstanding the Corporation's efforts to maintain business continuity, a disruptive event impacting its processing locations could adversely affect its business, financial condition and results of operations. The Corporation's operations rely on the secure processing, storage and transmission of personal, confidential and other information in its computer systems and networks. Although the Corporation takes protective measures, its computer systems, software and networks may be vulnerable to unauthorized access, computer viruses, malicious attacks and other events that could have a security impact beyond the Corporation's control. If one or more of such events occur, personal, confidential and other information processed and stored in, and transmitted through, the Corporation's computer systems and networks, could be jeopardized or otherwise interruptions or malfunctions in its operations could result in significant losses or reputational damage. The Corporation also routinely transmits and receives personal, confidential and proprietary information, some through third parties. The Corporation has put in place secure transmission capability, and works to ensure third parties follow similar procedures. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, regulatory action and reputational harm. In the event personal, confidential or other information is jeopardized, intercepted, misused or mishandled, the Corporation may be required to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to fines, penalties, litigation costs and settlements and financial losses that are either not insured against or not fully covered through any insurance maintained by it. If one or more of such events occur, the Corporation's business, financial condition or results of operations could be significantly and adversely affected.

The Corporation is subject to risk from the failure of third party vendors.

The Corporation relies on other companies to provide components of the Corporation's business infrastructure. Third party vendors provide certain components of the Corporation's business infrastructure, such the Bank's processing and electronic banking systems, item processing and Internet connections. While the Corporation has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parties not providing the Corporation their services for any reason or their performing their services poorly, could adversely affect the Corporation's ability to deliver products and services to the Corporation's operations directly through interference with communications, including the interruption or loss of the Corporation's websites, which could adversely affect the Corporation's business, financial condition and results of operations.

The Corporation may have fewer resources than many of its competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers.

Changes in accounting standards could materially impact the Corporation's financial statements.

The Financial Accounting Standards Board (FASB) may change the financial accounting and reporting standards that govern the preparation of the Corporation's financial statements. These changes can be difficult to predict and can materially impact how the Corporation records and reports it financial condition and results of operations.

The Corporation may not be able to attract and retain skilled people.

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities in which the Corporation is engaged can be intense, and the Corporation may not be able to retain or hire the people it wants and/or needs. In order to attract and retain qualified employees, the Corporation must compensate its employees at market levels. If the Corporation is unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain its competitive position, the Corporation's performance, including its competitive position, could suffer, and, in turn, adversely affect the Corporation's business, financial condition and results of operations.

The Corporation's issuance of Series B Preferred Stock may limit the Corporation's ability to return capital to its shareholders. If the Corporation is unable to redeem such preferred shares, the dividend rate will increase substantially.

As long as the Corporation's Series B Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited to the extent there are then any accrued and unpaid dividends on such preferred stock, subject to certain limited exceptions. These restrictions may have an adverse effect on the market price of the Corporation's Common Shares, and, as a result, they could adversely affect the Corporation's business, financial condition and results of operations.

Unless the Corporation is able to repurchase or redeem the Series B Preferred Stock by February 14, 2014, the dividend payments on this capital will increase substantially at that point, from 5% (approximately $0.9 million annually) to 9% (approximately $1.7 million annually). Depending on market conditions at the time, this increase in dividends could significantly impact the Corporation's liquidity, and as a result, adversely affect the Corporation's business, financial condition and results of operations.

The Corporation's ability to pay dividends is subject to limitations.

Holders of the Corporation's common shares are only entitled to receive such dividends as the Board of Directors may declare out of funds legally available for such payments. Furthermore, the Corporation's common shareholders are subject to the prior dividend rights of holders of its preferred stock.

In September 2009, the Corporation reduced its quarterly dividend on its common shares to $0.01 per share and does not expect to increase the quarterly dividend above $0.01 until after such time as the Corporation's Series B Preferred Stock has been repurchased or redeemed in full. The Corporation could determine to eliminate its common shares dividend altogether. Furthermore, as long as the Series B Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited to the extent that there are then any accrued and unpaid dividends on such preferred stock, subject to certain limited exceptions. This could adversely affect the market price of the Corporation's common shares. Also, the Corporation is a bank holding company and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends.

In addition, the terms of the Corporation's outstanding trust preferred securities prohibit it from declaring or paying any dividends or distributions on its capital stock, including its common shares, if an event of default has occurred and is continuing under the applicable indenture or if the Corporation has given notice of its election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Additional capital may not be available to the Corporation if and when it is needed.

The Corporation and the Bank are subject to capital-based regulatory requirements. The ability of the Corporation and the Bank to meet capital requirements is dependent upon a number of factors, including results of operations, level of nonperforming assets, interest rate risk, future economic conditions, future changes in regulatory and accounting policies and capital requirements, and the ability to raise additional capital if and when it is needed. Certain circumstances, such as a reduction of capital due to losses from nonperforming assets or otherwise, could cause the Corporation or the Bank to become unable to meet applicable regulatory capital requirements, which may materially and adversely affect the Corporation's financial condition, liquidity and results of operations. In such an event, additional capital may be required to meet requirements. The Corporation's ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time which are outside its control, and on the Corporation's financial performance. Accordingly, additional capital, if needed, may not be available on terms acceptable to the Corporation. Furthermore, if any such additional capital is raised through the offering of equity securities, it may dilute the holdings of the Corporation's existing shareholders or reduce the market price of the Corporation's common shares, or both.

The Corporation's risk management framework may not effectively identify or mitigate its risks.

The Corporation's risk management framework seeks to mitigate risk and appropriately balance risk and return. The Corporation has established processes and procedures intended to identify, measure, monitor and report the types of risk to which it is subject, including credit risk, market risk, liquidity risk, operational risk, legal and compliance risk, and strategic risk. The Corporation seeks to monitor and control its risk exposure through a framework of policies, procedures and reporting requirements. Management of the Corporation's risks in some cases depends upon the use of analytical and/or forecasting models. If the models that the Corporation uses to mitigate these risks are inadequate, the Corporation may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that the Corporation has not appropriately anticipated, identified or mitigated. If the Corporation's risk management framework does not effectively identify or mitigate its risks, it could suffer unexpected losses and could be materially adversely affected.

If the Corporation is required to write down goodwill recorded in connection with its acquisitions, the Corporation's profitability would be negatively impacted.

Applicable accounting standards require the Corporation to use the purchase method of accounting for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the acquired company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2012, the Corporation had approximately $21.6 million of goodwill on its balance sheet. Goodwill must be evaluated for impairment at least annually. Write downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and related write downs, which would have an adverse effect on the Corporation's financial condition and results of operations.

Our compensation expense may increase substantially as a result of the sale of the Corporation's Series B Preferred Stock by the United States Department of the Treasury.

As a result of the United States Department of the Treasury's sale of the Corporation's Series B Preferred Stock, certain executive compensation restrictions and corporate governance standards, as set forth in the Interim Final Rule on TARP Standards for Compensation and Corporate Governance published June 15, 2009, are no longer be applicable and the Corporation's compensation expense for its executive officers and other senior employees may increase substantially.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

The Corporation's corporate offices are located at 457 Broadway, Lorain, Ohio. As of December 31, 2012, the Corporation and its subsidiaries operated a total of 26 facilities, including its banking centers, loan production offices, corporate offices, and maintenance, purchasing, operations and professional development centers, which are located in Lorain, eastern Erie, western Cuyahoga and Summit counties of Ohio. Of these facilities, 13 were owned, including the corporate offices. The other 13 facilities were leased from unaffiliated third parties on varying lease terms. See Note 8 to the consolidated financial statements contained in Item 8, "Financial Statement and Supplementary Data."

The 26 facilities and their addresses are listed in the following table:

Main Banking Center & Corporate Offices	457 Broadway, Lorain
Vermilion	4455 East Liberty Avenue, Vermilion
Amherst	1175 Cleveland Avenue, Amherst
Lake Avenue	42935 North Ridge Road, Elyria Township
Avon	2100 Center Road, Avon
Avon Lake	32960 Walker Road, Avon Lake
Pearl Avenue	2850 Pearl Avenue, Lorain
Oberlin	24 East College Street, Oberlin
Ely Square	124 Middle Avenue, Elyria
Oberlin Avenue	3660 Oberlin Avenue, Lorain
Olmsted Township	27095 Bagley Road, Olmsted Township
Kendal at Oberlin	600 Kendal Drive, Oberlin
The Renaissance	26376 John Road, Olmsted Township
Chestnut Commons	105 Chestnut Commons Drive, Elyria
North Ridgeville	34085 Center Ridge Road, North Ridgeville
Village of LaGrange	540 North Center Street, LaGrange
Westlake Village	28550 Westlake Village Drive, Westlake
Wesleyan Village	807 West Avenue, Elyria
Morgan Bank	178 West Streetsboro Street, Hudson
Solon Mortgage Center	34305 Solon Rd., Franklin's Row #30, Solon
Cuyahoga Loan Production Office	2 Summit Park Drive, Independence
Operations Center	2130 West Park Drive, Lorain
Maintenance Center	2140 West Park Drive, Lorain
Purchasing Center	2150 West Park Drive, Lorain
Professional Development Center	521 Broadway, Lorain
Sixth Street Drive-In	200 West 6th Street, Lorain

The Corporation also owns and leases equipment for use in its business. The Corporate headquarters at 457 Broadway is currently 75% occupied. The remaining space is expected to be utilized to accommodate future growth. The Corporation considers all its facilities to be in good condition, well-maintained and more than adequate to conduct the business of banking.

Item 3. ***Legal Proceedings***

On April 18, 2008, the Corporation and Richard M. Osborne and certain other parties entered into a settlement agreement (the "Settlement Agreement") to settle certain contested matters relating to the Corporation's 2008 annual meeting of shareholders. Under the Settlement Agreement, among other things, Mr. Osborne agreed not to seek representation on the Corporation's Board of Directors or to solicit proxies with respect to the voting of the Corporation's common shares for a period of at least 18 months after April 18, 2008. In proxy materials filed with the SEC on March 20, 2009, Mr. Osborne indicated his intent to solicit proxies in favor of the election of two nominees for election as directors at the Corporation's 2009 annual meeting of shareholders. On March 24, 2009, the Corporation filed a complaint against Mr. Osborne for a declaratory judgment and preliminary and permanent injunctive relief in the United States District Court for the Northern District of Ohio, Eastern Division, to enforce the "standstill" provisions of the Settlement Agreement and restrain Mr. Osborne from (a) engaging in any solicitation of proxies or consents, (b) seeking to advise, encourage or influence any person or entity with respect to the voting of any voting securities of the Corporation, (c) initiating, proposing or otherwise soliciting shareholders of the Corporation for the approval of shareholder proposals, (d) entering into any discussions, negotiations, agreements, arrangements or understanding with any third party with respect to any of the foregoing and (e) disseminating his proposed proxy materials to shareholders of the Corporation. The Corporation also sought an order from the Court temporarily restraining Mr. Osborne from engaging in any of the foregoing activities. On March 28, 2009, the Court issued an order granting the Corporation's motion for a temporary restraining order. On April 3, 2009, the Court issued an order granting the Corporation's motion for a preliminary injunction restraining Mr. Osborne from engaging in any of the foregoing activities. On February 15, 2010, Mr. Osborne filed a motion to dissolve the preliminary injunction, which the Corporation opposed. On March 23, 2010, the Court denied Mr. Osborne's motion to dissolve the preliminary injunction. Prior to the Court's decision, on March 19, 2010, Mr. Osborne filed a motion for summary judgment and the Corporation filed a motion for partial summary judgment. On April 14, 2010, Mr. Osborne filed an interlocutory appeal of the denial of his motion to dissolve the preliminary injunction with the Sixth Circuit Court of Appeals. Proceedings in the District Court were stayed pending resolution of Mr. Osborne's appeal by the Sixth Circuit Court of Appeals. On July 25, 2011, the Sixth Circuit affirmed the decision of the District Court. The case was remanded to the District Court, and, on November 30, 2011, the Court granted the Corporation's motion for partial summary judgment, ruling that Mr. Osborne must refrain from engaging in any of the conduct specified in the "standstill" provisions of the Settlement Agreement until such time as both of the directors designated by Mr. Osborne pursuant to the Settlement Agreement no longer serve on the Corporation's Board of Directors. With respect to the remaining claims, the Court scheduled the commencement of a trial on the merits for March 13, 2012. In the meantime, Osborne appealed the District Court's decision granting a permanent injunction to the Sixth Circuit. The Corporation filed a motion to dismiss the appeal, which remains pending in the Sixth Circuit. The District Court has stayed all proceedings pending resolution of the matter in the Sixth Circuit. The appeal has been fully briefed and the Sixth Circuit has not set a date for oral argument. All other claims remain pending in the District Court, but have been stayed pending resolution of the appeal.

Item 4. ***Mine Safety Disclosures***

Not applicable.

Supplemental Item — Executive Officers of the Registrant

Pursuant to Form 10-K, General Instruction G(3), the following information on Executive Officers is included as an additional item in this Part I:

Name	Age	Principal Occupation For Past Five Years	Positions and Offices Held with LNB Bancorp, Inc.	Executive Officer Since
Daniel E. Klimas	54	President and Chief Executive Officer, LNB Bancorp, Inc., February 2005 to present. President, Northern Ohio Region, Huntington Bank from 2001 to February 2005.	President and Chief Executive Officer	2005
Gary J. Elek	61	Chief Financial Officer, LNB Bancorp, Inc., from April 2009 to present. Vice President and Controller for North America of A. Schulman, Inc. in Akron, Ohio from 2006 to 2008. Corporate Controller of A. Schulman, Inc. from 2004 to 2006. Executive Vice President, Corporate Development from 1999 to 2004, as Senior Vice President, Corporate Development from 1997 to 1999 and as Senior Vice President and Treasurer from 1988 to 1997 of FirstMerit Corporation.	Chief Financial Officer and Principal Accounting Officer	2009
David S. Harnett	61	Senior Vice President and Chief Credit Officer, LNB Bancorp, Inc., August 2007 to present. Senior Lender and Chief Credit Officer, January 2006 to August 2007, and Senior Vice President and Chief Credit Officer, January 2002 to January 2006, of the Cleveland, Ohio affiliate of Fifth Third Bank.	Senior Vice President and Chief Credit Officer	2007
Kevin Nelson	49	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Director of Indirect Lending, The Lorain National Bank, from May 2007 to present. Senior Vice President, Bank Sales and Loan Originations, Morgan Bank (a division of the Bank), from September 2006 to May 2007. President, Nelson Marketing Group, LLC, from November 2005 to September 2006.	Senior Vice President and Director of Indirect Lending	2009
Frank A. Soltis	60	Senior Vice President, LNB Bancorp, Inc., July 2005 to present. Senior Vice President, Lakeland Financial Corporation, 1997 to 2005.	Senior Vice President and Director of Technology & Operations	2005
Mary E. Miles	54	Senior Vice President, LNB Bancorp, Inc., April 2005 to present. President, Miles Consulting, Inc. from 2001 to 2005.	Senior Vice President and Director of Human Resources, Professional Development & Security	2005
John Simacek	60	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Senior Retail Executive, The Lorain National Bank (a subsidiary of the Corporation), October 2005 to present. Vice President and Regional Manager of the Cleveland, Ohio affiliate of Fifth Third Bank, 1999 to October 2005.	Senior Vice President and Senior Retail Executive	2009
Robert F. Heinrich	59	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Corporate Secretary, LNB Bancorp, Inc., from February 2008 to Present. Director of Risk Management, LNB Bancorp, Inc., from 2005 to present. Controller, LNB Bancorp, Inc., from January 2004 to March 2005. Auditor, LNB Bancorp, Inc., from May 2003 to January 2004.	Senior Vice President, Corporate Secretary and Director of Risk Management	2009
Peter R. Catanese	56	Senior Vice President and Marketing Director, LNB Bancorp, Inc., from September 2005 to present. Vice President, Charter One Bank, May 1998 to September 2005.	Senior Vice President and Director of Marketing	2011

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information; Equity Holders; Dividends. LNB Bancorp, Inc. common shares, par value $1.00 per share, are traded on The NASDAQ Stock Market® under the ticker symbol "LNBB". The prices below represent the high and low sales prices reported on The NASDAQ Stock Market for each specified period. All prices reflect inter-dealer prices without markup, markdown or commission and may not necessarily represent actual transactions.

LNB Bancorp, Inc. has paid a cash dividend to shareholders each year since becoming a holding company in 1984. At present, the Corporation expects to pay cash dividends to shareholders in an amount equal to $0.01 per share if approved by the Board of Directors. The Corporation could decide to eliminate its common share dividend altogether. In addition, as long as the Series B Preferred Stock issued by the Corporation is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited to the extent that there are then any accrued and unpaid dividends on such preferred stock, subject to certain limited exceptions. Furthermore, the terms of the Corporation's outstanding trust preferred securities prohibit it from declaring or paying any dividends or distributions on its capital stock, including its common shares, if an event of default has occurred and is continuing under the applicable indenture or if the Corporation has given notice of its election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

The common shares of LNB Bancorp, Inc. are usually listed in publications as "LNB Bancorp". LNB Bancorp Inc.'s common stock CUSIP is 502100100.

As of March 4, 2013, LNB Bancorp, Inc. had 1,769 shareholders of record and the closing price per share of the Corporation's common shares was $7.77.

Common Stock Trading Ranges and Cash Dividends Declared

	2012		
	High	**Low**	**Cash Dividends Declared Per Share**
First Quarter	$ 7.34	$ 4.60	$ 0.01
Second Quarter	6.93	6.00	0.01
Third Quarter	6.75	5.46	0.01
Fourth Quarter	6.70	5.78	0.01

	2011		
	High	**Low**	**Cash Dividends Declared Per Share**
First Quarter	$ 5.70	$ 4.94	$ 0.01
Second Quarter	6.02	5.33	0.01
Third Quarter	5.92	3.60	0.01
Fourth Quarter	4.70	4.55	0.01

The following graph shows a five-year comparison of cumulative total returns for LNB Bancorp, the Standard & Poor's 500 Stock Index© and the Nasdaq Bank Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among LNB Bancorp, Inc., The S&P 500 Index
And The NASDAQ Bank Index
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
LNB Bancorp, Inc.
S&P 500
NASDAQ Bank

* $100 invested on 12/31/07 in stock or index. Including reinvestment of dividends. Fiscal year ending December 31.

The graph shown above is based on the following data points:

	12/07	12/08	12/09	12/10	12/11	12/12
LNB Bancorp, Inc.	**$100.00**	**$38.00**	**$32.54**	**$37.84**	**$36.08**	**$45.58**
S&P 500 Index	**100.00**	**63.00**	**79.67**	**91.67**	**93.61**	**108.59**
NASDAQ Bank Index	**100.00**	**78.22**	**68.07**	**82.40**	**70.08**	**82.33**

Issuer Purchases of Equity Securities

The following table summarizes common share repurchase activity for the quarter ended December 31, 2012:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) that may yet be Purchased Under the Plans or Programs (1)
October 1, 2012 — October 31, 2012	—	n/a	—	129,500
November 1, 2012 — November 30, 2012	—	n/a	—	129,500
December 1, 2012 — December 31, 2012	—	n/a	—	129,500
Total	—	n/a	—	129,500

(1) On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of management based upon market, business, legal and other factors. Under the terms of the Series B Preferred Stock issued by the Corporation, so as long as the Series B Preferred Stock is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited to the extent that there are then any accrued and unpaid dividends on such preferred stock, subject to certain limited exceptions. As of December 31, 2012, the Corporation had repurchased an aggregate of 202,500 shares under this program. No shares were repurchased under this program during 2012.

During the fourth quarter of 2012, the Company purchased a total of 6,343 shares of its Series B Preferred Stock in open market or privately negotiated transactions for an average price per share of $970.84, plus accrued and unpaid interest. The Corporation may continue from time to time to seek to repurchase the Series B Preferred Stock in open market purchases, privately negotiated transactions or otherwise.

Item 6. *Selected Financial Data*

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands except share and per share amounts and ratios)				
Total interest income	$ 45,948	$ 49,349	$ 51,372	$ 57,647	$ 58,328
Total interest expense	7,509	10,108	12,764	19,925	26,189
Net interest income	38,439	39,241	38,608	37,722	32,139
Provision for Loan Losses	7,242	10,353	10,225	19,017	6,809
Other income	10,075	9,987	10,290	10,180	11,213
Net gain on sale of assets	1,672	1,428	1,277	1,776	1,246
Gain on extinguishment of debt	—	—	2,210	—	—
Other expenses	34,903	34,144	35,569	35,330	34,281
Income (loss) before income taxes	8,041	6,159	6,591	(4,669)	3,508
Income tax (benefit)	1,934	1,156	1,226	(2,668)	112
Net income (loss)	6,107	5,003	5,365	(2,001)	3,396
Preferred stock dividend and accretion	1,266	1,276	1,276	1,256	91
Net income (loss) available to common shareholders	$ 4,841	$ 3,727	$ 4,089	$ (3,257)	$ 3,305
Cash dividend declared	$ 317	$ 315	$ 304	$ 1,459	$ 3,940
Per Common Share(1)					
Basic earnings (loss)	$ 0.61	$ 0.47	$ 0.55	$ (0.45)	$ 0.45
Diluted earnings (loss)	0.61	0.47	0.55	(0.45)	0.45
Cash dividend declared	0.04	0.04	0.04	0.20	0.54
Book value per share	$ 11.50	$ 11.18	$ 10.75	$ 10.84	$ 11.24
Financial Ratios					
Return on average assets	0.51%	0.43%	0.46%	(0.17)%	0.31%
Return on average common equity	5.29	4.47	4.97	(1.86)	4.09
Net interest margin (FTE)(2)	3.49	3.67	3.60	3.39	3.23
Efficiency ratio	68.71	66.69	70.18	70.37	76.12
Period end loans to period end deposits	88.29	85.07	83.04	82.68	87.23
Dividend payout	6.56	8.46	7.28	n/a	120.00
Average shareholders' equity to average assets	9.65	9.58	9.32	8.99	7.67
Net charge-offs to average loans	0.77	1.14	1.62	1.46	0.38
Allowance for loan losses to period end total loans	2.00	2.02	1.99	2.34	1.45
Nonperforming loans to period end total loans	3.15	4.09	5.15	4.84	2.44
Allowance for loan losses to nonperforming loans	63.45	49.50	38.57	48.39	59.47
At Year End					
Cash and cash equivalents	$ 30,659	$ 40,647	$ 48,220	$ 26,933	$ 36,923
Securities and interest-bearing deposits	203,763	226,012	222,073	255,841	234,665
Restricted stock	5,741	5,741	5,741	4,985	4,884
Loans held for sale	7,634	3,448	5,105	3,783	3,580
Gross loans	882,548	843,088	812,579	803,197	803,551
Allowance for loan losses	17,637	17,063	16,136	18,792	11,652
Net loans	864,911	826,025	796,443	784,405	791,899
Other assets	65,546	66,549	74,955	73,562	64,184
Total assets	1,178,254	1,168,422	1,152,537	1,149,509	1,136,135
Total deposits	999,592	991,080	978,526	971,433	921,175
Other borrowings	63,861	58,962	59,671	64,582	96,905
Other liabilities	4,657	5,106	4,876	9,353	10,996
Total liabilities	1,068,110	1,055,148	1,043,073	1,045,368	1,029,076
Total shareholders' equity	110,144	113,274	109,464	104,141	107,059
Total liabilities and shareholders' equity	$ 1,178,254	$ 1,168,422	$ 1,152,537	$ 1,149,509	$ 1,136,135

(1) Basic and diluted earnings (loss) per share are computed using the weighted-average number of shares outstanding during each year.
(2) Tax exempt income was converted to a fully taxable equivalent basis at a 34% statutory Federal income tax rate for years presented.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following commentary presents a discussion and analysis of the Corporation's financial condition and results of operations by its management. The review highlights the principal factors affecting earnings for 2012, 2011 and 2010 and significant changes in the balance sheet for 2012 and 2011. Financial information for the prior five years is presented where appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying tables and charts, the consolidated financial statements, notes to the financial statements and financial statistics appearing elsewhere in the report. Where applicable, this discussion also reflects management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Corporation's operations and financial condition.

Summary (Dollars in thousands, except per share data)

The Corporation continued to grow its core business during 2012 while improving asset quality and controlling operating expenses. Loans grew 4.7% during 2012, led by a 5.3% increase in commercial lending and an 11.0% increase in indirect auto loans over 2011. The Corporation's investment in hiring additional business development personnel helped drive the increase in commercial and small business lending. In 2012, Lorain National Bank became the first community bank to rank in the top five SBA 7(a) lenders in the Cleveland district of the U.S. Small Business Administration. On the consumer side, the Corporation expanded its refinancing loan options for homeowners and opened a mortgage office in Solon, Ohio to market the bank to new customers in Bainbridge, Chagrin Falls, Beachwood, Highland Hills, Orange and other eastern suburbs in the Cleveland metropolitan area. The Corporation's indirect auto loan portfolio grew $19,835 during 2012, as management decided to maintain a higher percentage of these loans on the balance sheet in comparison to previous years. The increase was a result of focusing on local markets and access to higher growth markets in other parts of the country.

Net income for 2012 was $6,107 and net income available to common shareholders was $4,841, or $0.61 per diluted common share. Net income for 2011 was $5,003 and net income available to common shareholders was $3,727, or $0.47 per diluted common share. Net income in 2010 was $5,365. Net Income available to common shareholders was $4,089, or $0.55 per diluted common share, in 2010. Net income and net income available to common shareholders in 2010 were affected by a $1,459 after-tax gain on the extinguishment of debt related to the issuance of common shares in exchange for a portion of the Corporation's outstanding trust preferred securities. This gain and the issuance of the additional shares had a $0.23 per share positive impact on the 2010 per share results. Net income as a percent of average assets in 2012 was 0.51% compared to a return of 0.43% in 2011. Net income as a percentage of average shareholders' equity was 5.29% for 2012 compared to 4.47% in 2011.

The Corporation aggressively managed credit quality in 2012 with non-performing loans decreasing from $34,471 for 2011 to $27,796 or 19.4 % for 2012. On a year-over-year basis, the bank's net charge-off rate decreased to .77 % from 1.14 % as net charged-off loans for 2012 decreased to $6,668 from $9,426 for 2011. The allowance for loan losses increased to $17,637 for 2012 from $17,063 for 2011. The Corporation recorded loan loss provision of $7,242 in 2012 compared to a provision for loan loss of $10,353 in 2011, in light of the continuing uncertainty in the economy. The allowance as a percentage of total loans decreased from 2.02% at December 31, 2011 to 2.00% at December 31, 2012.

Net interest income decreased by 2.0% to $38,439 in 2012 from $39,241 in 2011. The net interest margin on a fully tax-equivalent (FTE) basis for 2012 was 3.49% versus 3.67% for 2011. The decreases in net interest income and net interest margin were driven by lower loan and investment yields as a result of a continued low interest rate environment. The average yield on earning assets decreased 43 basis points while the cost of funds decreased 29 basis points from December 31, 2011.

Reflective of the Corporation's commitment to support business lending activities in its markets, average commercial loan portfolio balances increased from $454,210 for the year ended December 31, 2011 to $481,875 for the year ended December 31, 2012. Installment loans increased 11.4% for the year ended December 31, 2012, in comparison to average installment loan portfolio balances for the year ended December 31, 2011, mainly driven by indirect auto loan growth, both through local markets as well in higher growth markets in other parts of the country and management's decision to retain these loans on the Corporation's balance sheet. Average residential mortgage loan portfolio balances decreased from $60,804 for the year ended December 31, 2011 to $56,412 for the year ended December 31, 2012. This decrease is mainly attributable to refinancing activity in the existing seasoned mortgage portfolio given the low interest rate environment and the Corporation's practice of selling new mortgage production into the secondary market.

Average interest-bearing deposits for the year ended December 31, 2012 slightly increased in comparison to average interest-bearing deposits for the year ended December 31, 2011. Average noninterest-bearing deposits increased for 2012, from $121,786 in 2011 to $137,077, an increase of $15,291, or 12.6%.

Noninterest income for 2012 was $11,747, an increase of $332, or 2.9% compared to 2011. The largest component of noninterest income is deposit and other service charges and fees which were $6,893 and $7,325 for 2012 and 2011 respectively.

Deposit service charges decreased to $3,811 for 2012 compared to $4,079 for the prior year and were negatively impacted by federal legislation limiting overdraft fees on debit card transactions. Other service charges and fees, which include electronic banking and merchant service fees, decreased $164 over the prior year. Noninterest income derived from trust and investment management services decreased by $47 or 2.9% during 2012 compared to 2011 primarily due to lower assets under management.

For the year ended 2012, the Corporation reported an efficiency ratio of 68.71%, compared to 66.69% for 2011. The "lower is better" efficiency ratio indicates the percentage of operating costs that are used to generate each dollar of net revenue - that is during 2012, it cost the Corporation 68.71 cents to generate each $1 of net revenue. Net revenue is defined as net interest income, on a fully-taxable equivalent basis, plus noninterest income.

Noninterest expense was $34,903 in 2012, compared to $34,144 in 2011, an increase of $759 or 2.2%. Salaries and employee benefits were $16,768 for 2012 compared to $15,944 for 2011, an increase of $824 or 5.2%. The increase is primarily the result of the Corporation's investment in seasoned consumer and commercial lenders. Professional fees increased $180, or 9.7%, compared to 2011, primarily as a result of costs associated with the U.S. Department of Treasury's auction of TARP preferred stock to private investors. Marketing and public relations expense increased by $229 to $1,231 in 2012 from $1,002 in 2011. The increase was largely attributable to costs associated with the conversion of the Corporation's bank operating system for both retail and commercial customers.

Expenses associated with furniture and equipment increased $972 or 31.5%, compared to 2011, mainly as a result of conversion of the Corporation's bank operating system. Expenses related to the collection of delinquent loans and foreclosed properties decreased in 2012 compared to 2011. Other real estate owned expenses decreased $451 or 44.2% compared to 2011, mainly as a result of fewer property foreclosures in 2012. Loan and collection expense decreased $214 or 15.7%, primarily due to lower non-performing assets and improvements in credit quality. Expense management continues to be a major area of focus for the Corporation.

Table 1: Condensed Consolidated Average Balance Sheets

Interest, Rate, and Rate/ Volume differentials are stated on a Fully-Tax Equivalent (FTE) Basis.

Table 1 presents the condensed consolidated average balance sheets for the three years ended December 31, 2012, December 31, 2011 and December 31, 2010.

	Year ended December 31,								
	2012			2011			2010		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
Assets:									
U.S. Govt agencies and corporations	$ 194,967	$ 4,677	2.40%	$ 204,308	$ 5,847	2.86%	$ 221,600	$ 7,220	3.26%
State and political subdivisions	31,859	1,656	5.20	25,612	1,490	5.82	23,565	1,423	6.04
Federal funds sold and short-term investments	11,422	35	0.31	21,574	57	0.26	37,027	46	0.12
Restricted stock	5,741	285	4.96	5,741	277	4.82	5,532	269	4.86
Commercial loans	481,875	23,421	4.86	454,210	23,937	5.27	442,041	23,690	5.36
Residential real estate loans	56,412	3,007	5.33	60,804	3,380	5.56	72,327	3,940	5.45
Home equity lines of credit	108,125	4,280	3.96	109,217	4,255	3.90	109,593	4,325	3.95
Installment loans	227,086	9,198	4.05	203,946	10,650	5.22	175,934	10,963	6.23
Total Earning Assets	$1,117,487	$ 46,559	4.17%	$1,085,412	$ 49,893	4.60%	$1,087,619	$ 51,876	4.77%
Allowance for loan loss	(17,461)			(17,317)			(18,551)		
Cash and due from banks	29,951			30,263			17,904		
Bank owned life insurance	18,180			17,470			16,756		
Other assets	47,846			51,833			52,992		
Total Assets	$1,196,003			$1,167,661			$1,156,720		
Liabilities and Shareholders' Equity									
Consumer time deposits	$ 429,928	$ 5,050	1.17%	$ 453,680	$ 7,365	1.62%	$ 466,583	$ 9,386	2.01%
Public time deposits	65,188	419	0.64	68,756	305	0.44	83,818	551	0.66
Savings deposits	110,936	98	0.09	97,686	160	0.16	87,082	157	0.18
Money market accounts	105,951	201	0.19	99,948	285	0.29	91,255	369	0.40
Interest-bearing demand	162,431	176	0.11	149,667	252	0.17	137,543	246	0.18
Short-term borrowings	942	1	0.11	763	2	0.20	1,734	4	0.23
FHLB advances	47,828	865	1.81	42,640	1,053	2.47	42,941	1,272	2.96
Trust preferred securities	16,315	699	4.28	16,321	686	4.20	19,249	779	4.05
Total Interest-Bearing Liabilities	$ 939,519	$ 7,509	0.80%	$ 929,461	$ 10,108	1.09%	$ 930,205	$ 12,764	1.37%
Noninterest-bearing deposits	137,077			121,786			112,787		
Other liabilities	3,984			4,605			5,919		
Shareholders' Equity	115,423			111,809			107,809		
Total Liabilities and Shareholders' Equity	$1,196,003			$1,167,661			$1,156,720		
Net interest Income (FTE)		$ 39,050	3.49%		$ 39,785	3.67%		$ 39,112	3.60%
Taxable Equivalent Adjustment		(611)	(0.05)		(544)	(0.05)		(504)	(0.05)
Net Interest Income Per Financial Statements		$ 38,439			$ 39,241			$ 38,608	
Net Yield on Earning Assets			3.44%			3.62%			3.55%

Note: Interest income on tax-exempt securities and loans has been adjusted to a fully-taxable equivalent basis. Nonaccrual loans have been included in the average balances

Results of Operations *(Dollars in thousands except per share data)*

2012 versus 2011 Net Interest Income Comparison

Net interest income, the Corporation's principal source of earnings, is the difference between interest income generated by earning assets (primarily loans and investment securities) and interest paid on interest-bearing funds (namely customer deposits and borrowings). Net interest income is affected by multiple factors including: market interest rates on both earning assets and interest-bearing liabilities; the level of earning assets being funded by interest-bearing liabilities; noninterest-bearing liabilities; the mix of funding between interest bearing liabilities, noninterest-bearing liabilities and equity and the growth in earning assets.

Net interest income for the year ended December 31, 2012 was $38,439 compared to $39,241 for the year ended 2011. Total interest income was $45,948 for 2012 compared to $49,349 for 2011, a decrease of $3,401. Total interest expense decreased $2,599 for the year-ended December 31, 2012, from $10,108 for 2011 to $7,509 for 2012. This resulted in a decrease in net interest income of $802 or 2.0% for 2012.

For purposes of the discussion below, net interest income is presented on a FTE basis, to provide a comparison among all types of interest earning assets. Accordingly, interest on tax-free securities and tax-exempt loans has been restated as if such interest were taxed at the statutory Federal income tax rate of 34% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income presented on a FTE basis is a non-GAAP financial measure widely used by financial services corporations. The FTE adjustment for full year December 31, 2012 was $611 compared with $544 in 2011, which has been included as the Corporation considers it an important metric with which to analyze and evaluate the Corporation's results of operations.

Table 2 summarizes net interest income and the net interest margin for the three years ended December 31, 2012.

Table 2: Net Interest Income

	Year ended December 31,		
	2012	**2011**	**2010**
		(Dollars in thousands)	
Net interest income	$ **38,439**	$ 39,241	$ 38,608
Tax equivalent adjustments	**611**	544	504
Net interest income (FTE)	$ **39,050**	$ 39,785	$ 39,112
Net interest margin	**3.44%**	3.62%	3.55%
Tax equivalent adjustments	**0.05%**	0.05%	0.05%
Net interest margin (FTE)	**3.49%**	3.67%	3.60%

The Corporation's net interest income on a fully tax equivalent basis was $39,050 in 2012, compared to $39,785 in 2011. This follows an increase of $673, or 1.7%, between 2011 and 2010. The net interest margin (FTE), which is determined by dividing tax equivalent net interest income by average earning assets, was 3.49% in 2012, a decrease of 18 basis points from 2011. This follows an increase of 7 basis points for 2011 compared to 2010.

Interest income on a fully tax equivalent basis totaled $46,559 for 2012 compared to $49,893 in 2011, a decline of $3,334, or 6.7%. The decline in interest income was primarily a result of the continued lower interest rate environment and their impact on increased cash flow and reinvestment opportunities especially in the investment securities and indirect loan portfolios. Both portfolios have relatively short average life's and the lower interest rates have led to increased prepayments and lower reinvestment opportunities. Conversely the shorter average lives should benefit the Corporation in a rising interest rate environment. Overall, average earning assets increased $32,075, or 3.0%, to $1,117,487 in 2012 as compared to $1,085,412 in 2011. Deposits generally have had a shorter average life and have repriced more quickly than loans, as evidenced by the decrease in interest expense which ended 2012 at $7,509 compared to $10,108 in 2011. The cost of funds dropped by 29 basis points from December 31, 2011 to December 31, 2012.

Average loans increased $45,321, or 5.5%, to $873,498 in 2012 as compared to $828,177 in 2011. The increase in average loans was mainly attributable to growth in the installment and commercial loan portfolios which increased $23,140 and $27,665, respectively. Offsetting these increases was a decline in the real estate mortgage portfolio of $4,392. Average home equity loans decreased $1,092 or 1.0% from 2011. Investment securities, both taxable and tax-free, decreased $3,094, to

$226,826 in 2012 compared to $229,920 in 2011. Federal funds sold and other short-term investments decreased $10,152 over the same period.

Average interest-bearing deposits increased by $4,697, or 0.5%, and average noninterest-bearing deposits increased $15,291, or 12.6%, during 2012, resulting in an increase in total average deposits of $19,988, or 2.0%, compared to 2011. The increase in average interest-bearing deposits was mainly a result of an increase in average interest-bearing demand accounts of $12,764, or 8.5%, as well as increases of $6,003 and $13,250, or 6.0% and 13.6%, in average money market accounts and savings accounts, respectively. These increases were offset by decreases in public and consumer time deposit accounts of $3,568 and $23,752, respectively. The Corporation uses FHLB advances as an alternative wholesale funding source. The use of FHLB advances as an alternative funding source remained relatively constant during 2012 in comparison to 2011. The Corporation may also use from time to time brokered time deposits as they are a comparably priced substitute for FHLB advances. Brokered deposits require no collateralization compared to FHLB advances which require collateral in the form of real estate mortgage loans and securities. At the end of 2012 and 2011, there were no outstanding brokered time deposits.

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 3 presents an analysis of increases and decreases in interest income and expense due to changes in volume (changes in the balance sheet) and rate (changes in interest rates) during the two years ended December 31, 2012. Changes that are not due solely to either a change in volume or a change in rate have been allocated proportionally to both changes due to volume and rate. The table is presented on a tax-equivalent basis.

Table 3: Rate/Volume Analysis of Net Interest Income (FTE)

	Year Ended December 31,					
	Increase (Decrease) in Interest Income/Expense in 2012 over 2011			Increase (Decrease) in Interest Income/Expense in 2011 over 2010		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
U.S. Govt agencies and corporations	$ (224)	$ (946)	$ (1,170)	$ (495)	$ (878)	$ (1,373)
State and political subdivisions	325	(159)	166	119	(52)	67
Federal funds sold and short-term investments	(31)	9	(22)	(40)	51	11
Restricted stock	—	8	8	10	(2)	8
Commercial loans	1,345	(1,861)	(516)	641	(394)	247
Residential real estate loans	(234)	(139)	(373)	(641)	81	(560)
Home equity lines of credit	(43)	68	25	(15)	(55)	(70)
Installment loans	937	(2,389)	(1,452)	1,463	(1,776)	(313)
Total Interest Income	2,075	(5,409)	(3,334)	1,042	(3,025)	(1,983)
Consumer time deposits	(279)	(2,035)	(2,314)	(209)	(1,812)	(2,021)
Public time deposits	(23)	137	114	(67)	(179)	(246)
Savings deposits	12	(74)	(62)	17	(14)	3
Money market accounts	11	(95)	(84)	25	(109)	(84)
Interest-bearing demand	14	(91)	(77)	20	(14)	6
Short-term borrowings	—	(1)	(1)	(1)	(1)	(2)
FHLB advances	94	(283)	(189)	(7)	(212)	(219)
Trust preferred securities	—	13	13	(123)	30	(93)
Total Interest Expense	(171)	(2,429)	(2,600)	(345)	(2,311)	(2,656)
Net Interest Income (FTE)	$ 2,246	$ (2,980)	$ (734)	$ 1,387	$ (714)	$ 673

Total interest income on a fully tax equivalent basis was $46,559 in 2012 as compared to $49,893 in 2011, a decrease of $3,334, or 6.7%. The decrease was attributable to an increase in volume of $2,075 and a decrease of $5,409 attributable to rate, when comparing 2012 to 2011. Of the $2,075 increase due to volume, loans accounted for $2,005 with both installment and commercial increasing $937 and $1,345, respectively. Given the continued lower interest rate environment and the competitive nature of indirect lending, installment loans accounted for $2,389 of the decrease in interest income due to rate. Commercial loans by their structure are also sensitive to interest rates, accounting for $1,861 of the decline in interest income due to rate.

Total interest expense was $7,509 in 2012 compared to $10,108 in 2011. This is a decrease of $2,599, or 25.7%. Interest expense decreased $171 attributable to volume and $2,429 as a result of a decline in rates.

Although difficult to isolate, changing customer preferences and competition impact the rate and volume factors. Due to the current lower interest rate environment, loans and investments continue to reprice at lower interest rates resulting in a decrease in net interest income due to rate of $2,980. The effect of changes in both rate and volume was a decrease of $734 in net interest income on a fully tax equivalent basis during 2012.

2011 versus 2010 Net Interest Income Comparison

Net interest income for the year ended December 31, 2011 was $39,241 compared to $38,608 for the year ended December 31, 2010. Total interest income was $49,349 for 2011 compared to $51,372 for 2010, a decrease of $2,023. Total interest expense decreased $2,656 for the year-ended December 31, 2011, from $12,764 for 2010 to $10,108 for 2011. This resulted in an increase in net interest income of $633 for 2011.

Net interest income is presented on a FTE basis, to provide a comparison among all types of interest earning assets. Accordingly, interest on tax-free securities and tax-exempt loans has been restated as if such interest were taxed at the statutory Federal income tax rate of 34% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income presented on a FTE basis is a non-GAAP financial measure widely used by financial services corporations. The FTE adjustment for full year 2011 was $544 compared with $504 in 2010, which has been included as the Corporation considers it an important metric with which to analyze and evaluate the Corporation's results of operations.

Total interest income on a fully tax equivalent basis was $49,893 in 2011 as compared to $51,876 in 2010, a decrease of $1,983, or 3.8%. The decrease was attributable to an increase in volume of $1,042 and a decrease of $3,025 attributable to rate, when comparing 2011 to 2010. Of the $1,042 increase due to volume, loans accounted for $1,448 with both installment and commercial increasing $1,463 and $641, respectively. Given the continued lower interest rate environment and the competitive nature of indirect lending, installment loans accounted for $1,776 of the decrease in interest income due to rate. Commercial loans by their structure are also sensitive to interest rates, accounting for $394 of the decline in interest income due to rate. Total interest expense was $10,108 in 2011 compared to $12,764 in 2010. This is a decrease of $2,656, or 20.8%. Interest expense decreased $345 attributable to volume and $2,311 as a result of a decline in rates.

Increased loan demand during 2011 was primarily responsible for the increase in net interest income from volume of $1,387. Due to the current lower interest rate environment, loans and investments continue to reprice at lower interest rates resulting in a decrease in net interest income due to rate of $714. The effect of changes in both rate and volume was an increase of $673 in net interest income during 2011.

Noninterest Income

Table 4: Details of Noninterest Income

	Year ended December 31,				
	2012	2011	2010	2012 versus 2011	2011 versus 2010
	(Dollars in thousands)				
Investment and trust services	**$ 1,563**	$ 1,610	$ 1,797	**(2.9)%**	(10.4)%
Deposit service charges	**3,811**	4,079	4,247	**(6.6)%**	(4.0)%
Other service charges and fees	**3,082**	3,246	3,208	**(5.1)%**	1.2 %
Income from bank owned life insurance	**742**	722	709	**2.8 %**	1.8 %
Other income	**877**	330	329	**165.8 %**	0.3 %
Total fees and other income	**10,075**	9,987	10,290	**0.9 %**	(2.9)%
Securities gains, net	**189**	832	393	**(77.3)%**	111.7 %
Gain on sale of loans	**1,575**	889	1,000	**77.2 %**	(11.1)%
Loss on sale of other assets, net	**(92)**	(293)	(116)	**(68.6)%**	152.6 %
Gain on extinguishment of debt	**—**	—	2,210	**— %**	100.0 %
Total noninterest income	**$ 11,747**	$ 11,415	$ 13,777	**2.9 %**	(17.1)%

2012 versus 2011 Noninterest Income Comparison

Generation of noninterest income is important to the long-term success of the Corporation. Total noninterest income was $11,747 in 2012 compared to $11,415 in 2011. This was an increase of $332, or 2.9%.

Total fees and other income, which consists of noninterest income before gains and losses, was $10,075 in 2012 as compared to $9,987 in 2011. This was an increase of $88, or 0.9%. Deposit service charges, which include overdraft, stop payment and return item fees, amounted to $3,811 for 2012 as compared to $4,079 for 2011 and were negatively impacted by federal legislation limiting overdraft fees on debit card transactions. Other service charges and fees include debit, ATM and merchant services, which were $3,082 during 2012, a decrease of $164, or 5.1%, compared to 2011. Also included in other service charges and fees are servicing fees from sold loans. The Corporation retains the servicing rights for both sold mortgage loans and indirect auto loans. Net servicing fee income for 2012 was $272 compared to $298 for 2011.

Other income increased $547 to $877 in 2012 as compared to $330 in 2011. The increase is attributed to fees collected as part of the Corporation's decision to switch providers of its retail debit cards and from an increase in the fair value of interest rate lock commitments resulting from the strategy to grow its mortgage banking activities in 2012 and going forward.

The Corporation originates residential mortgage loans and indirect auto loans in the normal course of business. In managing its interest rate risk, fixed rate and adjustable rate mortgage loans are sold into the secondary market with the Corporation retaining servicing. The gains on the sale of mortgages for 2012 were $1,287 compared to $598 for 2011. This increase is due primarily to mortgage rates remaining near record lows, leading to a continuation of strong refinance activity and an increase in local home buying. In the third quarter of 2012, the Corporation announced the opening of a Mortgage Banking Center in Solon, Ohio, as well as adding a sales team responsible for growing the mortgage business in Eastern Cuyahoga County.

The Corporation originates indirect auto loans for a niche market of high quality borrowers. A portion of these loans is booked to the Corporation's portfolio and the remainder is sold to a number of other financial institutions with servicing retained by the Corporation. The gain on the sale of indirect auto loans was $288 for 2012, compared to $291 for 2011.

Due to the record low market interest rates, securities purchased at a premium were subject to faster prepayment rates, which reduced the yield on investments. To mitigate further margin pressure, the Corporation sold $25,462 of its available-for-sale securities prior to call or maturity in order to reinvest the proceeds in other securities before any further interest rate cuts reduced the yield on securities available for purchase. Gains on the sale of available-for-sale securities were $189 in 2012 compared to $832 in 2011.

2011 versus 2010 Noninterest Income Comparison

Total noninterest income was $11,415 in 2011 compared to $13,777 in 2010. This was a decrease of $2,362, or 17.1%. Noninterest income was favorably impacted in 2010 by a $2,210 gain from the extinguishment of debt related to the Corporation's issuance of common shares in exchange for trust preferred securities.

Total fees and other income, which consists of noninterest income before gains and losses, was $9,987 in 2011 as compared to $10,290 in 2010. This was a decrease of $303, or 2.9%. Deposit service charges, which include overdraft, stop payment and return item fees, amounted to $4,079 for 2011 and were negatively impacted by lower number of transactions and federal legislation limiting overdraft fees on debit card transactions. Other service charges and fees include debit, ATM and merchant services, which were $3,246 during 2011, an increase of $38, or 1.2%, compared to 2010. Also included in other service charges and fees are servicing fees from sold loans. The Corporation retains the servicing rights for both sold mortgage loans and indirect auto loans. Net servicing fee income for 2011 was $298 compared to $331 for 2010.

Noninterest income from investment and trust services decreased $187 in 2011 due to management's decision to exit the brokerage line of business in mid-2010 as well as the negative impact of lower market valuations on management fees. Brokerage fee income was $163 in 2010. Trust and investment management fees decreased $125, or 7.2%, during 2011 in comparison to 2010.

During 2011, income from bank owned life insurance increased $13, or 1.8%, in comparison to 2010. Other income was $330 in 2011 as compared to $329 in 2010. Other income consists of miscellaneous fees such as safe deposit box rentals and fees and other miscellaneous income.

Given the low interest rate environment, mortgage loan activity remained relatively constant during most of 2011 with a slight increase in activity during the latter part of the year as customers took advantage of government sponsored programs to refinance their existing mortgages. The gains on the sale of mortgages for 2011 were $598 compared to $705 for 2010. The gain on the sale of indirect auto loans was $291 for 2011, compared to $295 for 2010.

During 2011, available-for-sale securities which were due to be called or mature during the year were assessed and, in some cases, sold and replaced with purchases of primarily mortgage-backed securities and some agency securities. Because of the lower interest rate environment, the interest rates available on mortgage-backed securities made these securities more attractive to holders than agency securities. Prior to the decline in interest rates, agency securities had been producing a similar yield to mortgage-backed securities, but without the prepayment option and the longer term to maturity. The Corporation sold $35,469 of its available-for-sale securities prior to call or maturity in order to reinvest the proceeds in other securities before any further interest rate cuts reduced the yield on securities available for purchase. Gains on the sale of available-for-sale securities were $832 during 2011.

Nonintererest Expense

Table 5: Details on Noninterest Expense

	Year ended December 31,				
	2012	2011	2010	2012 versus 2011	2011 versus 2010
	(Dollars in thousands)				
Salaries and employee benefits	**$ 16,768**	$ 15,944	$ 15,854	**5.2 %**	0.6 %
Furniture and equipment	**4,060**	3,088	3,550	**31.5 %**	(13.0)%
Net occupancy	**2,207**	2,310	2,355	**(4.5)%**	(1.9)%
Professional fees	**2,034**	1,854	2,182	**9.7 %**	(15.0)%
Marketing and public relations	**1,231**	1,002	1,065	**22.9 %**	(5.9)%
Supplies, postage and freight	**1,091**	1,107	1,225	**(1.4)%**	(9.6)%
Telecommunications	**731**	727	802	**0.6 %**	(9.4)%
Ohio franchise tax	**1,232**	1,298	1,113	**(5.1)%**	16.6 %
FDIC assessments	**1,304**	1,749	2,241	**(25.4)%**	(22.0)%
Other real estate owned	**570**	1,021	597	**(44.2)%**	71.0 %
Electronic banking expenses	**722**	899	873	**(19.7)%**	3.0 %
Other charge-offs and losses	**220**	220	274	**— %**	(19.7)%
Loan and collection expense	**1,150**	1,364	1,715	**(15.7)%**	(20.5)%
Other expense	**1,583**	1,561	1,723	**1.4 %**	(9.4)%
Total noninterest expense	**$ 34,903**	$ 34,144	$ 35,569	**2.2 %**	(4.0)%

2012 versus 2011 Noninterest Expense Comparison

Noninterest expense was $34,903 in 2012, compared to $34,144 in 2011, an increase of $759 or 2.2%. Expense management continues to be a major area of focus for the Corporation. Salaries and employee benefit costs represent the Corporation's largest noninterest expense, accounting for 48.0% of total noninterest expense, which is inherent in a service based industry such as financial services. Salaries and employee benefits increased $824 or 5.2%. The increase in salaries and employee benefits is part of the Corporation's strategy to increase revenues by expanding its market presence within northeast Ohio through the addition of experienced commercial and mortgage lenders and underwriters to support such growth. Professional fees increased $180, or 9.7%, compared to 2011, primarily as a result of legal expenses related to the U.S Treasury's auction of TARP preferred shares to private investors and costs associated with the conversion of the Corporation's bank operating system.

While actions taken by the FDIC have increased FDIC assessment costs in prior years, new regulations which are required by the Dodd-Frank Act and which became effective in 2011 reduced the Corporation's FDIC insurance cost. FDIC assessments cost decreased $445 or 25.4%. Overall expenses related to the collection of delinquent loans and foreclosed properties decreased in 2012 compared to 2011. Other real estate owned expenses decreased $451 or 44.2% for 2012, mainly as a result of the lower number of properties transferred from the loan portfolio as a result of foreclosures. Loan and collection expense also decreased $214 or 15.7% in 2012, primarily due lower problem assets under management in addition to overall improvements in credit quality.

2011 versus 2010 Noninterest Expense Comparison

Noninterest expense was $34,144 in 2011, compared to $35,569 in 2010, a decrease of $1,425 or 4.0%. Salaries and employee benefits remained relatively constant for 2011 compared to 2010, increasing $90 or 0.6%. Professional fees declined $328, or 15.0%, compared to 2010, primarily as a result of reduced litigation costs as well as efficiencies realized from the Corporation's establishment of an internal legal function. FDIC assessments also declined relative to 2010 due to the new risk-based assessment system adopted by the FDIC during the second quarter of 2011. Expenses associated with furniture and equipment decreased $462, or 13.0%, compared to 2010, mainly as a result of the consolidation of data servicing centers in early 2010 as well as management's decision to purchase previously leased equipment in an effort to reduce expenses. Expenses related to the collection of delinquent loans and foreclosed properties increased in 2011 compared to 2010. Other real estate owned expenses increased $424 compared to 2010, mainly as a result of the higher number of properties transferred from the loan portfolio as a result of foreclosures throughout 2011. This was offset by a decrease of $351 in loan and collection expense.

Income Taxes

2012 versus 2011 Income taxes

The Corporation recognized tax expense of $1,934 during 2012 compared to $1,156 for 2011. The Corporation's effective tax rate was 24.1% for 2012. Included in net income for 2012 was $1,989 of nontaxable income, including $617 related to life insurance policies and $1,372 of tax-exempt investment and loan interest income. The tax-exempt income, together with the Corporation's relatively small amount of nondeductible expenses, led to income subject to tax that was significantly less than the Corporation's income before income tax expense. The new market tax credit generated by North Coast Community Development Corporation (NCCDC), a wholly-owned subsidiary of the Bank, also had a significant impact on income tax expense and contributes to a lower effective tax rate for the Corporation. NCCDC's new market tax credit award was granted on December 29, 2003 and will remain in effect through 2020. Over the remaining eight years of the award, it is expected that projects will be financed through NCCDC with the intent of improving the overall economic conditions in Lorain County and generating additional interest income through the funding of qualified loans for these projects and tax credits for the Corporation. The Corporation had total qualified investments in NCCDC of $9,000 at December 31, 2012 and December 31, 2011, generating a tax credit of $208 and $270, respectively.

2011 versus 2010 Income taxes

The Corporation recognized tax expense of $1,156 during 2011 compared to $1,226 for 2010. The Corporation's effective tax rate was 18.8% for 2011. Included in net income for 2011 was $1,786 of nontaxable income, including $597 related to life insurance policies and $1,189 of tax-exempt investment and loan interest income. The Corporation had total qualified investments in NCCDC of $9,000 at December 31, 2011 and December 31, 2010, generating a tax credit of $270 and $536, respectively.

Financial Condition

Overview

The Corporation's total assets at December 31, 2012 were $1,178,254 compared to $1,168,422 at December 31, 2011. This was an increase of $9,832, or 0.8%. Total securities decreased $22,249, or 9.8%, over December 31, 2011. Portfolio loans increased by $39,460, or 4.7%, from December 31, 2011. Total deposits at December 31, 2012 were $999,592 compared to $991,080 at December 31, 2011. Total interest-bearing liabilities were $1,063,453 at December 31, 2012 compared to $1,050,042 at December 31, 2011.

Securities

The distribution of the Corporation's securities portfolio at December 31, 2012 and December 31, 2011 is presented in Note 5 to the Consolidated Financial Statements contained within this Form 10-K. The Corporation continues to employ the securities portfolio to manage the Corporation's interest rate risk and liquidity needs. Currently, the entire portfolio consists of available for sale securities which are comprised of 18.2% U.S. Government agencies, 54.8% U.S. agency mortgage backed securities, 11.2% U.S. collateralized mortgage obligations and 15.8% municipal securities. This compares to 25.1% U.S. Government agencies, 47.4% U.S. agency mortgaged backed securities, 13.4% U.S. collateralized mortgage obligations and 14.1% municipal securities as of December 31, 2011.

As with any investment, the yield on an available for sale security depends on the purchase price in relation to the interest rate and the length of time the investor's principal remains outstanding. Mortgage-backed security yields are often quoted in relation to yields on treasury securities with maturities closest to the mortgage security's estimated average life. The estimated yield on a mortgage security reflects its estimated average life based on the assumed prepayment rates for the underlying mortgage loans. If actual prepayment rates are faster or slower than anticipated, the investor holding the mortgage security until maturity may realize a different yield. Due to the sustained low interest rate environment and the flattening of the yield curve, the Corporation repositioned its investment portfolio. In the fourth quarter of 2012, the Corporation sold approximately $18,000 mortgage backed securities with elevated prepayment risk for a $143 gain and re-invested the proceeds in higher earning investment securities.

At December 31, 2012, the available for sale securities portfolio had unrealized gains of $5,330 and unrealized losses of $338. The unrealized losses represent 0.2% of the total amortized cost of the Corporation's available for sale securities. At December 31, 2012, the Corporation held no available for sale securities with an unrealized loss position for greater than twelve months. Available for sale securities with an unrealized loss position for less than twelve months totaled $338 at December 31, 2012. The unrealized gains and losses at December 31, 2011 were $6,426 and $337, respectively. See Note 5 to the Consolidated Financial Statements for further detail.

Tables 6 and 7 present the maturity distribution of securities and the weighted average yield for each maturity range for the year ended December 31, 2012.

Table 6: Maturity Distribution of Available for Sale Securities at Amortized Cost

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2012	2011	2010
			(Dollars in thousands)			
Securities available for sale:						
U.S. Government agencies and corporations	**$ 36,868**	**$ —**	**$ —**	**$ 36,868**	$ 56,762	$ 56,239
Mortgage backed securities	**82,428**	**19,365**	**7,647**	**109,440**	103,624	91,793
Collateralized mortgage obligations	**19,539**	**2,670**	**274**	**22,483**	29,537	44,297
State and political subdivisions	**12,017**	**11,349**	**6,614**	**29,980**	30,000	24,125
Total securities available for sale	**$ 150,852**	**$ 33,384**	**$ 14,535**	**$ 198,771**	$ 219,923	$ 216,454

Although the above table indicates a portion of the Corporation's investment portfolio maturing after ten years, the actual average life and duration of the investment portfolio is effectively much shorter due to imbedded call features of several U.S. government agencies as well as monthly cash flows received from U.S. mortgage-backed securities and U.S. collateralized mortgage obligations.

Table 7: The Weighted Average Yield for Each Range of Maturities of Securities

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2012	2011	2010
Securities available for sale:						
U.S. Government agencies and corporations	**1.30%**	**—%**	**—%**	**1.30%**	2.07%	1.84%
Mortgage backed securities	**2.82**	**2.61**	**2.36**	**2.75**	3.76	4.27
Collateralized mortgage obligations	**2.76**	**2.52**	**2.69**	**2.73**	4.21	4.12
State and political subdivisions (1)	**3.59**	**4.20**	**3.80**	**3.87**	6.04	6.43
Total securities available for sale	**2.49%**	**3.18%**	**3.05%**	**2.65%**	3.69%	3.85%

(1) Yields on tax-exempt obligations are computed on a tax equivalent basis based upon a 34% statutory Federal income tax rate.

Loans

The detail of loan balances are presented in Note 7 to the Consolidated Financial Statements contained within this Form 10-K.

Total portfolio loans at December 31, 2012 were $882,548. This was an increase of $39,460, or 4.7 %, over December 31, 2011. The increase is the primarily result of the Corporation adding several new commercial bankers. The Corporation believes that its loan portfolio was well-diversified at December 31, 2012. Commercial and commercial real estate loans represented 54.7%, indirect loans represented 22.6%, home equity loans comprised of 13.9%, residential real estate mortgage loans represented 7.4% and consumer loans comprised of 1.4% of total portfolio loans.

Loan balances and loan mix are presented by type for the five years ended December 31, 2012 in Table 8 below.

Table 8: Loan Portfolio Distribution

	At December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
	(Dollars in thousands)				
Commercial real estate	**$ 414,005**	$ 381,852	$ 375,803	$ 369,539	$ 371,191
Commercial	**68,705**	76,570	65,662	67,772	64,328
Residential real estate	**64,983**	64,524	74,685	96,298	115,893
Home equity loans	**122,830**	126,958	132,536	134,489	128,075
Indirect	**199,924**	180,089	150,031	120,101	109,892
Consumer	**12,101**	13,095	13,862	14,998	14,172
Total Loans	**882,548**	843,088	812,579	803,197	803,551
Allowance for loan losses	**(17,637)**	(17,063)	(16,136)	(18,792)	(11,652)
Net Loans	**$ 864,911**	$ 826,025	$ 796,443	$ 784,405	$ 791,899

	At December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Loan Mix Percent					
Commercial real estate	**46.9%**	45.3%	46.2%	46.0%	46.2%
Commercial	**7.8%**	9.1%	8.1%	8.4%	8.0%
Residential real estate	**7.4%**	7.6%	9.2%	12.0%	14.4%
Home equity loans	**13.9%**	15.1%	16.3%	16.7%	15.9%
Indirect	**22.6%**	21.4%	18.5%	15.0%	13.7%
Consumer	**1.4%**	1.5%	1.7%	1.9%	1.8%
Total Loans	**100.0%**	100.0%	100.0%	100.0%	100.0%

Commercial loans and commercial real estate loans totaled $482,710 at December 31, 2012. This was an increase of $24,288, or 5.3%, over December 31, 2011 and reflects the Corporation's commitment to support small business lending activities in its local and regional markets. Commercial real estate loans are loans secured by commercial real estate properties. Commercial loans are primarily lines-of-credit as well as loans secured by property other than commercial real estate, generally equipment or other business assets.

Real estate mortgages are primarily adjustable rate 1-4 family mortgage loans and construction loans made to individuals. The Corporation generally requires a loan-to-value ratio of 80% or private mortgage insurance for loan-to-value ratios in excess of 80% for real estate mortgages. Construction loans comprised $192 of the $64,983 residential real estate mortgage loan portfolio at December 31, 2012. At December 31, 2012 residential real estate mortgage loans increased $459, or 0.7%, in comparison to December 31, 2011. The Corporation continues to sell most of its new loan production due to a favorable interest rate environment coupled with the level of refinancing in the market place.

Indirect auto loans increased $19,835, or 11.0%, compared to December 31, 2011. A portion of these loans was booked to the Corporation's portfolio and the remainder was sold to a number of other financial institutions with servicing retained by the Corporation. A total of $40,478, of indirect consumer loans were sold during 2012 compared to $40,379 for 2011. Home equity loans decreased $4,128, or 3.3%, when compared to December 31, 2011. Consumer loans were made to borrowers, mainly on secured terms. Consumer loans decreased $994, or 7.6%, in comparison to December 31, 2011.

Loans held for sale are not included in portfolio loans and as of December 31, 2012 total loans classified as held for sale were $7,634. Residential real estate mortgage loans represented $7,237, or 94.8%, and indirect loans represented $397, or 5.2%, of loans held for sale.

Table 9 shows the amount of portfolio loans outstanding as of December 31, 2012 based on the remaining scheduled principal payments or principal amounts repricing in the periods indicated. All loans that, by their terms, are due after one year, but which are subject to more frequent repricing have been classified are due in one year or less for purposes of the table.

Table 9: Loan Maturity and Repricing Analysis

	December 31, 2012
Due in one year or less	$ 191,827
Due after one year but within five years	426,016
Due after five years	264,705
Totals	$ 882,548
Due after one year with a predetermined fixed interest rate	$ 522,419
Due after one year with a floating interest rate	168,302
Totals	$ 690,721

Provision and Allowance for Loan Losses

The allowance for loan losses is maintained by the Corporation at a level considered by management to be adequate to cover probable credit losses inherent in the loan portfolio. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of management, to maintain the allowance for loan losses at an adequate level. Management determines the adequacy of the allowance based upon past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions and information about specific borrower situations, including their financial position and collateral values, and other factors, which are subject to change over time. While management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur.

As the economy faced significant challenges over the past few years, the Corporation added additional internal resources at the end of 2009, continued to utilize outside resources and began a process to improve asset quality going forward. This process which includes executive management, finance, credit, lending and legal is charged with monitoring problem loans on a regular basis to insure proper grading of the loans, identifying loans as "troubled debt restructured", adequate allowances and timely resolution of problem credits. In addition, the Corporation's bank subsidiary has directors Loan and Credit Review committee which provides board oversight in areas such as underwriting, concentrations, delinquencies, production goals and performance trends.

While the Corporation uses a historical loss methodology in determining the level of allowances for various loan segments, in 2011 it began tracking data to implement a methodology which estimates expected losses similar to the Basel formula for commercial loans based on a history of loans migrating through the various loan grades. Management believes this methodology will supplement and complement its current approach.

The effect of these initiatives has resulted in an improvement in asset quality as measured by the level of non-performing loan as well as criticized loans. The use of a historical loss methodology tends to have a lag effect when estimating the adequacy of the allowance as specific reserves related to impaired loans are replaced with general reserves related to the various pools of loans.

As the local economy has shown signs improvement it remains fragile as does the real estate market and valuations. With its exposure to commercial real estate loans , including construction and development loans, and consumer real estate in the form of home equity loans management continues to monitor their performance due to the past and recent volatility in real estate valuations.

Table 10 presents the detailed activity in the allowance for loan losses and related charge-off activity for the five years ended December 31, 2012.

Table 10: Analysis of Allowance for Loan Losses

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Balance at beginning of year	**$ 17,063**	$ 16,136	$ 18,792	$ 11,652	$ 7,820
Charge-offs:					
Commercial real estate	**(3,199)**	(5,195)	(8,508)	(5,443)	(995)
Commercial	**(213)**	(262)	(1,507)	(1,862)	(1,310)
Residential real estate	**(1,430)**	(1,664)	(1,491)	(1,561)	(275)
Home equity loans	**(1,372)**	(1,895)	(1,091)	(1,652)	(467)
Indirect	**(963)**	(695)	(455)	(937)	(671)
Consumer	**(401)**	(398)	(573)	(1,022)	(450)
Total charge-offs	**(7,578)**	(10,109)	(13,625)	(12,477)	(4,168)
Recoveries:					
Commercial real estate	**388**	280	87	102	468
Commercial	**45**	42	157	113	452
Residential real estate	**96**	22	30	3	21
Home equity loans	**35**	62	39	70	10
Indirect	**288**	209	293	219	159
Consumer	**58**	68	138	93	81
Total Recoveries	**910**	683	744	600	1,191
Net Charge-offs	**(6,668)**	(9,426)	(12,881)	(11,877)	(2,977)
Provision for loan losses	**7,242**	10,353	10,225	19,017	6,809
Balance at end of year	**$ 17,637**	$ 17,063	$ 16,136	$ 18,792	$ 11,652
Average Portfolio loans outstanding	**$ 869,454**	$ 823,962	$ 796,849	$ 807,410	$ 800,101
Ratio to average loans:					
Net Charge-offs	**0.77%**	1.14%	1.62%	1.46%	0.38%
Provision for loan losses	**0.83%**	1.26%	1.28%	2.36%	0.85%
Loans outstanding at end of year	**$ 882,548**	$ 843,088	$ 812,579	$ 803,197	$ 803,551
Allowance for loan losses:					
As a percent of loans at end of year	**2.00%**	2.02%	1.99%	2.34%	1.45%
As a multiple of net charge-offs	**2.65**	1.81	1.25	1.58	3.91

The allowance for loan losses at December 31, 2012 was $17,637, or 2.00%, of outstanding loans, compared to $17,063, or 2.02%, of outstanding loans at December 31, 2011. The allowance for loan losses was 63.45% and 49.50% of nonperforming loans at December 31, 2012 and 2011 respectively.

Net charge-offs for the year ended December 31, 2012 were $6,668, compared to $9,426 for the year ended December 31, 2011. Net charge-offs as a percent of average loans was 0.77% for 2012 and 1.14% for 2011. Net charge-offs on commercial and commercial real estate loans are primarily a result of loans that are collateral dependent and deemed uncollectible. As a result, the loans are written down to their net realizable value which is current appraised value less costs to sell.

The provision charged to expense was $7,242 for the year ended December 31, 2012 compared to $10,353 for 2011. Real estate market conditions have resulted in a decline in the valuation of underlying collateral over the years which has impacted the level of charged-off loans in the commercial portfolio. Consumer loans, while somewhat affected by the real estate market, are largely influenced by the level of unemployment, which has been relatively high over the past two years. Management continues to allocate a portion of the allowance to general reserves for loans having higher risk factors. As specific reserves have been charged-off, the composition of the allowance has continued to shift to a lesser allocation of specific reserves and an increase in general reserves.

The allowance for loan losses is, in the opinion of management, sufficient given its analysis of the information available about the portfolio at December 31, 2012. Management continues to work toward prompt resolution of nonperforming loan situations and to adjust underwriting standards as conditions warrant.

The following table sets forth the allocation of the allowance for loan losses by loan category as of December 31, 2012 and December 31, 2011, as well as the percentage of loans in each category to total loans. This allocation is based on management's assessment, as of a given point in time, of the risk characteristics of each of the component parts of the total loan portfolio and is subject to changes when the risk factors of each component part change. The allocation is not indicative of either the specific amounts of the loan categories in which future charge-offs may be taken, nor should it be taken as an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

Allocation of the Allowance for Loan Losses by Loan Type

	2012		2011	
	(Dollars in thousands)			
	Allowance	Percent of loans in each category to total loans	Allowance	Percent of loans in each category to total loans
Commercial real estate	**$11,386**	**46.9%**	$10,714	45.3%
Commercial	**835**	**7.8%**	1,409	9.1%
Residential real estate	**1,559**	**7.4%**	1,331	7.6%
Home equity loans	**2,357**	**13.9%**	2,289	15.1%
Indirect	**1,230**	**22.6%**	891	21.4%
Consumer	**270**	**1.4%**	429	1.5%
Total	**$17,637**	**100.0%**	$17,063	100.0%

The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. Increases to the allowance for loan and lease losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

Changes in the allowance for loan losses for all categories of the loan portfolio reflect the net effect of changes in historical net loss rates by risk grade for commercial real estate and commercial loans and for the total of other categories, changes in loan balances for each category or by risk grade, the level of non-performing and other impaired loans, and management's judgment with respect to economic and other relevant factors. Additional information regarding the allowance for loan losses is included in Note 7 (Loans and Allowance for Loan Losses) in the notes to the consolidated financial statements.

Funding Sources

The primary source of funds continues to be the generation of deposit accounts within our primary market. In order to achieve deposit account growth, the Corporation offers retail and business customers a full line of deposit products that includes interest and noninterest-bearing checking accounts, savings accounts and time deposits. The Corporation also generates funds through local borrowings generated by a business sweep product. Wholesale funding sources include lines of credit with correspondent banks, advances through the Federal Home Loan Bank of Cincinnati and a secured line of credit with the Federal Reserve Bank of Cleveland. The Corporation from time to time will also utilize brokered time deposits to provide term funding at rates comparable to other wholesale funding sources. Table 11 highlights the average balances and the average rates paid on these sources of funds for the three years ended December 31, 2012.

The following table shows the various sources of funding for the Corporation.

Table 11: Funding Sources

	Average Balances Outstanding			Average Rates Paid		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
			(Dollars in thousands)			
Noninterest-bearing checking	**$ 137,077**	$ 121,786	$ 112,787	**—%**	—%	—%
Interest-bearing checking	**162,431**	149,667	137,543	**0.11%**	0.17%	0.18%
Savings deposits	**110,936**	97,686	87,082	**0.09%**	0.16%	0.18%
Money market accounts	**105,951**	99,948	91,255	**0.19%**	0.29%	0.40%
Consumer time deposits	**429,928**	453,680	466,583	**1.18%**	1.62%	2.01%
Public time deposits	**65,188**	68,756	83,818	**0.64%**	0.44%	0.66%
Total Deposits	**$ 1,011,511**	$ 991,523	$ 979,068	**0.59%**	0.84%	1.09%
Short-term borrowings	**942**	763	1,734	**0.07%**	0.26%	0.23%
FHLB borrowings	**47,828**	42,640	42,941	**1.81%**	2.47%	2.96%
Junior subordinated debentures	**16,315**	16,321	19,249	**4.28%**	4.20%	4.05%
Total borrowings	**$ 65,085**	$ 59,724	$ 63,924	**2.40%**	2.92%	3.21%
Total funding	**$ 1,076,596**	$ 1,051,247	$ 1,042,992	**0.80%**	0.96%	1.22%

Average deposit balances increased 2.0% in 2012 and 1.3% in 2011. Low-cost deposits, namely checking, savings and money market accounts, accounted for 51.1% of total deposits at December 31, 2012. The improved mix has contributed significantly to the bank's lower funding cost. These low-cost funds had an average yield of 0.59% in 2012 compared to 0.84% in 2011 and 1.09% in 2010. Included in these funds are money market accounts which carried an average yield of 0.19% in 2012 compared to 0.3% in 2011. Time deposits over the last three years to total average deposits were 48.9% in 2012, 52.7% in 2011 and 56.2% in 2010. Average time deposits were $495,116 in 2012 compared to $522,436 in 2011. This was a decrease of $27,320, or 5.2%. Public fund time deposits represented 13.2% and of total average time deposits during 2012 and 2011, respectively. At December 31, 2012, 2011 and 2010, the Corporation had no brokered time deposit balances.

Borrowings

The Corporation utilizes both short-term and long-term borrowings to assist in the growth of earning assets. For the Corporation, short-term borrowings include Federal funds purchased and repurchase agreements. Repurchase agreements increased during 2012 to $1,115 at December 31, 2012 compared to $227 at December 31, 2011. The Corporation did not have any Federal funds purchased at December 31, 2012 and December 31, 2011.

Long-term borrowings by the Corporation consist of Federal Home Loan Bank advances of $47,515 and junior subordinated debentures of $16,238. Federal Home Loan Bank advances were $42,497 at December 31, 2011. In the fourth quarter of 2012, the Corporation prepaid $27,500 of fixed rate FHLB advances with a contractual average interest rate 2.47% and a weighted average remaining term to maturity of 1.63 years. The transaction was accomplished by extending the maturity date of the advances and rolling the net present value of the advances into the funding cost of the new structure. As a result of the restructure, the Corporation was required to pay a prepayment penalty of $1,017 to the FHLB. In accordance with *ASC 470-50, Debt - Modification and Exchanges*, the new advances were considered a minor modification. The prepayment penalty was deferred and will be recognized in interest expense over the life of the new advances. Maturities of Federal Home Loan Bank advances are presented in Note 11 to the Consolidated Financial Statements contained within this Form 10-K.

During 2007, the Corporation completed a private offering of trust preferred securities, as described in Note 12 to the Consolidated Financial Statements contained within this Form 10-K. The securities were issued in two $10 million tranches, one of which pays dividends at a fixed rate of 6.64% per annum and the other of which pays dividends at LIBOR plus 1.48% per annum. In August 2010, the Corporation entered into an agreement with certain holders of its non-pooled trust preferred securities and exchanged $2,125 in principal amount of the securities issued by Trust I and $2,125 in principal amount of the securities issued by Trust II for 462,234 newly issued shares of the Corporation's common stock at a volume-weighted average price of $4.41 per share. At December 31, 2012, the balance of the subordinated notes payable to Trust I and Trust II was $8,119 each.

Capital Resources

At December 31, 2012, the Corporation's market capitalization was $46,872 compared to $37,047 at December 31, 2011. The Corporation continues to maintain a capital position that exceeds regulatory capital requirements.

Total shareholders' equity was $110,144 at December 31, 2012. This is a decrease of 2.8%, or $3,130 from one year earlier. This decrease is the result of the Corporation completing the repurchase of $6.3 million in par value, or approximately 25% of the outstanding shares, of its Series B Preferred Stock in exchange for cash at a price representing a discount to par value. The transaction was funded by cash from accumulated earnings and excess capital. As a result of the discount on the purchase price, the Corporation recognized a net increase to retained earnings of $141. Additionally, the Corporation repurchased the Warrant from the Treasury at a mutually agreed upon price of $860. The difference between the purchase price of $860 and recorded equity value of $146 resulted in a decrease of $714 in capital. Accumulated Other Comprehensive income ended the year at $1,240 a decrease of $961 or 43.7%. The change in other comprehensive income was comprised of a $724 decrease in the market value adjustment which represents the after-tax, unrealized change in the value of available-for-sale securities in the Company's investment portfolio and a $237 decrease in the Corporation's minimum pension liability. Preferred dividends on Series B Preferred Stock and Cash dividends on common stock reduced shareholders' equity by $1,251 and $317 during 2012.

On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of management based upon market, business, legal and other factors. At December 31, 2012 the Corporation held 328,194 shares of common stock as treasury stock at a cost of $6,092. No shares were acquired under this program in 2012.

On December 12, 2008, the Corporation issued 25,223 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, and $1,000 per share liquidation preference ("Series B Preferred Stock") to the U.S. Treasury in the TARP Capital Purchase Program for a purchase price of approximately $25,223. In connection with that issuance, the Corporation also issued a warrant to the U.S. Treasury to purchase 561,343 common shares of the Corporation at an exercise price of $6.74 per share (the "Warrant").

On June 19, 2012, the Treasury completed the offer and sale of all 25,223 shares of the Series B Preferred Stock. The underwriters in the offering purchased the Series B Preferred Stock from Treasury at a price of $856.13 per share, and sold the Series B Preferred Stock to the public through a modified Dutch auction at an initial public offering price of $869.17 per share. The Corporation did not bid nor receive any of the proceeds from the offering.

On July 18, 2012, the Corporation repurchased the Warrant from the Treasury at a mutually agreed upon price of $860, of which $146 represented the value of the warrant on the Corporation's books and a decrease in equity of $714 was subsequently recognized by the Corporation. Following settlement of the Warrant repurchase, the Treasury had no remaining investment in the Corporation.

In the fourth quarter of 2012, the Corporation completed the repurchase of 6,343 shares of Series B Preferred Stock from private investors, representing $6.3 million in par value, or approximately 25% of the outstanding shares, of the Series B Preferred Stock in exchange for cash at an average price per share of $970.84, plus accrued and unpaid interest. The transaction was funded by cash from accumulated earnings and excess capital. As a result of the discount on the purchase price, the Corporation recognized an increase to retained earnings of $141. The transaction was consistent with the Corporation's stated intention to carefully balance the need to maintain a strong capital position with the objectives of building shareholder value and protecting the interest of the Corporation's shareholders.

Under the terms of the Series B Preferred Stock, among other things, for the first five years that the stock is outstanding, the Corporation is required to make quarterly dividend payments on the stock at a rate of 5% per annum, which amounts to approximately $944 annually following the above referenced repurchase of stock by the Corporation. If the Series B Preferred Stock remains outstanding after five years from the date of its issuance, the dividend rate will increase to 9% per annum, or approximately $1,699 annually following the above referenced repurchase of stock by the Corporation.

The Board of Directors reviews the Corporation's capital requirements on a regular basis and continues to assess potential alternatives for repurchasing the Corporation's remaining Series B Preferred Stock. The Corporation intends to repurchase the Series B Preferred Stock at a time and in a manner that it believes is appropriate after considering, among other things, the Corporation's anticipated capital requirements, projected dividend capacity from the Bank, the availability and relative attractiveness of alternative sources of capital, the Corporation's risk profile, its earnings performance and asset quality trends, and input from its regulators. See Note 14 to the Consolidated Financial Statements for further information on the Series B Preferred Stock.

The Federal Reserve Board has established risk-based capital guidelines that must be observed by financial holding companies and banks. The Corporation has consistently maintained the regulatory capital ratios of the Corporation and its bank subsidiary, The Lorain National Bank, above "well-capitalized" levels. For further information on capital ratios see Notes 1 and 15 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

In the normal course of business, the Corporation enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These arrangements include commitments to extend credit and standby letters of credit. Commitments to extend credit and standby letters of credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Corporation uses the same credit policies in making commitments to extend credit and standby letters of credit as it does for on-balance sheet instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Corporation since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Most of these arrangements mature within two years and are expected to expire without being drawn upon. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Corporation upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate.

The Corporation does not believe that off-balance sheet arrangements will have a material impact on its liquidity or capital resources. See Note 20 to the Consolidated Financial Statements for further detail.

Contractual Obligations and Commitments

Contractual obligations and commitments of the Corporation at December 31, 2012 are as follows:

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
			(Dollars in thousands)		
Short-term borrowings	$ 1,115	$ —	$ —	$ —	$ 1,115
FHLB advances	15	30,000	17,500	—	47,515
Operating leases	1,119	1,391	772	777	4,059
Trust preferred securities	—	—	—	16,238	16,238
Benefit payments	285	536	489	1,080	2,390
Severance payments	24	—	—	—	24
Total	$ 2,558	$ 31,927	$ 18,761	$ 18,095	$ 71,341

Critical Accounting Policies and Estimates

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Corporation follows general practices within the banking industry and application of these principles requires management to make assumptions, estimates and judgments that affect the financial statements and accompanying notes. These assumptions, estimates and judgments are based on information available as of the date of the financial statements.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the Consolidated Financial Statements. These policies are fundamental to the understanding of results of operation and financial conditions.

The accounting policies considered to be critical by management are as follows:

- **Allowance for loan losses**

The allowance for loan losses is an amount that management believes will be adequate to absorb probable credit losses inherent in the loan portfolio taking into consideration such factors as past loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current economic conditions that affect the borrower's ability to pay. Determination of the allowance is subjective in nature. Loan losses are charged off against the allowance when management believes that the full collectability of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

A loan is impaired when based on current information and events it is probable the Corporation will be unable to collect the scheduled payment of principal and interest when due under the contractual terms of the loan agreement. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual loan basis for commercial loans that are graded substandard or below. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, using either the present value of estimated future cash flows discounted at the loans effective interest rate, the loan's observable market value or at the fair value of collateral if repayment is expected solely from the collateral.

The Corporation maintains the allowance for loan losses at a level adequate to absorb management's estimate of probable credit losses inherent in the loan portfolio. The allowance is comprised of a general allowance, a specific allowance for identified problem loans and an unallocated allowance representing estimations pursuant to either Statement of Financial Accounting Standards ASC 450,"Accounting for Contingencies," or ASC 310-10-45, "Accounting by Creditors for Impairment of a Loan."

The general allowance is determined by applying estimated loss factors to the credit exposures from outstanding loans. For commercial and commercial real estate loans the Corporation uses historical loss experience along with factors that are considered when loan grades are assigned to individual loans such as current and past delinquency, financial statements of the borrower, current net realizable value of collateral and the general economic environment and specific economic trends affecting the portfolio. For residential real estate, installment and other loans, loss factors are applied on a portfolio basis. Loss factors are based on the Corporation's historical loss experience and are reviewed for appropriateness on a quarterly basis, along with other factors affecting the collectability of the loan portfolio.

Specific allowances are established for all loans when management has determined that, due to identified significant conditions, it is probable that a loss has been incurred that exceeds the general allowance loss factor from these loans. These conditions are reviewed quarterly by management and include general economic conditions, credit quality trends and internal loan review and regulatory examination findings.

Management believes that it uses the best information available to determine the adequacy of the allowance for loan losses. However, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

- **Income Taxes**

The Corporation's income tax expense and related current and deferred tax assets and liabilities are presented as prescribed in ASC 740, "Accounting for Income Taxes". The accounting requires the periodic review and adjustment of tax assets and liabilities based on many assumptions. These assumptions include predictions as to the Corporation's future profitability, as well as potential changes in tax laws that could impact the deductibility of certain income and expense items. Since financial results could be significantly different than these estimates, future adjustments may be necessary to tax expense and related balance sheet accounts.

- **Goodwill**

During 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount (impairment). If the entity finds after the qualitative assessment that it is more likely than not (impairment indicators) that the fair value of a reporting unit is less than its carrying amount, the entity is then required to perform a full impairment test. The full impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step in impairment testing is to estimate the fair value based on valuation techniques including a discounted cash flow model with revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the carrying value exceeds its fair value, goodwill impairment may be indicated and a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of an "implied fair value" of goodwill requires the Corporation to allocate fair value to the assets and liabilities. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value. An impairment loss would be recognized as a charge to earnings to the extent the carrying amount of the goodwill exceeds the implied fair value of the goodwill. The Corporation early adopted the ASU for 2011. Based upon the qualitative assessment the Corporation determined that there is no likelihood of goodwill impairment therefore no impairment charge was recognized as of December 31, 2012 and December 31, 2011.

- **New Accounting Pronouncements**

Management is not aware of any proposed regulations or current recommendations by the Financial Accounting Standards Board or by regulatory authorities, which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

RISK ELEMENTS

Risk management is an essential aspect in operating a financial services company successfully and effectively. The most prominent risk exposures, for a financial services company, are credit, operational, interest rate, market and liquidity risk. Credit risk involves the risk of uncollectible interest and principal balance on a loan when it is due. Fraud, legal and compliance issues, processing errors, technology and the related disaster recovery and breaches in business continuation and internal controls are types of operational risks. Changes in interest rates affecting net interest income are considered interest rate risks. Market risk is the risk that a financial institution's earnings and capital or its ability to meet its business objectives are adversely affected by movements in market rates or prices. Such movements include fluctuations in interest rates, foreign exchange rates, equity prices that affect the changes in value of available-for-sale securities, credit spreads and commodity prices. The inability to fund obligations due to investors, borrowers or depositors is liquidity risk. For the Corporation, the dominant risks are market, credit and liquidity risk.

Credit Risk Management

Uniform underwriting criteria, ongoing risk monitoring and review processes, and well-defined, centralized credit policies dictate the management of credit risk for the Corporation. As such, credit risk is managed through the Bank's allowance for loan loss policy which requires the loan officer, lending officers and the loan review committee to manage loan quality. The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for the management of credit risks within the loan portfolio as conditions change. The Corporation uses a loan rating system to properly classify and assess the credit quality of individual commercial loan transactions. The loan rating system is used to determine the adequacy of the allowance for loan losses for financial reporting purposes and to assist in the determination of the frequency of review for credit exposures.

Most of the Corporation's business activity is with customers located within the Corporation's defined market area. As of December 31, 2012 the Corporation had concentrations of credit risk in its loan portfolio for the following loan categories: non-farm, non-residential real estate loans, home equity loans and indirect consumer loans. A concentration is defined as greater than 10% of outstanding loans. The Corporation has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio. During 2011 and into 2012, a number of European member states, including Portugal, Ireland, Italy, Greece and Spain, experienced credit deterioration. The Corporation has no direct or indirect funded credit exposure to any sovereigns, financial institutions or corporate counterparties or borrowers in any of these countries, or in Europe.

Nonperforming Assets

Total nonperforming assets consist of nonperforming loans, loans which have been restructured and other foreclosed assets. As such, a loan is considered nonperforming if it is 90 days past due and/or in management's estimation the collection of interest on the loan is doubtful. Nonperforming loans no longer accrue interest and are accounted for on a cash basis. The classification of restructured loans involves the deterioration of a borrower's financial ability leading to original terms being favorably modified or either principal or interest being forgiven.

Table 13 sets forth nonperforming assets for the five years ended December 31, 2012.

Table 13: Nonperforming Assets

	At December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
	(Dollars in thousands)				
Commercial real estate	**$ 16,349**	$ 21,512	$ 25,941	$ 21,658	$ 11,498
Commercial	**472**	1,072	1,333	2,465	1,368
Residential real estate	**5,622**	6,551	10,287	11,935	4,954
Home equity loans	**4,293**	4,365	3,137	2,134	1,245
Indirect	**711**	711	667	545	277
Consumer	**349**	260	466	100	250
Total nonperforming loans	**27,796**	34,471	41,831	38,837	19,592
Other foreclosed assets	**1,366**	1,687	3,119	1,264	1,108
Total nonperforming assets	**$ 29,162**	$ 36,158	$ 44,950	$ 40,101	$ 20,700
Loans 90 days past due accruing interest	**$ 184**	$ —	$ —	$ —	$ —
Total nonperforming loans as a percent of total loans	**3.15%**	4.09%	5.15%	4.84%	2.44%
Total nonperforming assets as a percent of total assets	**2.48%**	3.09%	3.90%	3.49%	1.82%
Allowance for loan losses to nonperforming loans	**63.45%**	49.50%	38.57%	48.39%	59.47%

The Corporation continues to aggressively manage credit quality and has made progress managing problem loans. Nonperforming loans at December 31, 2012 were $27,796 compared to $34,471 at December 31, 2011, a decrease of $6,675. Nonperforming commercial real estate loans decreased to $16,349 for December 31, 2012 compared to $21,512 at December 31, 2011. These loans are primarily secured by real estate and, in some cases, by SBA guarantees, and have either been charged-down to their realizable value or a specific reserve has been established for any collateral short-fall. All nonperforming loans are being actively managed and monitored.

Management monitors delinquency and potential problem loans. Bank-wide delinquency at December 31, 2012 was 2.89% of total loans. Total 30-59 day delinquency and 60-89 day delinquency was 0.61% and 0.32% of total loans at December 31, 2012, respectively.

Other foreclosed assets were $1,366 as of December 31, 2012, compared to $1,687 from December 31, 2011. The $1,366 is comprised of six commercial properties totaling $398 and thirteen residential properties, totaling $968. This compares to nine commercial properties totaling $785 and ten residential properties, totaling $902 as of December 31, 2011 .

Liquidity

Management of liquidity is a continual process in the banking industry. The liquidity of the Bank reflects its ability to meet loan demand, the possible outflow of deposits and its ability to take advantage of market opportunities made possible by potential rate environments. Assuring adequate liquidity requires the management of the cash flow characteristics of the assets the Bank originates and the availability of alternative funding sources. The Bank monitors liquidity according to limits established in its liquidity policy. The policy establishes minimums for the ratio of cash and cash equivalents to total assets and the loan to deposit ratio. At December 31, 2012, the Bank's liquidity was within its policy limits.

In addition to maintaining a stable source of core deposits, the Bank manages liquidity by seeking continual cash flow in its securities portfolio. At December 31, 2012, the Corporation expects the securities portfolio to generate cash flow in the next 12 months of $48,751 and $123,152 in the next 36 months.

The Bank maintains borrowing capacity at the Federal Home Loan Bank of Cincinnati, the Federal Reserve Bank of Cleveland and Federal Fund lines with correspondent banks. The Corporation has a $6,000 line of credit through an unaffiliated financial institution. The term of the line is one year, with principal due at maturity and is subject to renewal on an annual basis. The interest rate on the line of credit is the unaffiliated financial institution's prime rate. Table 14 highlights the liquidity position of the Bank and the Corporation including total borrowing capacity and current unused capacity for each borrowing arrangement at December 31, 2012.

Table 14: Liquidity

	Borrowing Capacity	Unused Capacity
	(Dollars in thousands)	
FHLB Cincinnati	$ 68,251	$ 19,237
FRB Cleveland	43,035	43,035
Federal Funds Lines	30,000	30,000
Unaffiliated Financial Institutions	6,000	6,000
Total	$ 147,286	$ 98,272

Liquidity is also provided by unencumbered, or unpledged investment securities that totaled $53,565 at December 31, 2012.

The Corporation is the bank holding company of the Bank and conducts no operations. The Corporation's primary ongoing needs for liquidity are the payment of the quarterly shareholder dividend if declared and miscellaneous expenses related to the regulatory and reporting requirements of a publicly traded corporation. The holding company's main source of operating liquidity is the dividend that it receives from the Bank. Dividends from the Bank are subject to restrictions by banking regulators. The holding company from time-to-time has access to additional sources of liquidity through correspondent lines of credit as of December 31, 2012.

Market Risk Management

The Corporation manages market risk through its Asset/Liability Management Committee ("ALCO") at the Bank level governed by policies set forth and established by the Board of Directors. This committee assesses interest rate risk exposure through two primary measures: rate sensitive assets divided by rate sensitive liabilities and earnings-at-risk simulation of net interest income over the one year planning cycle and the longer term strategic horizon in order to provide a stable and steadily increasing flow of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is referred to as the interest rate gap. An institution that has more interest rate sensitive assets than interest rate sensitive liabilities in a given period is said to be asset sensitive or has a positive gap. This means that if interest rates rise a corporation's net interest income may rise and if interest rates fall its net interest income may decline. If interest sensitive liabilities exceed interest sensitive assets then the opposite impact on net interest income may occur. The usefulness of the gap measure is limited. It is important to know the gross dollars of assets and liabilities that may re-price in various time horizons, but without knowing the frequency and basis of the potential rate changes the predictive power of the gap measure is limited.

Two more useful tools in managing market risk are earnings-at-risk simulation and economic value of equity simulation. An earnings-at-risk analysis is a modeling approach that combines the repricing information from gap analysis, with forecasts of balance sheet growth and changes in future interest rates. The result of this simulation provides management with a range of possible net interest margin outcomes. Trends that are identified in earnings-at-risk simulation can help identify product and pricing decisions that can be made currently to assure stable net interest income performance in the future. At December 31, 2012, a "shock" treatment of the balance sheet, in which a parallel shift in the yield curve occurs and all rates increase immediately, indicates that in a +200 basis point shock, net interest income would increase $792 or 2.1%, and in a -200 basis point shock, net interest income would decrease $2,262, or 6.0%. The reason for the lack of symmetry in these results is the implied floors in many of the Corporation's core funding which limits their downward adjustment from current offering rates. This analysis is done to describe a best or worst case scenario. Factors such as non-parallel yield curve shifts, management pricing changes, customer preferences and other factors are likely to produce different results.

The economic value of equity approach measures the change in the value of the Corporation's equity as the value of assets and liabilities on the balance sheet change with interest rates. At December 31, 2012, this analysis indicated that a +200 basis point change in rates would reduce the value of the Corporation's equity by 13.6% while a -200 basis point change in rates would increase the value of the Corporation's equity by 6.7%.

Table 15: GAP Analysis:

	At December 31, 2012						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 48,918	$ 22,646	$ 63,388	$ 30,789	$ 45,001	$ 5,282	$ 216,024
Loans	144,055	165,072	294,130	121,650	93,284	64,357	882,548
Total earning assets	$ 192,973	$ 187,718	$ 357,518	$ 152,439	$ 138,285	$ 69,639	$ 1,098,572
Interest-bearing liabilities:							
Consumer time deposits	$ 131,899	$ 186,381	$ 136,782	$ 27,258	$ —	$ 91	$ 482,411
Money Market deposits	102,792	—	—	—	—	—	102,792
Savings deposits	9,541	19,079	57,238	33,389	—	—	119,247
Interest-bearing demand deposits	12,420	24,840	74,519	43,469	—	—	155,248
FHLB Advances	—	15	29,758	16,735	—	—	46,508
Long-term debt	8,119	—		8,119	—	—	16,238
Fed Funds, Repos, Other	1,115	—	—	—	—	—	1,115
Total interest-bearing liabilities	$ 265,886	$ 230,315	$ 298,297	$ 128,970	$ —	$ 91	$ 923,559
Cumulative interest rate gap	$ (70,059)	$ (112,641)	$ (43,662)	$ (28,471)	$ 107,314	$ 176,862	
RSA/RSL	74%	77%	94%	97%	112%	119%	

	At December 31, 2011						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 58,670	$ 30,119	$ 52,911	$ 26,945	$ 50,576	$ 6,239	$ 225,460
Loans	243,571	129,049	258,428	123,891	65,304	23,557	843,800
Total earning assets	$ 302,241	$ 159,168	$ 311,339	$ 150,836	$ 115,880	$ 29,796	$ 1,069,260
Interest-bearing liabilities:							
Consumer time deposits	$ 144,629	$ 200,864	$ 121,719	$ 36,746	$ —	$ 432	$ 504,390
Money Market deposits	105,643	—	—	—	—	—	105,643
Savings deposits	8,195	16,390	49,172	28,683	—	—	102,440
Interest-bearing demand deposits	12,152	24,303	72,909	42,530	—	—	151,894
FHLB Advances	15,000	—	15,000	12,497	—	—	42,497
Long-term debt	8,119	8,119		—	—	—	16,238
Fed Funds, Repos, Other	227	—	—	—	—	—	227
Total interest-bearing liabilities	$ 293,965	$ 249,676	$ 258,800	$ 120,456	$ —	$ 432	$ 923,329
Cumulative interest rate gap	$ 8,276	$ (82,232)	$ (29,693)	$ 687	$ 116,567	$ 145,931	
RSA/RSL	103%	85%	96%	100%	113%	116%	

Item 8. ***Financial Statements and Supplementary Data***

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	44
Consolidated Balance Sheets as of December 31, 2012 and 2011	45
Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	46
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2012, 2011 and 2010	48
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	49
Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010	50

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LNB Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of LNB Bancorp, Inc. (the Corporation) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LNB Bancorp, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

March 4, 2013
Auburn Hills, Michigan

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Dollars in thousands except share amounts)	
ASSETS		
Cash and due from banks (Note 3)	$ 24,139	$ 34,323
Federal funds sold and interest bearing deposits in banks	6,520	6,324
Cash and cash equivalents	30,659	40,647
Securities available for sale, at fair value (Note 5)	203,763	226,012
Restricted stock	5,741	5,741
Loans held for sale	7,634	3,448
Loans:		
Portfolio loans (Note 7)	882,548	843,088
Allowance for loan losses (Note 7)	(17,637)	(17,063)
Net loans	864,911	826,025
Bank premises and equipment, net (Note 8)	8,721	8,968
Other real estate owned	1,366	1,687
Bank owned life insurance	18,611	17,868
Goodwill, net (Note 4)	21,582	21,582
Intangible assets, net (Note 4)	594	731
Accrued interest receivable	3,726	3,550
Other assets (Note 13)	10,946	12,163
Total Assets	$ 1,178,254	$ 1,168,422
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits: (Note 9)		
Demand and other noninterest-bearing	$ 139,894	$ 126,713
Savings, money market and interest-bearing demand	377,287	359,977
Time deposits	482,411	504,390
Total deposits	999,592	991,080
Short-term borrowings (Note 10)	1,115	227
Federal Home Loan Bank advances (Note 11)	46,508	42,497
Junior subordinated debentures (Note 12)	16,238	16,238
Accrued interest payable	882	1,118
Accrued expenses and other liabilities	3,775	3,988
Total Liabilities	1,068,110	1,055,148
Shareholders' Equity (Notes 14 and 15)		
Preferred stock, Series A Voting, no par value, authorized 150,000 shares, none issued at December 31, 2012 and December 31, 2011.	—	—
Fixed rate cumulative preferred stock, Series B, no par value, $1,000 liquidation value, 25,223 shares authorized, 18,880 shares issued at December 31, 2012 and 25,223 shares issued at December 31, 2011	18,880	25,223
Discount on Series B preferred stock	(65)	(101)
Warrant to purchase common stock	—	146
Common stock, par value $1 per share, authorized 15,000,000 shares, issued 8,272,548 shares at December 31, 2012 and 8,210,443 at December 31, 2011	8,273	8,210
Additional paid-in capital	39,141	39,607
Retained earnings	48,767	44,080
Accumulated other comprehensive income	1,240	2,201
Treasury shares at cost, 328,194 shares at December 31, 2012 and at December 31, 2011	(6,092)	(6,092)
Total Shareholders' Equity	110,144	113,274
Total Liabilities and Shareholders' Equity	$ 1,178,254	$ 1,168,422

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands except share and per share amounts)		
Interest and Dividend Income			
Loans	$ 39,794	$ 42,133	$ 42,850
Securities:			
U.S. Government agencies and corporations	4,677	5,847	7,220
State and political subdivisions	1,157	1,035	987
Other debt and equity securities	285	277	269
Federal funds sold and short-term investments	35	57	46
Total interest income	45,948	49,349	51,372
Interest Expense			
Deposits	5,944	8,367	10,709
Federal Home Loan Bank advances	865	1,053	1,272
Short-term borrowings	1	2	4
Junior subordinated debentures	699	686	779
Total interest expense	7,509	10,108	12,764
Net Interest Income	38,439	39,241	38,608
Provision for Loan Losses (Note 7)	7,242	10,353	10,225
Net interest income after provision for loan losses	31,197	28,888	28,383
Noninterest Income			
Investment and trust services	1,563	1,610	1,797
Deposit service charges	3,811	4,079	4,247
Other service charges and fees	3,082	3,246	3,208
Income from bank owned life insurance	742	722	709
Other income	877	330	329
Total fees and other income	10,075	9,987	10,290
Securities gains, net (Note 5)	189	832	393
Gains on sale of loans	1,575	889	1,000
Loss on sale of other assets, net	(92)	(293)	(116)
Gain on extinguishment of debt (Note 12)	—	—	2,210
Total noninterest income	11,747	11,415	13,777
Noninterest Expense			
Salaries and employee benefits (Notes 18 & 19)	16,768	15,944	15,854
Furniture and equipment	4,060	3,088	3,550
Net occupancy (Note 8)	2,207	2,310	2,355
Professional fees	2,034	1,854	2,182
Marketing and public relations	1,231	1,002	1,065
Supplies, postage and freight	1,091	1,107	1,225
Telecommunications	731	727	802
Ohio franchise tax	1,232	1,298	1,113
FDIC assessments	1,304	1,749	2,241
Other real estate owned	570	1,021	597
Electronic banking expenses	722	899	873
Loan and collection expense	1,150	1,364	1,715
Other expense	1,803	1,781	1,997
Total noninterest expense	34,903	34,144	35,569
Income before income tax expense	8,041	6,159	6,591
Income tax expense (Note 13)	1,934	1,156	1,226
Net Income	6,107	5,003	5,365
Other comprehensive income (loss), net of taxes:			
Changes in unrealized securities' holding gain (loss) net of taxes	(598)	1,095	(614)
Minimum pension liability adjustment, net of taxes during the period	(237)	(346)	257
Less: reclassification adjustments for securities' gains realized in net income, net of taxes	126	555	262
Total other comprehensive income (loss), net of taxes	(961)	194	(619)
Comprehensive income	5,146	5,197	4,746
Dividends and accretion on preferred stock	1,266	1,276	1,276
Net Income Available to Common Shareholders	$ 4,841	$ 3,727	$ 4,089
Net Income Per Common Share (Note 2)			

Basic	**$ 0.61**	$ 0.47	$ 0.55
Diluted	**0.61**	0.47	0.55
Dividends declared	**0.04**	0.04	0.04
Average Common Shares Outstanding			
Basic	**7,939,433**	7,880,249	7,511,173
Diluted	**7,943,918**	7,880,249	7,511,173

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock (net of discount)	Warrant to Purchase Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	(Dollars in thousands except share and per share amounts)							
Balance, January 1, 2010	$ 25,092	$ 146	$ 7,624	$ 37,862	$ 36,883	$ 2,626	$ (6,092)	$ 104,141
Net Income					5,365			5,365
Other comprehensive loss, net of tax:						(619)		(619)
Share-based compensation				102				102
Common shares issued (462,234 shares)			462	1,578				2,040
Restricted shares granted (86,852 shares)			87	(87)				
Preferred dividends and accretion of discount	15				(1,276)			(1,261)
Common dividends declared, $.04 per share					(304)	—		(304)
Balance, December 31, 2010	$ 25,107	$ 146	$ 8,173	$ 39,455	$ 40,668	$ 2,007	$ (6,092)	$ 109,464
Net Income					5,003			5,003
Other comprehensive income, net of tax:						194		194
Share-based compensation				189				189
Restricted shares granted (40,000 shares), net of forfeitures (2,500 shares)			37	(37)				—
Preferred dividends and accretion of discount	15				(1,276)			(1,261)
Common dividends declared, $.04 per share	—	—	—	—	(315)	—	—	(315)
Balance, December 31, 2011	$ 25,122	$ 146	$ 8,210	$ 39,607	$ 44,080	$ 2,201	$ (6,092)	$ 113,274
Net Income					**6,107**			**6,107**
Other comprehensive loss, net of tax:						**(961)**		**(961)**
Share-based compensation				**311**				**311**
Restricted shares granted (62,105 shares)			**63**	**(63)**				—
Repurchase of warrants		**(146)**		**(714)**				**(860)**
Redemption of Fixed-Rate Cumulative Perpetual Preferred Stock (6,343 shares)	(6,322)				**163**			**(6,159)**
Preferred dividends and accretion of discount	**15**				**(1,266)**			**(1,251)**
Common dividends declared, $.04 per share	—	—	—	—	(317)	—		**(317)**
Balance, December 31, 2012	**$ 18,815**	**$ —**	**$ 8,273**	**$ 39,141**	**$ 48,767**	**$ 1,240**	**$ (6,092)**	**$ 110,144**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Operating Activities			
Net income	$ 6,107	$ 5,003	$ 5,365
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	7,242	10,353	10,225
Depreciation and amortization	1,147	1,228	1,357
Amortization (accretion) of premiums and discounts	2,738	1,390	2,206
Amortization of intangibles	137	137	137
Amortization of loan servicing rights	304	201	262
Amortization of deferred loan fees	(294)	(54)	162
Federal deferred income tax expense (benefit)	372	(43)	469
Securities gains, net	(189)	(832)	(393)
Share-based compensation expense	310	189	102
Loans originated for sale	(90,475)	(69,066)	(80,175)
Proceeds from sales of loan originations	87,864	71,612	79,853
Net gain from loan sales	(1,575)	(889)	(1,000)
Net loss on sale of other assets	92	293	116
Net gain on extinguishment of debt	—	—	(2,210)
Net decrease (increase) in accrued interest receivable and other assets	(243)	5,372	249
Net increase (decrease) in accrued interest payable, taxes and other liabilities	(448)	230	(4,477)
Net cash provided by operating activities	13,089	25,124	12,248
Investing Activities			
Proceeds from sales of available-for-sale securities	25,462	36,427	15,499
Proceeds from maturities of available-for-sale securities	122,244	111,809	118,569
Purchase of available-for-sale securities	(129,101)	(152,265)	(111,777)
Proceeds from maturities of trading securities	—	—	436
Proceeds from sale of trading securities	—	—	7,774
Purchase of Federal Reserve Bank Stock	—	—	(756)
Net increase in loans made to customers	(46,676)	(42,419)	(25,395)
Proceeds from the sale of other real estate owned	1,070	3,651	584
Purchase of bank premises and equipment	(900)	(774)	(906)
Proceeds from sale of bank premises and equipment	—	257	11
Net cash provided by (used in) investing activities	(27,901)	(43,314)	4,039
Financing Activities			
Net increase (decrease) in demand and other noninterest-bearing	13,181	11,237	(3,029)
Net increase in savings, money market and interest-bearing demand	17,310	41,543	13,389
Net decrease in certificates of deposit	(21,979)	(40,226)	(3,267)
Net increase (decrease) in short-term borrowings	888	(705)	(525)
Proceeds from Federal Home Loan Bank advances	57,500	24,500	34,000
Payment of Federal Home Loan Bank advances	(52,472)	(24,504)	(34,004)
Deferred FHLB prepayment penalty	(1,017)	—	—
Extinguishment of debt, net	—	—	(10)
Repurchase of warrants	(860)	—	—
Redemption of Fixed-Rate Cumulative Perpetual Preferred stock	(6,159)	—	—
Dividends paid	(1,568)	(1,576)	(1,565)
Net cash provided by financing activities	4,824	10,269	4,989
Net increase (decrease) in cash and cash equivalents	(9,988)	(7,921)	21,276
Cash and cash equivalents, January 1	40,647	48,568	27,292
Cash and cash equivalents, December 31	$ 30,659	$ 40,647	$ 48,568
Supplemental cash flow information			
Interest paid	$ 7,745	$ 10,424	$ 13,404
Income taxes paid	2,006	960	675
Transfer of loans to other real estate owned	1,173	3,120	2,970
Common stock issued for extinguishment of debt	—	—	2,040

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Lorain National Bank (the "Bank"). The consolidated financial statements also include the accounts of North Coast Community Development Corporation which is a wholly-owned subsidiary of the Bank. All intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications of prior years' amounts have been made to conform to current year presentation. Such reclassifications had no effect on prior year net income or shareholders' equity.

Use of Estimates

LNB Bancorp Inc. prepares its financial statements in conformity with generally accepted accounting principles (GAAP), which requires the Corporation's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of management's estimates and assumptions include the allowance for loan losses, the valuation of goodwill, the realization of deferred tax assets and fair values of financial instruments.

Segment Information

The Corporation's activities are considered to be a single industry segment for financial reporting purposes. LNB Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, investment management and trust services, title insurance, and insurance with operations conducted through its main office and banking centers located throughout Lorain, Erie, Cuyahoga, and Summit counties of Ohio. This market provides the source for substantially all of the Bank's deposit and loan and trust activities. The majority of the Bank's income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

Statement of Cash Flows

For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

Securities

Securities that are bought and held for the sole purpose of being sold in the near term are deemed trading securities with any related unrealized gains and losses reported in earnings. As of December 31, 2012 and December 31, 2011, the Corporation did not hold any trading securities. Securities that the Corporation has a positive intent and ability to hold to maturity are classified as held to maturity. As of December 31, 2012 and December 31, 2011, LNB Bancorp, Inc. did not hold any securities classified as held to maturity. Securities that are not classified as trading or held to maturity are classified as available for sale. Securities classified as available for sale are carried at their fair value with unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity or call, are included in interest income. Gains and losses on sales of securities are determined on the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. When evaluating investment securities consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer's financial condition, the Corporation may consider whether the securities are issued by the federal government or its agencies, or U.S. Government sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. If a security is determined to be other-than-temporarily impaired, but the entity does not intend to sell the security, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income.

Restricted Stock

The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Corporation also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock and is recorded at redemption value which approximates fair value. The Corporation periodically evaluates the restricted stock for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held For Sale

Held for sale loans are carried at the lower of amortized cost or estimated fair value, determined on an aggregate basis for each type of loan. Net unrealized losses are recognized by charges to income. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in the noninterest income section of the consolidated statement of income.

Mortgage banking

The Corporation sells originated mortgage loans into the secondary mortgage loan markets. During the period of loan origination and prior to the sale of the loans in the secondary market, the Corporation has exposure to movements in interest rates associated with mortgage loans that are in the "mortgage pipeline" and the "mortgage warehouse". A pipeline loan is one in which the Corporation has entered into a written mortgage loan commitment with a potential borrower that will be held for resale. Written loan commitments that relate to the origination of mortgage loans that will be held for resale are considered free-standing derivatives and do not qualify for hedge accounting. Written loan commitments generally have a term of up to 60 days before the closing of the loan. The loan commitment does not bind the potential borrower to entering into the loan, nor does it guarantee that the Corporation will approve the potential borrower for the loan. Therefore, when determining fair value, the Corporation makes estimates of expected "fallout" (loan commitments not expected to close), using models, which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling interest rate environments where a borrower abandons an interest rate lock loan commitment when a borrower is not approved as an acceptable credit by the lender or for a variety of other non-economic reasons.

Written loan commitments in which the borrower has locked in an interest rate results in market risk to the Corporation to the extent market interest rates change from the rate quoted to the borrower. The Corporation economically hedges the risk of changing interest rates associated with its interest rate lock commitments by entering into mandatory forward sales contracts.

The Corporation's mortgage loans held for sale are subject to changes in fair value, due to changes in interest rates from the loan's closing date through the date the mortgage loan is sold in the secondary market. The fair value of the mortgage loan declines in value when interest rates increase and conversely declines in value when interest rates decrease. To mitigate the risk of changes in interest rates the Corporation enters into mandatory forward sales contracts on a portion of the mortgage loans held for sale to provide an economic hedge against those changes in fair value. The mandatory forward sales contracts were recorded at fair value with changes in value recorded in current earnings.

Loans

Loans are reported at the principal amount outstanding, net of unearned income and premiums and discounts. Loans acquired through business combinations are valued at fair market value on or near the date of acquisition. The difference between the principal amount outstanding and the fair market valuation is amortized over the aggregate average life of each class of loan. Unearned income includes deferred fees, net of deferred direct incremental loan origination costs. Unearned income is amortized to interest income, over the contractual life of the loan, using the interest method. Direct loan origination fees and costs are deferred and amortized as an adjustment to interest income over the contractual life of the loan, using the interest method.

Loans are generally placed on nonaccrual status when they are 90 days past due for interest or principal or when the full and timely collection of interest or principal becomes uncertain. When a loan has been placed on nonaccrual status, the accrued and unpaid interest receivable is reversed against interest income. Generally, a loan is returned to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement and when the collectability is no longer doubtful.

A loan is impaired when based on current information and events it is probable the Corporation will be unable to collect the scheduled payment of principal and interest when due under the contractual terms of the loan agreement. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual loan basis for commercial loans that are graded substandard or below. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, using either the present value of estimated future cash flows discounted at the loans effective interest rate, the loan's observable market value or at the fair value of collateral if repayment is expected solely from the collateral.

Allowance for Loan Losses

The allowance for loan losses is management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. Management's determination of the allowance, and the resulting provision, is based on judgments and assumptions, including general economic conditions, loan portfolio composition, loan loss experience, management's evaluation of credit risk relating to pools of loans and individual borrowers, sensitivity analysis and expected loss models, value of underlying collateral, and observations of internal loan review staff or banking regulators.

The provision for loan losses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors which, in management's judgment, deserve current recognition.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment on a quarterly basis based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets. Upon the sale or other disposition of assets, the cost and related accumulated depreciation are retired and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Software costs related to externally developed systems are capitalized at cost less accumulated amortization. Amortization is computed on the straight-line method over the estimated useful life.

Fair Value Measurement

The Corporation uses fair value measurements to record certain assets and liabilities at fair value and determine fair value disclosures. Additional information regarding fair value measurement is included in Note 21 (Estimated Fair Value Financial Instruments) in the notes to the consolidated financial statements.

Goodwill and Core Deposit Intangibles

Intangible assets arise from acquisitions and include goodwill and core deposit intangibles. Goodwill is the excess of purchase price over the fair value of identified net assets in acquisitions. Core deposit intangibles represent the value of depositor relationships purchased. Goodwill is evaluated at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation evaluates goodwill impairment annually as of November 30th of each year. Core deposit intangible assets are amortized using the straight-line method over ten years and are subject to annual impairment testing.

To simplify the process of testing goodwill for impairment for both public and nonpublic entities, on September 15, 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount (impairment). If the entity finds after the qualitative assessment that it is more likely than not (impairment indicators) that the fair value of a reporting unit is less than its carrying amount, the entity is then required to perform a full impairment test. Prior to the update, entities were required to test goodwill for impairment on at least an annual basis. The Corporation early adopted the ASU for 2011.

Other Real Estate Owned

Other real estate owned (OREO) is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure, and loans classified as in-substance foreclosure. Other real estate owned is recorded at the lower of the recorded investment in the loan at the time of acquisition or the fair value of the underlying property collateral, less estimated selling costs. Any write-down in the carrying value of a property at the time of acquisition is charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair market value, as well as gains and losses on disposition and revenues and expenses incurred in maintaining such properties, are treated as period costs. Banking premises are transferred at the lower of carrying value or estimated fair value, less estimated selling costs.

Bank Owned Life Insurance

Bank owned life insurance policies are stated at the current cash surrender value of the policy, or the policy death proceeds less any obligation to provide a death benefit to an insured's beneficiaries if that value is less than the cash surrender value. Increases in the asset value are recorded as earnings in other income.

Split-Dollar Life Insurance

The Corporation recognizes a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to certain employees extending to postretirement periods. Based on the present value of expected future cash flows, the liability is recognized based on the substantive agreement with the employee.

Share-Based Compensation

The Corporation's stock based compensation plans are described in detail in Note 18 (Share-Based Compensation). Compensation expense is recognized for stock options and unvested (restricted) stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common shares at the date of grant is used to estimate the fair value of unvested (restricted) stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the unvested period for nonvested (restricted) stock awards. Certain of the Corporation's share-based awards contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period.

Investment and Trust Services Assets and Income

Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the Corporation's financial statements as such items are not assets of the Corporation. Income from the Investment and Trust Services Division is reported on an accrual basis.

Off Balance Sheet Instruments

In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded. Additional information regarding Off Balance Sheet Instruments is included in Note 20 (Commitments and Contingencies) in the notes to the consolidated financial statements.

Income Taxes

The Corporation and its wholly-owned subsidiary file an annual consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when necessary to reduce deferred tax assets to amounts which are deemed more likely than not to be realized.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan, which are also recognized as separate components of shareholders' equity. Unrealized gains on the Corporation's available-for-sale securities (after applicable income tax expense) totaling $3,295 and $4,019 at December 31, 2012 and 2011, respectively, and the minimum pension liability adjustment (after applicable income tax benefit) totaling $2,055 and $1,818 at December 31, 2012 and 2011, respectively, are included in accumulated other comprehensive income.

New Accounting Pronouncements

Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment. On September 15, 2011 the FASB issued an accounting standards update (ASU) to simplify testing of goodwill for impairment. The changes will reduce complexity and costs by allowing an entity (public or nonpublic) to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. Specifically, an entity will have the option of first assessing qualitative factors (events and circumstances) to determine whether it is more likely than not (meaning a likelihood of more than fifty percent) that the fair value of a reporting unit is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment testing performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Corporation early adopted the ASU for the year ended December 31, 2011 and concluded that a full impairment test was not required. Refer to Note 4, *Goodwill and Intangible Assets,* for additional information.

ASC Topic 310: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. On April 5, 2011, the FASB issued a final standard to assist creditors in determining whether a modification of the terms of a receivable meets the definition of a troubled debt restructuring (TDR). The final standard, ASU No. 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring," was issued as a result of stakeholders questioning whether additional guidance or clarification was needed to assist creditors with determining whether a modification is a TDR. The final standard does not change the long-standing guidance that a restructuring of a debt constitutes a TDR "if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider." In other words, the creditor must conclude that both the restructuring constitutes a concession, and the debtor is experiencing financial difficulties. The new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and has been applied retrospectively to restructurings occurring on or after January 1, 2011. Refer to Note 7, *Loans and Allowance for Loan Losses,* for additional information.

ASC Topic 220: Comprehensive Income: Presentation of Comprehensive Income. On June 16, 2011, the FASB issued Accounting Standards Update (ASU) 2011-05. This ASU is intended to increase the prominence of other comprehensive income in financial statements. The new guidance does not change whether items are reported in net income or in other comprehensive income or whether and when items of other comprehensive income are reclassified to net income. ASU 2011-05 eliminates the option in current U.S. generally accepted accounting principles that permits the presentation of other comprehensive income in the statement of changes in equity. The new guidance in the ASU requires that an entity report comprehensive income in either a single continuous statement that presents the components of net income or a separate but consecutive statement. The new guidance is to be applied retrospectively and early adoption is permitted. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Corporation's financial statements.

(2) Earnings (Loss) Per Common Share

Basic earnings (loss) per share are computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of shares outstanding plus the effects of dilutive stock options and warrants outstanding during the year. Basic and diluted earnings per share are calculated as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands except per share amounts)		
Weighted average shares outstanding used in Basic Earnings per Common Share	**7,939,433**	7,880,249	7,511,173
Dilutive effect of stock options	**4,485**	—	—
Weighted average shares outstanding used in Diluted Earnings Per Common Share	**7,943,918**	7,880,249	7,511,173
Net Income	**$ 6,107**	$ 5,003	$ 5,365
Preferred stock dividend and accretion	**1,266**	1,276	1,276
Income Available to Common Shareholders	**$ 4,841**	$ 3,727	$ 4,089
Basic Earnings Per Common Share	**$ 0.61**	$ 0.47	$ 0.55
Diluted Earnings Per Common Share	**$ 0.61**	$ 0.47	$ 0.55

Options to purchase 232,000 common shares were considered in computing diluted earnings per common share for the period ended December 31, 2012. Stock options of 4,485 common shares were considered dilutive and the remaining stock options were antidilutive for the period ended December 31, 2012.

All outstanding stock options and common stock warrants were antidilutive for the years ended December 31, 2011 and December 31, 2010.

(3) Cash and Due from Banks

Federal Reserve Board regulations require the Bank to maintain reserve balances on deposits with the Federal Reserve Bank of Cleveland. The required ending reserve balance was $228 on December 31, 2012 and $690 on December 31, 2011.

(4) Goodwill and Intangible Assets

The Corporation has goodwill of $21,582 primarily from an acquisition completed in 2007. The Corporation assesses goodwill for impairment annually and more frequently in certain circumstances. In September 2011, FASB issued an update on the testing of goodwill for impairment under ASC Topic 350, Intangibles – Goodwill and Other. ASC 350 requires a corporation to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount. The overall objective of the update is to simplify how entities, both public and private, test goodwill for impairment. Simplification has resulted in an entity having the option to first assess qualitative factors to determine whether the existence or circumstances lead to a determination that it is more likely than not (that is, a likelihood of more than fifty percent) that the fair value of a reporting unit is less than its carrying amount. For 2012 the Corporation determined the Bank was one reporting unit and assessed the following qualitative factors to determine if there is likelihood that goodwill is impaired: (a) industry and market considerations such as a deterioration in the environment in which the Corporation operates; (b) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods; (c) events affecting a reporting unit such as a change in the composition or carrying amount of the Corporation's assets unit; (d) share price — considered in both absolute terms and relative to peers; (e) non-performing loans and allowance for loans losses; and (f) bank capital analysis. Based upon this assessment the Corporation determined that there is no likelihood of goodwill impairment therefore no impairment charge was recognized as of December 31, 2012 and December 31, 2011.

The Corporation cannot predict the occurrences of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base or a material negative change in the relationship with significant customers.

Core deposit intangibles are amortized over their estimated useful life of 10 years. A summary of core deposit intangible assets follows:

	At December 31, 2012	At December 31, 2011
	(Dollars in thousands)	
Core deposit intangibles	$ 1,367	$ 1,367
Less: accumulated amortization	773	636
Carrying value of core deposit intangibles	$ 594	$ 731

Amortization expense for intangible assets was $137 for the years ended December 31, 2012, 2011 and 2010. The following table shows the estimated future amortization expense for amortizable intangible assets based on existing asset balances and the interest rate environment as of December 31, 2012. The Corporation's actual amortization expense in any given period may be significantly different from the estimated amounts depending upon the addition of new intangible assets, changes in underlying deposits and market conditions.

Core Deposits Intangibles

	(Dollars in thousands)
2013	$ 137
2014	137
2015	137
2016	137
2017	46

(5) Securities

The amortized cost, gross unrealized gains and losses and fair values of securities at December 31, 2012 and 2011 follows:

	At December 31, 2012			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$ 36,868	$ 102	$ —	$ 36,970
Mortgage backed securities	109,440	2,589	(328)	111,701
Collateralized mortgage obligations	22,483	398	—	22,881
State and political subdivisions	29,980	2,241	(10)	32,211
Total Securities	$ 198,771	$ 5,330	$ (338)	$ 203,763

	At December 31, 2011			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$ 56,762	$ 120	$ (1)	$ 56,881
Mortgage backed securities	103,624	3,705	(292)	107,037
Collateralized mortgage obligations	29,537	700	—	30,237
State and political subdivisions	30,000	1,901	(44)	31,857
Total Securities	$ 219,923	$ 6,426	$ (337)	$ 226,012

U.S. Government agencies and corporations include callable and bullet agency issues and agency-backed mortgage backed securities. The maturity of mortgage backed securities is shown based on contractual maturity of the security although repayments occur each year.

The amortized cost and fair value of available for sale debt securities by contractual maturity date at December 31, 2012 is provided in the following table. Mortgage backed securities are not due at a single maturity date and are therefore shown separately.

	At December 31, 2012	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Securities available for sale:		
Due in one year or less	$ 23,719	$ 23,772
Due from one year to five years	25,167	25,881
Due from five years to ten years	11,349	12,425
Due after ten years	6,613	7,103
Mortgage backed securities and collateralized mortgage obligations	131,923	134,582
	$ 198,771	$ 203,763

The following table shows the proceeds from sales of available-for-sale securities for each of the three years ended December 31. The gross realized gains and losses on those sales that have been included in earnings. Gains or losses on the sales of available-for-sale securities are recognized upon sale and are determined using the specific identification method.

	December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Gross realized gains	$ 189	$ 832	$ 393
Gross realized losses	—	—	—
Net Securities Gains	$ 189	$ 832	$ 393
Proceeds from the sale of available for sale securities	$ 25,462	$ 36,427	$ 15,499

The carrying value of securities pledged to secure trust deposits, public deposits, line of credit, and for other purposes required by law amounted to $150,197 and $137,388 at December 31, 2012 and 2011, respectively.

The following is a summary of securities that had unrealized losses at December 31, 2012 and 2011. The information is presented for securities that have been in an unrealized loss position for less than 12 months and for more than 12 months. At December 31, 2012, the Corporation held 12 securities with unrealized losses totaling $338. At December 31, 2011 there were 10 securities with unrealized losses totaling $337. There are temporary reasons why securities may be valued at less than amortized cost. Temporary reasons are that the current levels of interest rates as compared to the coupons on the securities held by the Corporation are higher and impairment is not due to credit deterioration. The Corporation has the intent and the ability to hold these securities until their value recovers, which may be until maturity.

	At December 31, 2012					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Mortgage backed securities	$ 44,491	$ (328)	$ —	$ —	$ 44,491	(328)
State and political subdivisions	1,062	(10)	—	—	1,062	(10)
Total	$ 45,553	$ (338)	$ —	$ —	$ 45,553	$ (338)

	At December 31, 2011					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	$ 9,999	$ (1)	$ —	$ —	$ 9,999	$ (1)
Mortgage backed securities	25,606	(292)	—	—	25,606	(292)
State and political subdivisions	3,669	(44)	—	—	3,669	(44)
Total	$ 39,274	$ (337)	$ —	$ —	$ 39,274	$ (337)

(6) Transactions with Related Parties

The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made on substantially the same terms and conditions as transactions with non-related parties. A comparison of loans outstanding to related parties follows:

	At December 31,	
	2012	2011
	(Dollars in thousands)	
Amount at beginning of year	$ 17,214	$ 18,363
New loans	1,741	1,768
Repayments	(2,700)	(2,917)
Changes in directors and officers and /or affiliations, net	—	—
Amount at end of year	$ 16,255	$ 17,214

The Corporation, through its subsidiary Bank, maintains deposit accounts for officers, directors and their affiliates. These deposits are made on substantially the same terms and conditions as transactions with non-related parties. The balances of deposit accounts for related parties were $6,975 and $7,476, respectively at December 31, 2012 and 2011.

(7) Loans and Allowance for Loan Losses

The allowance for loan losses is maintained by the Corporation at a level considered by Management to be adequate to cover probable credit losses inherent in the loan portfolio. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of Management, to maintain the allowance for loan losses at an adequate level. While management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur. Loan losses are charged off against the allowance when management believes that the full collectability of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

The allowance is comprised of a general allowance and a specific allowance for identified problem loans. The general allowance is determined by applying estimated loss factors to the credit exposures from outstanding loans. For residential real estate, installment and other loans, loss factors are applied on a portfolio basis. Loss factors are based on the Corporation's historical loss experience and are reviewed for appropriateness on a quarterly basis, along with other factors affecting the collectability of the loan portfolio. These other factors include but are not limited to; changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices; changes in national and local economic and business conditions, including the condition of various market segments; changes in the nature and volume of the portfolio; changes in the experience, ability, and depth of lending management and staff; changes in the volume and severity of past due and classified loans, the volume of nonaccrual loans, troubled debt restructurings and other loan modifications; the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and the effect of external factors, such as legal and regulatory requirements, on the level of estimated credit losses in the Corporation's current portfolio. Specific allowances are established for all impaired loans when management has determined that, due to identified significant conditions, it is probable that a loss will be incurred.

Activity in the allowance for loan losses by segment for 2012, 2011 and 2010 is summarized as follows:

Year Ended December 31, 2012							
	Commercial Real Estate	Commercial	Residential Real Estate	Home Equity Loans	Indirect	Consumer	Total
	(Dollars in thousands)						
Allowance for loan losses:							
Balance, beginning of year	$ 10,714	$ 1,409	$ 1,331	$ 2,289	$ 891	$ 429	$ 17,063
Losses charged off	(3,199)	(213)	(1,430)	(1,372)	(963)	(401)	(7,578)
Recoveries	388	45	96	35	288	58	910
Provision charged to expense	3,483	(406)	1,562	1,405	1,014	184	7,242
Balance, end of year	$ 11,386	$ 835	$ 1,559	$ 2,357	$ 1,230	$ 270	$ 17,637
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 1,449	$ 209	$ 15	$ —	$ —	$ —	$ 1,673
Collectively evaluated for impairment	9,937	626	1,544	2,357	1,230	270	15,964
Total ending allowance balance	$ 11,386	$ 835	$ 1,559	$ 2,357	$ 1,230	$ 270	$ 17,637
Loans:							
Individually evaluated for impairment	$ 23,321	$ 597	$ 1,790	$ 398	$ —	$ 61	$ 26,167
Collectively evaluated for impairment	390,684	68,108	63,193	122,432	199,924	12,040	856,381
Total ending loans balance	$ 414,005	$ 68,705	$ 64,983	$ 122,830	$ 199,924	$ 12,101	$ 882,548

Year Ended December 31, 2011

	Commercial Real Estate	Commercial	Residential Real Estate	Home Equity Loans	Indirect	Consumer	Total
	(Dollars in thousands)						
Allowance for loan losses:							
Balance, beginning of year	$ 11,127	$ 1,317	$ 805	$ 1,512	$ 904	$ 471	$ 16,136
Losses charged off	(5,195)	(262)	(1,664)	(1,895)	(695)	(398)	(10,109)
Recoveries	280	42	22	62	209	68	683
Provision charged to expense	4,502	312	2,168	2,610	473	288	10,353
Balance, end of year	$ 10,714	$ 1,409	$ 1,331	$ 2,289	$ 891	$ 429	$ 17,063
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 3,747	$ 148	$ 37	$ —	$ —	$ —	$ 3,932
Collectively evaluated for impairment	6,967	1,261	1,294	2,289	891	429	13,131
Total ending allowance balance	$ 10,714	$ 1,409	$ 1,331	$ 2,289	$ 891	$ 429	$ 17,063
Loans:							
Individually evaluated for impairment	$ 31,746	$ 705	$ 1,141	$ —	$ —	$ —	$ 33,592
Collectively evaluated for impairment	350,106	75,865	63,383	126,958	180,089	13,095	809,496
Total ending loans balance	$ 381,852	$ 76,570	$ 64,524	$ 126,958	$ 180,089	$ 13,095	$ 843,088

Year Ended December 31, 2010

	Commercial Real Estate	Commercial	Residential Real Estate	Home Equity Loans	Indirect	Consumer	Total
	(Dollars in thousands)						
Allowance for loan losses:							
Balance, beginning of year	$ 14,390	$ 862	$ 528	$ 1,591	$ 799	$ 622	$ 18,792
Losses charged off	(8,508)	(1,507)	(1,491)	(1,091)	(455)	(573)	(13,625)
Recoveries	87	157	30	39	293	138	744
Provision charged to expense	5,158	1,805	1,738	973	267	284	10,225
Balance, end of year	$ 11,127	$ 1,317	$ 805	$ 1,512	$ 904	$ 471	$ 16,136
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 6,865	$ 206	$ 46	$ —	$ —	$ —	$ 7,117
Collectively evaluated for impairment	4,262	1,111	759	1,512	904	471	9,019
Total ending allowance balance	$ 11,127	$ 1,317	$ 805	$ 1,512	$ 904	$ 471	$ 16,136
Loans:							
Individually evaluated for impairment	$ 38,853	$ 1,333	$ 4,482	$ —	$ —	$ —	$ 44,668
Collectively evaluated for impairment	336,950	64,329	70,203	132,536	150,031	13,862	767,911
Total ending loans balance	$ 375,803	$ 65,662	$ 74,685	$ 132,536	$ 150,031	$ 13,862	$ 812,579

Delinquencies

Management monitors delinquency and potential problem loans. Bank-wide delinquency at December 31, 2012 was 2.89% of total loans. Total 30-59 day delinquency and 60-89 day delinquency was 0.61% and 0.32% of total loans at December 31, 2012, respectively. Bank-wide delinquency at December 31, 2011 was 3.71% of total loans. Total 30-59 day delinquency and 60-89 day delinquency was 0.43% and 0.30% of total loans at December 31, 2011, respectively. Information regarding delinquent loans as of December 31, 2012 and December 31, 2011 is as follows:

Age Analysis of Past Due Loans as of December 31, 2012

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial real estate	$ 3,681	$ 1,004	$ 12,398	$ 17,083	$ 396,922	$ 414,005	$ —
Commercial	—	—	376	376	68,329	68,705	—
Residential real estate	394	1,094	2,827	4,315	60,668	64,983	184
Home equity loans	630	494	1,510	2,634	120,196	122,830	—
Indirect	645	227	69	941	198,983	199,924	
Consumer	26	40	123	189	11,912	12,101	—
Total	$ 5,376	$ 2,859	$ 17,303	$ 25,538	$ 857,010	$ 882,548	$ 184

Age Analysis of Past Due Loans as of December 31, 2011

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial real estate	$ 290	$ 804	$ 19,023	$ 20,117	$ 361,735	$ 381,852	$ —
Commercial	54	249	805	1,108	75,462	76,570	—
Residential real estate	545	1,172	3,554	5,271	59,253	64,524	—
Home equity loans	1,942	181	1,666	3,789	123,169	126,958	—
Indirect	664	71	124	859	179,230	180,089	
Consumer	131	12	28	171	12,924	13,095	—
Total	$ 3,626	$ 2,489	$ 25,200	$ 31,315	$ 811,773	$ 843,088	$ —

Impaired Loans

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Residential mortgage, installment and other consumer loans are evaluated collectively for impairment. Individual commercial loans are evaluated for impairment. Impaired loans are written down by the establishment of a specific allowance where necessary. Interest income recognized on impaired loans while the loan was considered impaired was immaterial for all periods.

Impaired loans for the Period Ended December 31, 2012 , 2011 and 2010 are as follows:

	Twelve Months Ended December 31, 2012			
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance
	(Dollars in thousands)			
With no related allowance recorded:				
Commercial real estate	$ 15,378	$ 20,086	$ —	$ 9,945
Commercial	138	138	—	207
Residential real estate	1,610	1,686	—	1,187
Home equity loans	398	398	—	100
Indirect	—	—	—	—
Consumer	61	61	—	15
With allowance recorded:				
Commercial real estate	7,942	9,876	1,449	16,571
Commercial	459	459	209	251
Residential real estate	181	1,452	15	106
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
Total	$ 26,167	$ 34,156	$ 1,673	$ 28,382

	Twelve Months Ended December 31, 2011			
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance
	(Dollars in thousands)			
With no related allowance recorded:				
Commercial real estate	$ 12,585	$ 20,138	$ —	$ 14,805
Commercial	386	386	—	419
Residential real estate	1,069	1,897	—	1,470
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
With allowance recorded:				
Commercial real estate	19,161	19,823	3,747	18,130
Commercial	319	794	148	570
Residential real estate	72	72	37	72
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
Total	$ 33,592	$ 43,110	$ 3,932	$ 35,466

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Twelve Months Ended December 31, 2010 Average Recorded Balance
	(Dollars in thousands)			
With no related allowance recorded:				
Commercial real estate	$ 6,393	$ 10,367	$ —	$ 8,643
Commercial	549	549	—	600
Residential real estate	3,102	3,432	—	3,211
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
With allowance recorded:				
Commercial real estate	32,460	35,483	6,865	29,946
Commercial	784	1,432	206	1,143
Residential real estate	1,380	1,416	46	1,420
Home equity loans	—	—	—	—
Indirect	—	—	—	—
Consumer	—	—	—	—
Total	$ 44,668	$ 52,679	$ 7,117	$ 44,963

*impaired loans shown in the table above included loans that were classified as troubled debt restructurings ("TDRs'). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

Troubled Debt Restructuring

A restructuring of debt constitutes a troubled debt restructuring ("TDR") if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. That concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court. The Corporation adheres to *ASC 310-40, Troubled Debt Restructurings by Creditors,* to determine whether a troubled debt restructuring applies in a particular instance. Prior to loans being modified and classified as a TDR, specific reserves are generally assessed, as most these loans have been specifically allocated for as part of the Corporation's normal loan loss provisioning methodology. The Corporation has allocated reserves of $392 for the TDR loans at December 31, 2012.

The following table summarizes the loans that were modified as a TDR during the period ended December 31, 2012 and 2011.

At December 31, 2012

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	7	$5,595	$5,114
Residential real estate	11	$1,167	$1,167
Home equity loans	8	$398	$398
Consumer Loans	1	$61	$61

At December 31, 2011

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	4	$2,259	$2,259
Commercial and industrial	1	$840	$840

There were no loans modified in a TDR during 2012 that subsequently defaulted (i.e., 90 days or more past due following a modification).

A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan, however, forgiveness of principal is rarely granted. Commercial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor may be requested. Commercial mortgage and construction loans modified in a TDR often involve reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period. Land loans are also included in the class of commercial real estate loans. Land loans are typically structured as interest-only monthly payments with a balloon payment due at maturity. Land loans modified in a TDR typically involve extending the balloon payment by one to three years and changing the monthly payments from interest-only to principal and interest, while leaving the interest rate unchanged.

Loans modified in a TDR are typically already on nonaccrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. As a result, loans modified in a TDR for the Corporation may have the financial effect of increasing the specific allowance associated with the loan. The allowance for impaired loans that have been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent or on the present value of expected future cash flows discounted at the loan's effective interest rate. Management exercises significant judgment in developing these estimates.

The regulatory guidance requires loans to be accounted for as collateral-dependent loans when borrowers have filed Chapter 7 bankruptcy, the debt has been discharged and the borrower has not reaffirmed the debt, regardless of the delinquency status of the loan. The filing of bankruptcy by the borrower is evidence of financial difficulty and the discharge of the obligation by the bankruptcy court is deemed to be a concession granted to the borrower.

The Corporation had approximately $390 of additional commitments to lend additional funds to the related debtors whose terms have been modified in a TDR.

Nonaccrual Loans

Nonaccrual loan balances at December 31, 2012 and December 31, 2011 are as follows:

Loans On Non-Accrual Status	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Commercial real estate	**$ 16,349**	$ 21,512
Commercial	**472**	1,072
Residential real estate	**5,622**	6,551
Home equity loans	**4,293**	4,365
Indirect	**711**	711
Consumer	**349**	260
Total Nonaccrual Loans	**$ 27,796**	$ 34,471

Credit Risk Grading

Sound credit systems, practices and procedures such as credit risk grading systems; effective credit review and examination processes; effective loan monitoring, problem identification, and resolution processes; and a conservative loss recognition process and charge-off policy are integral to management's proper assessment of the adequacy of the allowance. Many factors are considered when grades are assigned to individual loans such as current and historic delinquency, financial statements of the borrower, current net realizable value of collateral and the general economic environment and specific economic trends affecting the portfolio. Commercial, commercial real estate and residential construction loans are assigned internal credit risk grades. The loan's internal credit risk grade is reviewed on at least an annual basis and more frequently if needed based on specific borrower circumstances. Credit quality indicators used in management's periodic analysis of the adequacy of the allowance include the Corporation's internal credit risk grades which are described below and are included in the table below for December 31, 2012 and December 31, 2011:

- Grades 1 -5: defined as "Pass" credits — loans which are protected by the borrower's current net worth and paying capacity or by the value of the underlying collateral. Pass credits are current or have not displayed a significant past due history.
- Grade 6: defined as "Special Mention" credits — loans where a potential weakness or risk exists, which could cause a more serious problem if not monitored. Loans listed for special mention generally demonstrate a history of repeated delinquencies, which may indicate a deterioration of the repayment abilities of the borrower.
- Grade 7: defined as "Substandard" credits — loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected.
- Grade 8: defined as "Doubtful" credits — loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable.
- Grade 9: defined as "Loss" credits — loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

For the residential real estate segment, the Corporation monitors credit quality using a combination of the delinquency status of the loan and/or the Corporation's internal credit risk grades as indicated above.

The following table presents the recorded investment of commercial real estate, commercial and residential real estate loans by internal credit risk grade and the recorded investment of residential real estate, home equity, indirect and consumer loans based on delinquency status as of December 31, 2012 and December 31, 2011:

Commercial Credit Exposure	Commercial Real Estate	Commercial	Residential Real Estate*	Home Equity Loans	Indirect	Consumer	Total
	December 31, 2012 (Dollars in thousands)						
Loans graded by internal credit risk grade:							
Grade 1 — Minimal	$ —	$ 114	$ —	$ —	$ —	$ —	$ 114
Grade 2 — Modest	—	—	—	—	—	—	—
Grade 3 — Better than average	1,100	6	—	—	—	—	1,106
Grade 4 — Average	30,604	4,547	626	—	—	—	35,777
Grade 5 — Acceptable	342,067	60,023	5,584	—	—	—	407,674
Total Pass Credits	373,771	64,690	6,210	—	—	—	444,671
Grade 6 — Special mention	12,201	3,394	42	—	—	—	15,637
Grade 7 — Substandard	27,268	621	1,468	—	—	—	29,357
Grade 8 — Doubtful	765	—	—	—	—	—	765
Grade 9 — Loss	—	—	—	—	—	—	—
Total loans internally credit risk graded	414,005	68,705	7,720	—	—	—	490,430
Loans not monitored by internal risk grade:							
Current loans not internally risk graded	—	—	54,416	120,196	198,983	11,912	385,507
30-59 days past due loans not internally risk graded	—	—	394	630	645	26	1,695
60-89 days past due loans not internally risk graded	—	—	1,094	494	227	40	1,855
90+ days past due loans not internally risk graded	—	—	1,359	1,510	69	123	3,061
Total loans not internally credit risk graded	—	—	57,263	122,830	199,924	12,101	392,118
Total loans internally and not internally credit risk graded	$ 414,005	$ 68,705	$ 64,983	$ 122,830	$ 199,924	$ 12,101	$ 882,548

* Residential loans with an internal commercial credit risk grade include loans that are secured by non owner occupied 1-4 family residential properties and conventional 1-4 family residential properties

Commercial Credit Exposure	Commercial Real Estate	Commercial	Residential Real Estate*	Home Equity Loans	Indirect	Consumer	Total
	December 31, 2011						
	(Dollars in thousands)						
Loans graded by internal credit risk grade:							
Grade 1 — Minimal	$ —	$ 3,157	$ —	$ —	$ —	$ —	$ 3,157
Grade 2 — Modest	—	—	—	—	—	—	—
Grade 3 — Better than average	1,602	19	—	—	—	—	1,621
Grade 4 — Average	44,527	5,322	237	—	—	—	50,086
Grade 5 — Acceptable	278,458	63,880	4,835	—	—	—	347,173
Total Pass Credits	324,587	72,378	5,072	—	—	—	402,037
Grade 6 — Special mention	16,390	2,947	157	—	—	—	19,494
Grade 7 — Substandard	40,875	1,245	1,830	—	—	—	43,950
Grade 8 — Doubtful	—	—	—	—	—	—	—
Grade 9 — Loss	—	—	—	—	—	—	—
Total loans internally credit risk graded	381,852	76,570	7,059	—	—	—	465,481
Loans not monitored by internal risk grade:							
Current loans not internally risk graded	—	—	53,276	123,169	179,230	12,924	368,599
30-59 days past due loans not internally risk graded	—	—	545	1,942	664	131	3,282
60-89 days past due loans not internally risk graded	—	—	1,172	181	71	12	1,436
90+ days past due loans not internally risk graded	—	—	2,472	1,666	124	28	4,290
Total loans not internally credit risk graded	—	—	57,465	126,958	180,089	13,095	377,607
Total loans internally and not internally credit risk graded	$ 381,852	$ 76,570	$ 64,524	$ 126,958	$ 180,089	$ 13,095	$ 843,088

* Residential loans with an internal commercial credit risk grade include loans that are secured by non owner occupied 1-4 family residential properties and conventional 1-4 family residential properties.

The Corporation adheres to underwriting standards consistent with its Loan Policy for indirect and consumer loans. Final approval of a consumer credit depends on the repayment ability of the borrower. Repayment ability generally requires the determination of the borrower's capacity to meet current and proposed debt service requirements. A borrower's repayment ability is monitored based on delinquency, generally for time periods of 30 to 59 days past due, 60 to 89 days past due and greater than 90 days past due. This information is provided in the above past due loans table.

(8) Bank Premises, Equipment and Leases

Bank premises and equipment are summarized as follows:

	At December 31	
	2012	2011
	(Dollars in thousands)	
Land	$ **2,452**	$ 2,452
Buildings	**11,373**	11,406
Equipment	**14,706**	14,514
Purchased software	**4,722**	4,295
Leasehold improvements	**1,088**	1,088
Total cost	$ **34,341**	$ 33,755
Less: accumulated depreciation and amortization	**25,620**	24,787
Net bank premises and equipment	$ **8,721**	$ 8,968

Depreciation of Bank premises and equipment charged to noninterest expense amounted to $887 in 2012, $1,032 in 2011 and $1,121 in 2010. Amortization of purchased software charged to noninterest expense amounted to $260 in 2012, $196 in 2011 and $236 in 2010.

The Bank is obligated under various non-cancelable operating leases on certain Bank premises and equipment. Minimum future payments under non-cancelable operating leases at December 31, 2012 are as follows:

	Amount
	(Dollars in thousands)
2013	$ 1,119
2014	714
2015	677
2016	513
2017	259
2018 and thereafter	777
Total	$ 4,059

Rentals paid under leases on Corporation premises and equipment amounted to $1,040 in 2012, $977 in 2011 and $1,118 in 2010.

(9) Deposits

Deposit balances are summarized as follows:

	At December 31,	
	2012	2011
	(Dollars in thousands)	
Demand and other noninterest-bearing	$ **139,894**	$ 126,713
Interest checking	**155,248**	151,894
Savings	**119,247**	102,440
Money market accounts	**102,792**	105,643
Consumer time deposits	**386,549**	424,870
Public time deposits	**95,862**	79,520
Total deposits	$ **999,592**	$ 991,080

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to $253,464 and $241,217 at December 31, 2012 and 2011, respectively.

The maturity distribution of certificates of deposit as of December 31, 2012 follows:

	December 31, 2012
	(Dollars in thousands)
2013	**$ 299,286**
2014	**123,424**
2015	**29,096**
2016	**21,505**
2017	**9,100**
Total	**$ 482,411**

(10) Short-Term Borrowings

The Bank has a line of credit for advances and discounts with the Federal Reserve Bank of Cleveland. The amount of this line of credit varies on a monthly basis. The line is equal to 50% of the balances of qualified home equity lines of credit that are pledged as collateral. At December 31, 2012, the Bank had pledged approximately $86,070 in qualifying home equity lines of credit, resulting in an available line of credit of approximately $43,035. No amounts were outstanding under the line of credit at December 31, 2012 or December 31, 2011. The Corporation also has a $6,000 line of credit with an unaffiliated financial institution. No amounts were outstanding under this line of credit at December 31, 2012 and December 31, 2011.

Short-term borrowings include securities sold under repurchase agreements and Federal funds purchased from correspondent banks. At December 31, 2012 and 2011, the outstanding balance of securities sold under repurchase agreements totaled $1,115 and $227, respectively. No Federal funds were purchased as of December 31, 2012 and 2011.

(11) Federal Home Loan Bank Advances

Federal Home Loan Bank advances amounted to $47,515 and $42,497 at December 31, 2012 and December 31, 2011 respectively. All advances were bullet maturities with no call features. At December 31, 2012, collateral pledged for FHLB advances consisted of qualified multi-family and residential real estate mortgage loans and investment securities of $71,258 and $24,283, respectively. The maximum borrowing capacity of the Bank at December 31, 2012 was $68,251. The Bank maintains a $40,000 cash management line of credit (CMA) with the FHLB. No amounts were outstanding for the CMA line of credit at December 31, 2012 and December 31, 2011.

Maturities of FHLB advances outstanding at December 31, 2012 and 2011 are as follows:

	December 31, 2012
	(Dollars in thousands)
Maturities January 2014 with fixed rate 3.55%	**$ 15**
Maturity January 2015 with fixed rate 0.80%	**20,000**
Maturity December 2016 with fixed rate 0.79%	**10,000**
Maturities June 2017 through December 2017, with fixed rates ranging from 0.89% to 0.99%	**15,000**
Maturity June 2018 fixed rate 1.24%	**2,500**
Restructuring prepayment penalty	**(1,007)**
Total FHLB advances	**$ 46,508**

	December 31, 2011
	(Dollars in thousands)
Maturity January 2012, fixed rate 2.37%	$ 15,000
Maturities January 2014 through August 2014, with fixed rates ranging from 2.06% to 3.55%	15,027
Maturities January 2015 fixed rate 2.00% and July 2015, fixed rate 4.76%	12,470
Total FHLB advances	$ 42,497

In 2012, the Corporation prepaid $27,500 of fixed rate FHLB advances with a contractual average interest rate of 2.47% and a remaining maturity of 12 to 31 months. The prepaid FHLB advances were replaced with $27,500 of fixed rate FHLB advances with a contractual average interest rate of 0.88% and terms of 49 to 67 months. In accordance with the restructure, the Corporation was required to pay a prepayment penalty of $1,017 to the FHLB. The present value of the cash flows under the terms of the new FHLB advances (including the prepayment penalties) were not more than 10% different from the present value of the cash flows under the terms of the prepaid FHLB advances and therefore the new advances were not considered to be substantially different from the original advances in accordance with ASC 470-50, Debt – Modifications and Exchanges. As a result, the prepayment penalties have been treated as a discount on the new debt and are being amortized over the life of the new advances as an adjustment to rate. The prepayment penalty effectively increases the interest rate on the new advances over the lives of the new advances at the time of the transaction. The benefit of prepaying these advances was an immediate decrease in interest expense and a decrease in interest rate sensitivity as the maturity of each of the refinanced FHLB advances was extended at a lower rate.

At December 31, 2012, the advances were structured to contractually pay down as follows:

		Balance	Weighted Average Rate
2013	$	—	—%
2014		15	3.55
2015		20,000	0.80
2016		10,000	0.79
2017		15,000	0.96
Thereafter		2,500	1.24
Total	$	47,515	0.87%
Restructuring prepayment penalty		(1,007)	
Total	$	46,508	

(12) Trust Preferred Securities

In May 2007, LNB Trust I ("Trust I") and LNB Trust II ("Trust II") each sold $10.0 million of preferred securities to outside investors and invested the proceeds in junior subordinated debentures issued by the Corporation. The Corporation's obligations under the transaction documents, taken together, have the effect of providing a full guarantee by the Corporation, on a subordinated basis, of the payment obligation of the Trusts.

The subordinated notes mature in 2037. Trust I bears a floating interest rate (current three-month LIBOR plus 148 basis points). Trust II bears a fixed rate of 6.64% through June 15, 2017, and then becomes a floating interest rate (current three-month LIBOR plus 148 basis points). Interest on the notes is payable quarterly. The interest rates in effect as of the last determination date in 2012 were 1.79% and 6.64% for Trust I and Trust II, respectively. At December 31, 2012 and December 31, 2011, accrued interest payable for Trust I was $5 and $7 and for Trust II was $21 and $24, respectively.

The subordinated notes are redeemable in whole or in part, without penalty, at the Corporation's option on or after June 15, 2012 and mature on June 15, 2037. The notes are junior in right of payment to the prior payment in full of all senior indebtedness of the Corporation, whether outstanding at the date of the indenture governing the notes or thereafter incurred.

In August 2010, the Corporation entered into an agreement with certain holders of its non-pooled trust preferred securities and those holders exchanged $2,125 in principal amount of the securities issued by Trust I and $2,125 in principal amount of the securities issued by Trust II for 462,234 newly issued shares of the Corporation's common stock at a volume-weighted average price of $4.41 per share. The Corporation recorded a gain of $2,210 in connection with the exchange, which is included in the consolidated statements of income as "Gain on extinguishment of debt". At December 31, 2012 the balance of the subordinated notes payable to Trust I and Trust II was $8,119 each.

(13) Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Income Taxes:			
Federal current expense	**$ 1,562**	$ 1,199	$ 757
Federal deferred expense (benefit)	**372**	(43)	469
Total Income Tax expense	**$ 1,934**	$ 1,156	$ 1,226

The following presents a reconciliation of income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 34% to income (loss) before taxes in 2012, 2011 and 2010.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Computed "expected" tax expense	**$ 2,734**	$ 2,094	$ 2,241
Increase (reduction) in income taxes resulting from:			
Tax exempt interest on obligations of state and political subdivisions	**(451)**	(404)	(371)
Tax exempt interest on bank owned life insurance	**(210)**	(203)	(199)
New markets tax credit	**(208)**	(270)	(536)
Other, net	**69**	(61)	91
Total Income Taxes Expense	**$ 1,934**	$ 1,156	$ 1,226

Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to uncertain income tax positions. During 2012 and 2011 there were no material uncertain income tax positions. At December 31, 2012 and December 31, 2011, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. During 2012, 2011 and 2010 there were no material uncertain income tax positions.

Net deferred Federal tax assets are included in other assets on the consolidated Balance Sheets. Management believes that it is more likely than not that the deferred Federal tax assets will be realized. At December 31, 2012 and 2011 there was no valuation allowance required. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

	At December 31	
	2012	2011
	(Dollars in thousands)	
Deferred Federal tax assets:		
Allowance for loan losses	$ 5,996	$ 5,802
Deferred compensation	420	253
Minimum pension liability	1,059	937
Equity based compensation	228	187
Accrued loan fees and costs	314	413
New Market Tax Credit and AMT Credit Carryforward	335	944
Non-accrual loan interest	1,126	793
Mark-to-market adjustments	75	—
Other deferred tax assets	179	120
Total deferred Federal tax assets	$ 9,732	$ 9,449
Deferred Federal tax liabilities:		
Net unrealized gain on securities available for sale	(1,698)	(2,070)
FHLB stock dividends	(255)	(255)
Intangible asset amortization	(1,118)	(1,077)
Accretion	(238)	(226)
Deferred charges	(182)	(212)
FHLB restructure	(342)	—
Prepaid pension	(969)	(974)
Other deferred tax liabilities	(274)	(351)
Total deferred Federal tax liabilities	(5,076)	(5,165)
Net deferred Federal tax assets	$ 4,656	$ 4,284

The Corporation's income tax returns are subject to review and examination by federal and state taxing authorities. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2010. Tax years 2010 and later remain open to examination by the federal taxing authority.

(14) Shareholders' Equity

Preferred Stock

The Corporation is authorized to issue up to 1,000,000 shares of Voting Preferred Stock, no par value. The Board of Directors of the Corporation is authorized to provide for the issuance of one or more series of Voting Preferred Stock and establish the dividend rate, dividend dates, whether dividends are cumulative, liquidation prices, redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of any series of Voting Preferred Stock. The Voting Preferred Stock may rank prior to the common stock in dividends, liquidation preferences, or both. The Corporation has authorized 150,000 Series A Voting Preferred Shares, none of which have been issued. As of December 31, 2012 and 2011, 18,880 and 25,223 shares of the Corporation's Series B Preferred Stock were issued and outstanding.

On December 12, 2008, the Corporation issued 25,223 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation preference ("Series B Preferred Stock") to the U.S. Treasury in the TARP Capital Purchase Program for a purchase price of approximately $25,223. Holders of the shares of Series B Preferred Stock are entitled to receive if, as and when declared by our Board of Directors or duly authorized committee of the Board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period. From and after February 15, 2014, holders of Series B Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum if 9% per share on a liquidation preference of $1,000 per Series B Preferred Stock. In connection with that issuance, the Corporation also issued a warrant to the U.S. Treasury to purchase 561,343 common shares of the Corporation at an exercise price of $6.74 per share (the "Warrant").

Dividends are payable quarterly in arrears on each February 15th, May 15th, August 15th and November 15th on shares of Series B Preferred Stock. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If the Corporation determines not to pay any dividend or a full dividend with respect to the Series B Preferred Stock, the Corporation is required to provide written notice to the holders of shares of Series B Preferred Stock prior to the applicable dividend payment date.

The remaining 18,880 shares of Preferred Stock pay cumulative quarterly cash dividends at a rate of 5% per year on the $1,000 liquidation preference through February 15, 2014 and at a rate of 9% per year thereafter. The Corporation accrues dividends based on the rates, liquidation preference and time since last quarterly dividend payment. The Corporation may redeem the Preferred Stock for the liquidation preference plus accrued and unpaid dividends subject to prior consultation with the Federal Reserve Board.

The Corporation is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, the Corporation is subject to Ohio state laws relating to the payment of dividends

As part of the U.S. Department of the Treasury's (the "Treasury") strategy for winding down its remaining investment in the Troubled Asset Relief Program (TARP), particularly in community banks, the Treasury conducted various public auctions of TARP preferred stock in 2012. On June 19, 2012 the U.S. Department of Treasury completed the offer and sale of all 25,223 shares of the Corporation's Series B Preferred Stock. The underwriters in the offering purchased the Series B Preferred Stock from the U.S. Department of Treasury at a price of $856.13 per share. The shares were subsequently sold to the public through a modified Dutch auction at an initial public offering price of $869.17 per share. The Corporation did not receive any of the proceeds from the offering.

In the fourth quarter of 2012, the Corporation completed the repurchase of 6,343 in par value, or approximately 25% of the outstanding shares, of its Series B Preferred Stock in exchange for cash at a price representing a discount to par value. The transaction was funded by cash from accumulated earnings and excess capital. As a result of the discount on the purchase price, the Corporation recognized an increase to retained earnings of $163. As of December 31, 2012 18,880 shares of the Corporation's Series B Preferred Stock were issued and outstanding.

Warrant to Purchase Common Stock

During the third quarter 2012, the Corporation entered into a Warrant Repurchase Agreement to purchase the Warrant attached to the U.S. Department of Treasury's Preferred Stock offering in 2008. The warrants were immediately exercisable for 561,343 shares of our common stock at an exercise price of $6.74 per common share. The warrants were transferrable and could be exercised at any time on or before July 2, 2012. The Corporation negotiated a repurchase of all of the outstanding warrants at a mutually agreed upon price of $1.53, or $860 with the U.S. Treasury. The repurchase of these warrants occurred in July 2012 and reduced equity by the amount of the purchase price. Following settlement of the Warrant repurchase, the Treasury had no remaining investment in the Corporation.

Common Stock

The Corporation is authorized to issue up to 15,000,000 common shares. Common shares issued were 8,272,548 at December 31, 2012 and 8,210,443 at December 31, 2011. Common shares outstanding were 7,944,354 and 7,882,249 at December 31, 2012 and December 31, 2011, respectively.

Common Shares Repurchase Plan and Treasury Shares

On July 28, 2005, the Board of Directors authorized the repurchase of up to 5% of the outstanding common shares of the Corporation, or approximately 332,000 shares. The repurchased shares are expected to be used primarily for qualified employee benefit plans, incentive stock option plans, stock dividends and other corporate purposes. At December 31, 2012 and

December 31, 2011, LNB Bancorp, Inc. held 328,194 common shares as Treasury shares under this plan at a total cost of $6,092. The terms of the Corporation's Series B Preferred Stock originally issued to the U.S. Treasury in conjunction with the TARP Capital Purchase Program include limitations on the Corporation's ability to repurchase its common shares. As long as the Series B Preferred Stock is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited to the extent there are then any accrued and unpaid dividends on such preferred stock, subject to certain limited exceptions.

Shareholder Rights Plan

On October 25, 2010, the Board of Directors of the Corporation adopted a Shareholder Rights Plan which replaced the Corporation's original rights plan adopted October 24, 2000 which expired in October 2010. The rights plan is intended to prevent a potential acquirer from exceeding a prescribed ownership level in the Corporation, other than in the context of a negotiated acquisition involving the Board of Directors. If the prescribed level is exceeded, the rights become exercisable and, following a limited period for the Board of Directors to redeem the rights, allow shareholders, other than the potential acquirer that triggered the exercise of the rights, to purchase Preferred Share Units of the Corporation having characteristics comparable to the Corporation's common shares, at 50% of market value. This would dilute the potential acquirer's ownership level and voting power, potentially making an acquisition of the Corporation without prior Board approval prohibitively expensive.

The Shareholder Rights Plan provided for the distribution of one Preferred Share Purchase Right as a dividend on each outstanding Common Share of the Corporation held as of the close of business on November 5, 2010. One Preferred Share Purchase Right will also be distributed for each common share issued after November 5, 2010. Each right entitles the registered holder to purchase from the Corporation units of a new series of Voting Preferred Shares, no par value, at 50% of market value, if a person or group acquires 10% or more of the Corporation's Common Shares. Each Unit of the new Preferred Shares has terms intended to make it the economic equivalent of one Common share.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

The Board of Directors adopted the LNBB Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) effective June 2001, replacing the former LNB Bancorp, Inc. Dividend Reinvestment Plan. The Plan authorized the sale of 500,000 shares of the Corporation's common shares to shareholders who choose to invest all or a portion of their cash dividends plus additional cash payments for the Corporation's common stock. The Corporation did not issue shares pursuant to the Plan in 2012 and 9,936 shares were purchased in the open market at the market price on the date of purchase. Similarly, the Corporation did not issue shares pursuant to the Plan in 2011 while 13,795 shares were purchased in the open market at the market price on the date of purchase.

Dividend Restrictions

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by the Office of the Comptroller of Currency (OCC). These restrictions generally limit dividends to the current and prior two years' retained earnings. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. Dividends declared and paid in 2012 were approved by the OCC prior to declaration and payment. Future dividend payments or debt issuance by the Corporation will be based on future earnings and the approval of the OCC.

(15) Regulatory Capital

The Corporation and the Bank are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve Board and the Office of Comptroller of Currency. These guidelines are used to evaluate capital adequacy and include required minimums as discussed below. The Corporation and the Bank are subject to the FDIC Improvement Act. The FDIC Improvement Act established five capital categories ranging from "well capitalized" to "critically undercapitalized." These five capital categories are used by the Federal Deposit Insurance Corporation to determine prompt corrective action and an institution's semi-annual FDIC deposit insurance premium assessments.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide for five categories which in declining order are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically under-capitalized." To be considered "well capitalized", an institution must generally have a leverage capital ratio of at least five percent, a Tier I risk-based capital ratio of at least six percent, and a total risk-based capital ratio of at least ten percent.

At December 31, 2012 and 2011, the capital ratios for the Corporation and the Bank exceeded the ratios required to be "well capitalized." The "well capitalized" status affords the Bank the ability to operate with the greatest flexibility under current laws and regulations. The Comptroller of the Currency's most recent notification categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. Management believes that there are no conditions or events that have arisen since that notification that have changed the Bank's category. Analysis of the Corporation's and the Bank's Regulatory Capital and Regulatory Capital Requirements follows:

	December 31, 2012		December 31, 2011	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Total capital (risk weighted)				
Consolidated	$ 114,425	12.47%	$ 123,461	14.01%
Bank	112,150	12.23	113,005	12.84
Tier 1 capital (risk weighted)				
Consolidated	102,877	11.21	100,368	11.39
Bank	100,608	10.97	101,925	11.58
Tier 1 capital (average assets)				
Consolidated	102,877	8.79	100,368	8.80
Bank	100,608	8.60	101,925	8.94
Well Capitalized:				
Total capital (risk weighted)				
Consolidated	$ 91,779	10.00%	$ 88,123	10.00%
Bank	91,727	10.00	88,010	10.00
Tier 1 capital (risk weighted)				
Consolidated	55,067	6.00	52,872	6.00
Bank	55,036	6.00	52,811	6.00
Tier 1 capital (average assets)				
Consolidated	58,525	5.00	57,027	5.00
Bank	58,462	5.00	57,005	5.00
Minimum Required:				
Total capital (risk weighted)				
Consolidated	$ 73,423	8.00%	$ 70,499	8.00%
Bank	73,382	8.00	70,408	8.00
Tier 1 capital (risk weighted)				
Consolidated	36,712	4.00	35,248	4.00
Bank	36,691	4.00	35,207	4.00
Tier 1 capital (average assets)				
Consolidated	46,820	4.00	45,622	4.00
Bank	46,769	4.00	45,604	4.00

(16) Parent Company Financial Information

LNB Bancorp, Inc.'s (parent company only) condensed balance sheets as of December 31, 2012 and 2011, and the condensed statements of income and cash flows for the years ended December 31, 2012, 2011 and 2010 are as follows:

Condensed Balance Sheets	Year ended December 31, 2012	Year ended December 31, 2011
	(Dollars in thousands)	
Assets:		
Cash	$ **2,001**	$ 2,688
Investment in The Lorain National Bank	**124,113**	126,533
Other investments	—	7
Other assets	**505**	552
Total Assets	$ **126,619**	$ 129,780
Liabilities and Shareholders' Equity		
Junior subordinated debentures	$ **16,238**	$ 16,238
Other liabilities	**237**	268
Shareholders' equity	**110,144**	113,274
Total Liabilities and Shareholders' Equity	$ **126,619**	$ 129,780

Condensed Statements of Income	Year ended December 31, 2012	2011	2010
	(Dollars in thousands)		
Income			
Interest income	$ —	$ 160	$ 267
Cash dividend from The Lorain National Bank	**7,650**	—	1,000
Other income	**21**	21	25
Gain on extinguishment of debt	—	—	2,210
Total Income	7,671	181	3,502
Expenses			
Interest expense	**699**	687	778
Other expenses	**752**	357	181
Total Expense	**1,451**	1,044	959
Income (loss) before income taxes and equity in undistributed net income of subsidiary	**6,220**	(863)	2,543
Income tax expense (benefit)	**(486)**	(304)	520
Equity in undistributed net income (loss) of subsidiary	**(599)**	5,562	3,342
Net Income	$ **6,107**	$ 5,003	$ 5,365

Condensed Statements of Cash Flows	Year ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net Income	**$ 6,107**	$ 5,003	$ 5,365
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net (income) loss of subsidiary	**599**	(5,562)	(3,342)
Share-based compensation expense	**311**	189	102
Gain on extinguishment of debt	**—**	—	(2,210)
Net change in other assets and liabilities	**883**	(25)	213
Net cash provided by (used in) operating activities	**7,900**	(395)	128
Cash Flows from Investing Activities:			
Payments from The Lorain National Bank for subordinated debt instrument	**—**	4,000	—
Net cash provided by investing activities	**—**	4,000	—
Cash Flows from Financing Activities:			
Extinguishment of debt, net	**—**	—	(10)
Repurchase of warrants	**(860)**		
Redemption of Fixed-Rate Cumulative Perpetual Preferred stock	**(6,159)**		
Dividends paid	**(1,568)**	(1,576)	(1,565)
Net cash used in financing activities	**(8,587)**	(1,576)	(1,575)
Net increase (decrease) in cash equivalents	**(687)**	2,029	(1,447)
Cash and cash equivalents at beginning of year	**2,688**	659	2,106
Cash and cash equivalents at end of year	**$ 2,001**	$ 2,688	$ 659

(17) Retirement Pension Plan

The Corporation's non-contributory defined benefit pension plan (the Plan) covers a portion of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Corporation's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs. Effective December 31, 2002, the benefits under the Plan were frozen and no additional benefits have been accrued under the Plan after December 31, 2002.

The net periodic pension costs charged to expense amounted to $16 in 2012, $11 in 2011 and $148 in 2010. The following table sets forth the defined benefit pension plan's Change in Projected Benefit Obligation, Change in Plan Assets and Funded Status, including the Prepaid Asset or Accrued Liability for the years ended December 31, 2012, 2011, and 2010. There were no losses recognized due to settlement in 2012, 2011and 2010.

	Year ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Change in projected benefit obligation			
Projected benefit obligation at the beginning of the year	$ (5,641)	$ (5,610)	$ (5,716)
Interest Cost	(254)	(322)	(314)
Actuarial gain (loss)	(359)	(312)	(35)
Benefits paid	310	603	455
Projected benefit obligation at the end of the year	$ (5,944)	$ (5,641)	$ (5,610)
Change in plan assets			
Fair value of plan assets at beginning of year	$ 5,251	$ 5,756	$ 4,221
Actual gain on plan assets	237	98	590
Employer contributions	500	—	1,400
Benefits paid	(310)	(603)	(455)
Fair value of plan assets at end of year	$ 5,678	$ 5,251	$ 5,756
Funded status (included in accrued liabilities or prepaid assets)	$ (265)	$ (390)	$ 146
Unrecognized actuarial loss in accumulated other comprehensive income	$ 3,114	$ 2,754	$ 2,230

Amounts recognized in the consolidated statements of income consist of:

	Year ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net Periodic Pension Cost			
Interest cost on projected benefit obligation	$ 254	$ 322	$ 314
Expected return on plan benefits	(383)	(442)	(308)
Amortization of loss	145	131	142
Net Periodic Pension Cost	$ 16	$ 11	$ 148

Pension liability adjustments recognized in other comprehensive income include:

	Year ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Amortization of unrecognized actuarial loss	$ 145	$ 131	$ 142
Current deferral of gains	214	392	247
Pension liability adjustments recognized in comprehensive income	359	524	389
Tax effect	(122)	(178)	(132)
Net pension liability adjustments	$ 237	$ 346	$ 257

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Weighted average discount rate	4.50%	5.75%	5.75%
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Assumed rate of future compensation increases	—%	—%	—%

The actuarial assumptions used in the pension plan valuation are reviewed annually. The plan reviews Moody's Aaa and Aa corporate bond yields as of each plan year-end to determine the appropriate discount rate to calculate the year-end benefit plan obligation and the following year's net periodic pension cost.

Plan Assets

The Bank's Retirement Pension Plan's weighted-average assets allocations at December 31, 2012, 2011 and 2010 by asset category are as follows:

	Plan Assets at December 31,		
	2012	2011	2010
Asset Category:			
Equity securities	**70.1%**	63.5%	62.6%
Debt securities	**27.6%**	34.9%	35.5%
Cash and cash equivalents	**2.3%**	1.6%	1.9%
Total	**100.0%**	100.0%	100.0%
LNB Bancorp, Inc. common stock to total plan assets	**—%**	—%	—%

The allocation of assets in the Bank's Retirement Pension Plan is an important determinant of their investment performance. The investment strategy for 2013 will concentrate on allocating funds traditionally with a 60% equity security position and a 40% debt security position. This strategy will be employed in order to position more assets to benefit from the anticipated increase in the equities market in the future.

The following estimated future benefit payments, which reflect no expected future service as the plan is frozen, are expected to be paid as follows:

	Amount
	(Dollars in thousands)
2013	$ 285
2014	273
2015	263
2016	249
2017	240
2018 and thereafter	1,080

(18) Share-Based Compensation

A broad-based stock incentive plan, the 2006 Stock Incentive Plan, was adopted by the Corporation's shareholders on April 18, 2006 and was amended and restated May 2, 2012. Awards granted under this Plan as of December 31, 2012 were stock options granted in 2007, 2008 and 2009 and long-term restricted shares issued in 2010, 2011, and 2012. In addition, the Corporation has nonqualified stock option agreements outside of the 2006 Stock Incentive Plan. Grants under the nonqualified stock option agreements were made from 2005 to 2007.

As of December 31, 2012 and 2011, there was $377 and $307, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.7 years as of December 31, 2012. The total fair value of shares vested during the year ended December 31, 2012 and 2011 was $192 and $31, respectively.

Stock Options

The expense recorded for stock options was $14, $1 and $15 for the years ended December 31, 2012, 2011 and 2010, respectively. The maximum option term is ten years and the options generally vest over three years as follows: one-third after one year from the grant date, two-thirds after two years and completely after three years.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2012
Risk free interest rate	1.27%
Dividend yield	3.38%
Volatility	33.00%

The weighted-average fair value of options granted in 2012 was $5.39.

Options outstanding at December 31, 2012 were as follows:

	Outstanding		Exercisable		
	Number	Weighted Average Remaining Contractual Life (Years)	Number		Weighted Average Exercise Price
Range of Exercise Prices					
$5.34-$5.39	37,500	8.91	2,500	$	5.34
$14.47	82,000	5.10	82,000		14.47
$15.35-$16.50	52,500	4.21	52,500		15.78
$19.10	30,000	3.09	30,000		19.10
$19.17	30,000	2.09	30,000		19.17
Outstanding at end of period	232,000	4.86	197,000	$	16.12

A summary of the status of stock options at December 31, 2012 and December 31, 2011 and changes during the year then ended is presented in the table below:

	2012		2011	
	Options	Weighted Average Exercise Price per Share	Options	Weighted Average Exercise Price per Share
Outstanding at beginning of period	197,000	16.12	197,000	16.12
Granted	35,000	5.39	—	—
Forfeited or expired	—	—	—	—
Exercised	—	—	—	—
Stock dividend or split	—	—	—	—
Outstanding at end of period	232,000	14.50	197,000	16.12
Exercisable at end of period	197,000	16.12	196,167	16.17

There were no options exercised during the year ended December 31, 2012 therefore the total intrinsic value of options exercised was $0. The total intrinsic value of all options outstanding for the year ended December 31, 2012 was $19.

Restricted Shares

In 2012, the Corporation issued 62,105 shares of long-term restricted stock. The market price of the Corporation's common shares on the date of grant of the long-term restricted stock was $5.39 per share. In 2011, the Corporation issued 40,000 shares of long-term restricted stock, 2,500 of which were forfeited by the recipients due to employee terminations. The market price of the Corporation's common shares on the date of grant of the long-term restricted shares was $5.28 per share. Shares of long-term restricted stock generally vest in two equal installments on the second and third anniversaries of the date of grant, or upon the earlier death or disability of the recipient or a qualified change of control of the Corporation. The expense recorded for long-term restricted stock for December 31, 2012, 2011 and 2010 was $296, $188, and $87, respectively.

The market price of the Corporation's common shares at the date of grant is used to estimate the fair value of restricted stock awards. A summary of the status of restricted shares at December 31, 2012 is presented in the table below:

	Nonvested Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	**124,352**	**$ 4.68**
Granted	**62,105**	**5.39**
Vested	**(43,426)**	**4.42**
Forfeited or expired	**—**	**—**
Nonvested at December 31, 2012	**143,031**	**5.07**

Stock Appreciation Rights ("SARS")

In 2006, the Corporation issued an aggregate of 30,000 SARS at $19.00 per share, 15,500 of which have expired due to employee terminations. The SARS vest over three years as follows: one-third after one year from the grant date, two-thirds after two years and completely after three years. Any unexercised portion of the SARS shall expire at the end of the stated term which is specified at the date of grant and shall not exceed ten years. The SARS issued in 2006 will expire in January 2016. The expense recorded for SARS for the years ended December 31, 2012, was $4 and for 2011 and 2010 was $0.

(19) Benefit Plans

The Bank adopted The Lorain National Bank 401(k) Plan (the Plan) effective January 1, 2001. The Plan allows for the purchase of up to 80,000 shares of LNB Bancorp, Inc. treasury shares. No shares were purchased out of Treasury during 2012, 2011 or 2010.

Under provisions of the Plan, a participant can contribute a percentage of their compensation to the Plan. For plan years prior to January 1, 2008, the Bank made a non-discretionary 50% contribution to match each employee's contribution, limited to the first six percent of an employee's wage. Effective January 1, 2008, the Plan changed to a safe-harbor status with a 3% non-elective contribution for all employees. The Plan uses the contributions of the Corporation to purchase LNB Bancorp, Inc. common stock. Effective January 1, 2001, the Plan permits the investment of plan assets, contributed by employees as well as the Corporation, among different funds.

The Bank's matching contributions are expensed in the year in which the associated participant contributions are made and totaled $410, $395, and $374, in 2012, 2011 and 2010, respectively.

(20) Commitments and Contingencies

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

A summary of the contractual amount of commitments at December 31, 2012 and 2011 follows:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Commitments to extend credit	**$ 74,206**	$ 92,128
Home equity lines of credit	**81,041**	78,410
Standby letters of credit	**8,685**	8,145
Total	**$ 163,932**	$ 178,683

The nature of the Corporation's business may result in litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving LNB Bancorp, Inc. and subsidiaries, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation's financial position, results of operation or liquidity.

(21) Estimated Fair Value of Financial Instruments

The Corporation discloses estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Corporation's financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- The carrying value of cash and due from banks, Federal funds sold, short-term investments, interest bearing deposits in other banks and accrued interest receivable and other financial assets is a reasonable estimate of fair value due to the short-term nature of the asset.
- The fair value of investment securities is based on the fair value hierarchy described below.
- For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- The carrying value approximates the fair value for bank owned life insurance.
- The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and interest-bearing checking, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.
- Securities sold under repurchase agreements, other short-term borrowings, accrued interest payable and other financial liabilities approximate fair value due to the short-term nature of the liability.
- The fair value of Federal Home Loan Bank advances is estimated by discounting future cash flows using current FHLB rates for the remaining term to maturity.
- The fair value of junior subordinated debentures is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.
- The fair value of commitments to extend credit approximates the fees charged to make these commitments since rates and fees of the commitment contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 2012 and 2011.

Limitations

Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has an Investment and Trust Services Division that contributes net fee income annually. The Investment and Trust Services Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include premises and equipment and deferred tax assets. The estimated fair values of the Corporation's financial instruments at December 31, 2012 and 2011 are summarized as follows:

	December 31, 2012					December 31, 2011	
	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3	Carrying Value	Estimated Fair Value
	(Dollars in thousands)						
Financial assets							
Cash and due from banks, Federal funds sold and interest bearing deposits in other banks	$ 30,659	$ 30,659	$ 30,659	$ —	$ —	$ 40,647	$ 40,647
Securities	203,763	203,763	—	203,763	—	226,012	226,012
Restricted stock	5,741	5,741	—	5,741	—	—	—
Portfolio loans, net	864,911	868,716	—	—	868,716	826,025	825,662
Loans held for sale	7,634	7,891	—	7,891	—	3,448	3,448
Accrued interest receivable	3,726	3,726	—	3,726	—	3,550	3,550
Financial liabilities							
Deposits:							
Demand, savings and money market	517,181	511,665	—	511,665	—	486,690	486,690
Certificates of deposit	482,411	485,394	—	485,394	—	504,390	509,449
Short-term borrowings	1,115	1,115	—	1,115	—	227	227
Federal Home Loan Bank advances	46,508	46,828	—	46,828	—	42,497	43,824
Junior subordinated debentures	16,238	17,197	—	17,197	—	16,238	16,130
Accrued interest payable	882	882	—	882	—	1,118	1,118

Fair Value Measurements

The fair value of financial assets and liabilities recorded at fair value is categorized in three levels. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. These levels are as follows:

- Level 1 — Valuations based on quoted prices in active markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- Level 2 — Valuations of assets and liabilities traded in less active dealer or broker markets. Valuations include quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.
- Level 3 — Assets and liabilities with valuations that include methodologies and assumptions that may not be readily observable, including option pricing models, discounted cash flow models, yield curves and similar techniques. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities, but in all cases are corroborated by external data, which may include third-party pricing services.

The following table presents information about the Corporation's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011, and the valuation techniques used by the Corporation to determine those fair values.

Description	Fair Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. Government agencies and corporations	$ **36,970**	$ —	$ **36,970**	$ —
Mortgage backed securities	**111,701**	—	**111,701**	—
Collateralized mortgage obligations	**22,881**	—	**22,881**	—
State and political subdivisions	**32,211**	—	**32,211**	—
Total	$ **203,763**	$ —	$ **203,763**	$ —

Description	Fair Value as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. Government agencies and corporations	$ 56,881	$ —	$ 56,881	$ —
Mortgage backed securities	107,037	—	107,037	—
Collateralized mortgage obligations	30,237	—	30,237	—
State and political subdivisions	31,857	—	31,857	—
Total	$ 226,012	$ —	$ 226,012	$ —

Fair value measurements of U.S. Government agencies and mortgage backed securities use pricing models that vary and may consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Fair value of debt securities such as obligations of state and political may be determined by matrix pricing. Matrix pricing is a mathematical technique that is used to value debt securities without relying exclusively on quoted prices for specific securities, but rather by relying on the securities relationship to other benchmark quoted prices.

There were no transfers between Levels 1 and 2 of the fair value hierarchy during the years ended December 31, 2012 and 2011. For the available for sale securities, the Corporation obtains fair value measurements from an independent third-party service or independent brokers.

The Corporation has assets that, under certain conditions, are subject to measurement at fair value on a nonrecurring basis. At December 31, 2012 and 2011, such assets consist primarily of impaired loans and other property. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

The following table presents the balances of assets and liabilities measured at fair value on a nonrecurring basis:

December 31, 2012	Quoted Market Prices in Active Markets (Level 1)	Internal Models with Significant Observable Market Parameters (Level 2)	Internal Models with Significant Unobservable Market Parameters (Level 3)	Total
	(Dollars in thousands)			
Impaired and nonaccrual loans	$ —	$ —	$ 27,796	$ 27,796
Other real estate	—	—	1,366	1,366
Total assets at fair value on a nonrecurring basis	$ —	$ —	$ 29,162	$ 29,162

December 31, 2011	Quoted Market Prices in Active Markets (Level 1)	Internal Models with Significant Observable Market Parameters (Level 2)	Internal Models with Significant Unobservable Market Parameters (Level 3)	Total
	(Dollars in thousands)			
Impaired and nonaccrual loans	$ —	$ —	$ 34,471	$ 34,471
Other real estate	—	—	1,687	1,687
Total assets at fair value on a nonrecurring basis	$ —	$ —	$ 36,158	$ 36,158

Impaired and nonaccrual loans: Fair value adjustments for these items typically occur when there is evidence of impairment. Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair market value of the collateral. The Corporation measures fair value based on the value of the collateral securing the loans. Collateral may be in the form of real estate or personal property including equipment and inventory. The vast majority of collateral is real estate. The value of the collateral is determined based on internal estimates as well as third party appraisals or non-binding broker quotes. These measurements were classified as Level 3.

Other Real Estate: Other real estate includes foreclosed assets and properties securing residential and commercial loans. Foreclosed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at lower of carry value or fair value less costs to sell. Fair value is generally based upon internal estimates and third party appraisals or non-binding broker quotes and, accordingly, considered a Level 3 classification.

(22) Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2012					
Total interest income	$ 11,677	$ 11,845	$ 11,506	$ 10,920	$ 45,948
Total interest expense	2,022	1,912	1,843	1,732	7,509
Net Interest income	9,655	9,933	9,663	9,188	38,439
Provision for loan losses	1,900	1,667	1,875	1,800	7,242
Net interest income after provision for loan losses	7,755	8,266	7,788	7,388	31,197
Noninterest income	2,875	2,543	2,953	3,376	11,747
Noninterest expense	8,544	9,047	8,678	8,634	34,903
Income tax expense	581	324	538	491	1,934
Net Income	1,505	1,438	1,525	1,639	6,107
Preferred Stock Dividend and Accretion	319	318	319	310	1,266
Net Income Available to Common Shareholders	1,186	1,120	1,206	1,329	4,841
Basic earnings per common share	0.15	0.14	0.15	0.17	0.61
Diluted earnings per common share	0.15	0.14	0.15	0.17	0.61
Dividends declared per common share	0.01	0.01	0.01	0.01	0.04

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2011					
Total interest income	$ 12,335	$ 12,472	$ 12,536	$ 12,006	$ 49,349
Total interest expense	2,721	2,636	2,477	2,274	10,108
Net Interest income	9,614	9,836	10,059	9,732	39,241
Provision for loan losses	2,100	3,345	2,100	2,808	10,353
Net interest income after provision for loan losses	7,514	6,491	7,959	6,924	28,888
Noninterest income	3,071	2,804	2,542	2,998	11,415
Noninterest expense	9,189	8,522	8,329	8,104	34,144
Income tax expense (benefit)	266	61	500	329	1,156
Net Income	1,130	712	1,672	1,489	5,003
Preferred Stock Dividend and Accretion	319	318	319	320	1,276
Net Income Available to Common Shareholders	811	394	1,353	1,169	3,727
Basic earnings per common share	0.10	0.05	0.17	0.15	0.47
Diluted earnings per common share	0.10	0.05	0.17	0.15	0.47
Dividends declared per common share	0.01	0.01	0.01	0.01	0.04

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

1. Disclosure Controls and Procedures

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Corporation's management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of LNB Bancorp, Inc.'s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of December 31, 2012, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Securities Exchange Act of 1934.

Based upon that evaluation, management concluded as of the end of the period covered by this Annual Report on Form 10-K that the Corporation's disclosure controls and procedures were effective as of December 31, 2012.

2. Internal Control over Financial Reporting

The Management of LNB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over its financial reporting. LNB Bancorp, Inc.'s internal control over financial reporting is a process designed under the supervision of the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

LNB Bancorp, Inc.'s management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control Integrated Framework." Based on this assessment, management determined that at December 31, 2012, the Corporation's internal control over financial reporting was effective.

The Dodd-Frank Act includes a provision that permanently exempts "non-accelerated filers" from complying with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires an issuer to include in its Annual Report on Form 10-K an attestation report from the issuer's independent registered public accounting firm on the issuer's internal control over financial reporting. Since the Corporation was a non-accelerated filer as of December 31, 2012, it is not required to comply with the requirements of Section 404(b) in this Annual Report on Form 10-K. However, if the market value of the Corporation's common shares held by non-affiliates equals $75 million or more as of the end of the last day of the Corporation's most recently completed second quarter, the Corporation will be required to provide an attestation report from its independent registered public accounting firm on the Corporation's internal control over financial reporting in its Annual Report on Form 10-K for the year in which it equals or exceeds the $75 million threshold.

3. Changes in Internal Control over Financial Reporting

No change in the Corporation's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers, Promoters and Control Persons of the Registrant***

Information regarding the executive officers of the Corporation is set forth in Part I of this Form 10-K. Other information required to be included in this Item 10 is incorporated by reference herein from the information about the Corporation's directors provided in the section captioned "PROPOSAL 1 - Election of Directors," the information provided in the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance," and the information about the Corporation's Audit and Finance Committee, audit committee financial expert and procedures for recommending nominees to the Board of Directors and Corporate Governance provided in the sections captioned "Committees of the Board" and "Corporate Governance" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders to be filed with the SEC.

Item 11. ***Executive Compensation***

The information required to be included in this Item 11 is incorporated by reference herein from the information provided in the sections captioned "Executive Compensation and Other Information," in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders to be filed with the SEC.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information regarding security ownership of certain beneficial owners and management required to be included in this Item 12 is incorporated by reference herein from the information provided in the section captioned "Ownership of Voting Shares" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders to be filed with the SEC. The following table shows information about the Corporation's common shares that may be issued upon the exercise of options, warrants and rights under all of the Corporation's equity compensation plans as of December 31, 2012:

Equity Compensation Plan Table

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	139,500	$ 12.15	474,043 (2)
Equity compensation plans not approved by security holders (3)	92,500	$ 18.05	—
Total	232,000	$ 14.50	474,043

(1) Consists of common shares of the Corporation issuable upon outstanding options.

(2) Represents shares available for grant under the LNB Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan. The LNB Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan allows for the granting of an aggregate of 800,000 common shares in the form of awards under the plan of which no more than 400,000 may be granted in the form of restricted shares.

(3) All common shares included in equity compensation plans not approved by shareholders are covered by outstanding options awarded to two current officers under agreements having the same material terms. Each of these options is a nonqualified option, meaning a stock option that does not qualify under Section 422 of the Internal Revenue Code for the special tax

treatment available for qualified, or "incentive," stock options. Daniel E. Klimas was granted stock options on February 1, 2005, February 1, 2006, and February 1, 2007 each to purchase 30,000 shares which vested in 10,000 share increments on the first, second and third anniversaries of the date of grant. Frank A. Soltis was granted an option to purchase 2,500 shares on June 27, 2005 which vested on the first year anniversary of the date of grant. Each option expires on the date that is 10 years from the date the option was granted, subject to earlier termination in the event of death, disability or other termination of the employment of the option holder. The option holder has up to 12 months following termination of employment due to death or disability to exercise the options. The options terminate three months after termination of employment for reasons other than death, disability or termination for cause, and immediately upon termination of employment if for cause. The exercise price and number of shares covered by the option are to be adjusted to reflect any share dividend, share split, merger or other recapitalization of the common shares of the Corporation. The options are not transferable other than by will or state inheritance laws. Exercise prices for these options are equal to fair market value of the common shares at the date of grant. The stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2005 has an exercise price of $19.17 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2006 has an exercise price of $19.10 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2007 has an exercise price of $16.00 per share and the stock option for 2,500 shares awarded to Mr. Soltis has an exercise price of $16.50 per share.

Item 13. ***Certain Relationships and Related Transactions***

The information required to be included in this Item 13 is incorporated by reference from the information provided in section captioned "Certain Transactions" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders to be filed with the SEC.

Item 14. ***Principal Accounting Fees and Services***

The information required to be included in this Item 14 is incorporated by reference herein from the information provided in section captioned "Principal Accounting Firm Fees" in the Corporation's Definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Shareholders to be filed with the SEC.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a)(1) *Consolidated Financial Statements included under Item 8.* The following Consolidated Financial Statements and related Notes to Consolidated Financial Statements, together with the report of Independent Registered Public Accounting Firm dated March 4, 2013 appear on pages 44 through 50 of this annual report on Form 10-K:

	Page
Report of Independent Registered Public Accounting Firm	44
Consolidated Balance Sheets as of December 31, 2012 and 2011	45
Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	46
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2012, 2011 and 2010	48
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	49
Notes to Consolidated Financial Statements for the Years Ended December 31, 2012, 2011 and 2010	50

(a)(2) *Financial Statement Schedules.* Financial statement schedules are omitted as they are not required or are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

(a)(3) *Exhibits.* The Exhibits that are filed as part of this annual report on Form 10-K or that are incorporated by reference herein are set forth in the Exhibit Index hereto.

(b) The exhibits referenced on the Exhibit Index hereto are filed as part of this report.

Exhibit Index

S-K Reference Number	Exhibit
3(a)	LNB Bancorp, Inc. Second Amended Articles of Incorporation. Incorporated by reference herein from Exhibit 3(a) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
3(b)	Certificate of Amendment to the Amended Articles of Incorporation, filed with the Ohio Secretary of State on December 11, 2008. Incorporated by reference herein from Exhibit 3.1 of the Corporation's Form 8-K filed on December 17, 2008.
3(c)	Certificate of Amendment to Amended Articles of Incorporation, filed with the Ohio Secretary of State on October 25, 2010. Incorporated by reference herein from Exhibit 3.1 of the Corporation's Form 8-K filed on October 25, 2010.
3(d)	LNB Bancorp, Inc. Amended Code of Regulations. Incorporated by reference herein from Appendix A to the Corporation's Definitive Proxy Statement on Schedule 14A filed March 16, 2007.
4(a)	Rights Agreement between LNB Bancorp, Inc. and Registrar and Transfer Company, as rights agent, dated October 25, 2010, including the Form of Right Certificate and the Summary of Rights to Purchase Preferred Shares. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 8-K filed on October 25, 2010.
4(b)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to floating rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(c)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to fixed rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(d)	Amended and Restated Declaration of Trust of LNB Trust I, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.3 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(e)	Amended and Restated Declaration of Trust of LNB Trust II, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.4 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(f)	Amendment No. 1 to Amended and Restated Declaration of Trust of LNB Trust I, dated as of August 4, 2010. Incorporated by reference herein from Exhibit 99.2 of the Corporation's Form 8-K filed on August 6, 2010.
4(g)	First Supplemental Indenture, dated as of August 4, 2010, between the Company and Wells Fargo Bank, National Association. Incorporated by reference herein from Exhibit 99.3 of the Corporation's Form 8-K filed on August 6, 2010.
4(h)	Amendment No. 1 to Amended and Restated Declaration of Trust of LNB Trust II, dated as of August 4, 2010. Incorporated by reference herein from Exhibit 99.4 of the Corporation's Form 8-K filed on August 6, 2010.
4(i)	First Supplemental Indenture, dated as of August 4, 2010, between the Company and Wells Fargo Bank, National Association. Incorporated by reference herein from Exhibit 99.5 of the Corporation's Form 8-K filed on August 6, 2010.

S-K Reference Number	Exhibit
10(a)*	Form of Stock Appreciation Rights Agreement. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed January 25, 2006.
10(b)*	LNB Bancorp, Inc. Stock Appreciation Rights Plan, as restated. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 8-K filed on December 18, 2009.
10(c)*	Stock Option Agreement, effective as of June 27, 2005, between the Corporation and Frank A. Soltis. Incorporated by reference herein from Exhibit 10.2 to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2005.
10(d)*	Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated January 28, 2005. Incorporated by reference herein from Exhibit 10(a) to the Corporation's Form 10-K for the fiscal year ended December 31, 2004.
10(e)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated as of July 16, 2008. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on July 18, 2008.
10(f)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated as of December 12, 2008. Incorporated by reference herein from Exhibit 10(f) to the Corporation's Form 10-K for the fiscal year ended December 31, 2008.
10(g)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated as of December 15, 2009. Incorporated by reference herein from Exhibit 10.3 of the Corporation's Form 8-K filed on December 18, 2009.
10(h)	The Lorain National Bank Retirement Pension Plan amended and restated effective December 31, 2002, dated November 19, 2002. Incorporated by reference herein from Exhibit 10 to the Corporation's annual report on Form 10-K for the year ended December 31, 2002.
10(i)	Lorain National Bank Group Term Carve Out Plan dated August 7, 2002. Incorporated by reference herein from Exhibit 10(a) to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2002.
10(j)	Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc. and The Lorain National Bank dated December 15, 2000. Incorporated by reference herein from Exhibit 10(n) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(k)	Amendment to Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc. and The Lorain National Bank dated October 6, 2003. Incorporated by reference herein from Exhibit (10a) to the Corporation's Form 10-K for the year ended December 31, 2003.
10(l)	Supplemental Retirement Agreement by and between Gregory D. Friedman and LNB Bancorp, Inc. and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit 10(p) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(m)	Agreement To Join In The Filing of Consolidated Federal Income Tax Returns between LNB Bancorp, Inc. and The Lorain National Bank dated February 27, 2004. Incorporated by reference herein from Exhibit 10(w) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(n)*	LNB Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on May 3, 2012.

S-K Reference Number	Exhibit
10(o)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust I. Incorporated by reference herein from Exhibit 10. 1 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
10(p)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust II. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
10(q)*	Form of Nonqualified Stock Option Agreement under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed February 6, 2008.
10(r)*	Form of Restricted Stock Agreement under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed February 25, 2010.
10(s)*	LNB Bancorp, Inc. 2012 Management Incentive Plan for Key Executives. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed September 6, 2012.
10(t)*	LNB Bancorp, Inc. 2012 CEO Incentive Plan. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed November 2, 2012.
21.1	Subsidiaries of LNB Bancorp, Inc.
23.1	Consent of Plante & Moran, PLLC.
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a)/15-d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a)/15-d-14(a).
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Certification of the Chief Executive Officer Pursuant to Sections 101(a)(1), 101(c)(5), and 111 of the Emergency Economic Stabilization Act of 2008, as Amended by the American Recovery and Reinvestment Act of 2009.
99.2	Certification of the Chief Financial Officer Pursuant to Sections 101(a)(1), 101(c)(5), and 111 of the Emergency Economic Stabilization Act of 2008, as Amended by the American Recovery and Reinvestment Act of 2009.
101	Financial statements from the annual report on Form 10-K of LNB Bancorp, Inc. for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and December 31, 2011; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to the Consolidated Financial Statements.

* Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LNB BANCORP, INC.
(Registrant)

Date: March 6, 2013

By: /s/ Gary J. Elek
Gary J. Elek
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Daniel E. Klimas Daniel E. Klimas	President and Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2013
/s/ Gary J. Elek Gary J. Elek	Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2013
/s/ James R. Herrick James R. Herrick	Chairman and Director	March 6, 2013
/s/ Terry D. Goode Terry D. Goode	Vice Chairman and Director	March 6, 2013
/s/ Robert M. Campana Robert M. Campana	Director	March 6, 2013
/s/ J. Martin Erbaugh J. Martin Erbaugh	Director	March 6, 2013
/s/ Lee C. Howley Lee C. Howley	Director	March 6, 2013
/s/ Daniel G. Merkel Daniel G. Merkel	Director	March 6, 2013
/s/ Thomas P. Perciak Thomas P. Perciak	Director	March 6, 2013
/s/ Jeffrey F. Riddell Jeffrey F. Riddell	Director	March 6, 2013
/s/ John W. Schaeffer, M.D. John W. Schaeffer, M.D.	Director	March 6, 2013
/s/ Donald F. Zwilling Donald F. Zwilling	Director	March 6, 2013



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LNB
Bancorp, Inc.

Mail: LNB Bancorp, Inc. 457 Broadway
Lorain, Ohio 44052-1769

E-Mail: InvestorRelations@4lnb.com

Internet: www.4lnb.com

Telephone: (440) 244-6000

Toll Free: (800) 860-1007

Telefax: (440) 244-4815

Member FDIC


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